IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

06041021

Ben Franklin Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

0001366925
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

Not available 333-135562
(SEC File Number, if Available)

PROCESSED
JUL 19 2006
B
THOMSON
FINANCIAL

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 30 2006
WASH, D.C.
199

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington Heights, State of Illinois, on June 28, 2006.

BEN FRANKLIN FINANCIAL, INC.

By: C. Steven Sjogren
C. Steven Sjogren
President and Chief Executive Officer

TABBEG

TABBEG

EXH

EXH

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

BEN FRANKLIN BANK OF ILLINOIS
Arlington Heights, Illinois

Dated As Of:
June 16, 2006

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

June 16, 2006

Board of Directors
Ben Franklin Bank of Illinois
14 North Dryden Place
Arlington Heights, Illinois 60004

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Reorganization and Stock Offering

The Board of Directors of Ben Franklin Bank of Illinois ("Ben Franklin Bank" or the "Bank") has adopted a plan of reorganization, pursuant to which Ben Franklin Bank will reorganize into a mutual holding company structure. As part of the plan of reorganization, Ben Franklin Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Ben Franklin Financial, Inc. ("Ben Franklin Financial" or the "Company"), a federally-chartered mid-tier holding corporation, and Ben Franklin Financial will issue a majority of its common stock to Ben Franklin Financial, MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by Ben Franklin Bank to assist in the corporate reorganization and minority stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Ben Franklin Bank's management; Crowe Chizek and Company LLC, the Bank's independent auditor; Luse Gorman Pomerenk & Schick, P.C., Ben Franklin Bank's conversion counsel; and Keefe Bruyette & Wood, Inc., which has been retained as the financial and marketing advisor in connection with the Bank's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Ben Franklin Bank operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Ben Franklin Bank and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Ben Franklin Financial. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Ben Franklin Bank's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as

well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the markets for thrifts, thrift holding companies and mutual holding companies including mutual holding company offerings.

The Appraisal is based on Ben Franklin Bank's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Ben Franklin Bank only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of June 16, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $15,000,000 at the midpoint, equal to 1,500,000 shares issued at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,275,000 shares at the minimum of the valuation range and 1,725,000 total shares outstanding at the maximum of the valuation range. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $19,837,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 1,983,750. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 45.0% ownership interest of the Company. Accordingly, the offering

range to the public of the minority stock will be $5,737,500 at the minimum, $6,750,000 at the midpoint, $7,762,500 at the maximum and $8,926,880 at the super maximum.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Ben Franklin Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Ben Franklin Financial as of March 31, 2006, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Ben Franklin Financial, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be

made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
BEN FRANKLIN BANK OF ILLINOIS
Arlington Heights, Illinois

TABLE OF CONTENTS
BEN FRANKLIN BANK OF ILLINOIS
Arlington Heights, Illinois
(continued)

LIST OF TABLES
BEN FRANKLIN BANK OF ILLINOIS
Arlington Heights, Illinois

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Ben Franklin Bank of Illinois ("Ben Franklin Bank" or the "Bank"), chartered in 1893, is a federally-chartered savings bank headquartered in Arlington Heights, Illinois. Arlington Heights is a northwest suburb of Chicago. The Bank conducts operations through the main office and one other branch in Arlington Heights and one branch in Rolling Meadows. All of the Bank's offices are located in Cook County, Illinois. A map of the Bank's office locations is included as Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2006, Ben Franklin Bank had $110.2 million in assets, $99.2 million in deposits and total equity of $8.4 million equal to 7.6% of total assets. Ben Franklin Bank's audited financial statements are included by reference as Exhibit I-2.

Plan of Reorganization and Stock Offering

The Board of Directors of Ben Franklin Bank has adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization. As part of the reorganization, Ben Franklin Bank will convert from a federally-chartered mutual savings bank to a federal stock savings bank. Pursuant to the reorganization, Ben Franklin Bank will become a wholly-owned subsidiary of Ben Franklin Financial, Inc. ("Ben Franklin Financial" or the "Company"), a federally-chartered mid-tier holding corporation, and Ben Franklin Financial will issue a majority of its common stock to Ben Franklin Financial, MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain up to 50% of the net stock proceeds. Immediately after consummation of the reorganization, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activities will be ownership of its subsidiary, Ben Franklin Bank, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Bank's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Company, pursuant to regulatory guidelines and limitations, may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Historically, Ben Franklin Bank's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Bank's assets and liabilities, respectively. Beyond 1-4 family loans, lending diversification by the Bank includes commercial real estate, multi-family, construction, land, consumer and commercial business loans. Pursuant to the Bank's business plan, Ben Franklin Bank will continue to emphasize 1-4 family lending, but will also pursue greater diversification into other types of lending. Lending diversification by the Bank is expected to continue to emphasize commercial real estate loans, which include multi-family loans, and home equity loans, as a means to enhance the yield and reduce the interest rate risk of its loan portfolio.

Investments serve as a supplement to the Bank's lending activities. The intent of the Bank's investment strategy is to provide and maintain liquidity and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investments currently held by the Bank consist of mortgage-backed securities and FHLB stock. Historically, the Bank has also maintained investments in U.S. Treasury and agency securities. To manage the interest rate risk associated with the investment portfolio, the Bank's investment in mortgage-backed securities includes adjustable securities. When the Bank invests in U.S. Treasury and agency securities, the maturities are laddered. The current portfolio of mortgage-backed securities is maintained as available for sale.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. Pursuant to the Bank's business plan, growth of transaction and saving deposits is being emphasized for purposes of managing interest rate risk and reducing funding cost. Time deposits constitute the largest portion of the Bank's deposit base, in which the Bank has been seeking to extend CD maturities for purposes of managing interest rate risk. Borrowings serve as an alternative funding source for the Bank to support management of funding costs and interest rate risk. The Bank's use of borrowings has typically been limited to FHLB advances with fixed rate terms.

Ben Franklin Bank's core earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Bank's operating strategy has served to strengthen the net interest margin, which has been supported by increasing the concentration of interest-earning assets maintained in loans and increasing the concentration of loans maintained in higher yielding non-residential mortgage loans. The Bank's operating expense ratio as a percent of average assets is also viewed as being relatively high, which can in part be attributed to the de-leveraging of operating expenses that has resulted from asset shrinkage as well as maintaining a three branch network with only $99 million of deposits. In this regard, the Bank is consolidating its Arlington Heights branch office into a newly built main office facility that will be a leased facility. The new main office will be at the same site as the current main office, but will have a more attractive corner location and drive through facilities. The current main office is a storefront location within a strip mall. The branch that is being consolidated is approximately two blocks from the main office. February 2007 is the target date to relocate to the new facility.

In recent years, the Bank's plan has been to shrink assets to build the equity-to-assets ratio, while improving earnings through shifting the composition of interest-earning assets towards a higher concentration of loans and, in particular, higher yielding non-residential mortgage loans. The post-offering business plan is to resume balance sheet growth, through emphasizing loan growth. Loan growth will emphasize pursuing further diversification into non-residential mortgage loans and home equity loans. Additionally, the Bank plans to evaluate growth opportunities through expansion and diversification of other products and services.

Accordingly, a key component of the Bank's business plan is to raise capital through a public stock offering. The capital realized from the minority stock offering will increase the

operating flexibility and overall financial strength of Ben Franklin Bank. The additional capital realized from stock proceeds will increase liquidity and leverage capacity to support funding of planned loan growth. Ben Franklin Bank's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Bank's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank's future funding needs, which may facilitate a reduction in Ben Franklin Bank's funding costs. Additionally, Ben Franklin Bank's higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be positioned better to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Bank has no specific plans for expansion. The projected use of proceeds is highlighted below.

- MHC. The Bank intends to capitalize the MHC with $100,000 of cash. The primary activity of the MHC will be ownership of the majority interest in Ben Franklin Financial. Such cash is anticipated to be invested into low risk liquid instruments.
- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- The Bank. Approximately 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data for the years ended December 31, 2001 through December 31, 2005 and at March 31, 2006. From year end 2001 through

Table 1.1
Ben Franklin Bank of Illinois
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Year End December 31,										At March 31,		Annual Growth Rate
	2001		2002		2003		2004		2005		2006		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$142,541	100.0%	$132,335	100.0%	$116,451	100.0%	$114,226	100.0%	$107,769	100.0%	$110,247	100.0%	-5.87%
Cash and cash equivalents	15,273	10.7%	17,102	12.9%	6,213	5.3%	5,941	5.2%	7,039	6.5%	8,880	8.1%	-11.98%
Investment securities	15,507	10.9%	21,410	16.2%	15,092	13.0%	9,869	8.6%	7,163	6.6%	6,663	6.0%	-18.03%
Loans receivable, net	98,492	69.1%	80,334	60.7%	80,279	68.9%	90,255	79.0%	89,982	83.5%	91,100	82.6%	-1.82%
FHLB stock	11,196	7.9%	11,787	8.9%	12,723	10.9%	6,515	5.7%	2,077	1.9%	2,077	1.9%	-32.73%
Deposits	124,481	87.3%	116,266	87.9%	100,017	85.9%	98,271	86.0%	96,160	89.2%	99,240	90.0%	-6.19%
Borrowings	9,000	6.3%	7,000	5.3%	7,000	6.0%	7,000	6.1%	2,000	1.9%	2,000	1.8%	-29.81%
Equity	7,654	5.4%	7,846	5.9%	7,782	6.7%	8,011	7.0%	8,334	7.7%	8,356	7.6%	2.09%
Full service offices	3		3		3		3		3		3		

March 31, 2006, Ben Franklin Bank's assets declined at an annual rate of 5.9%. Notably, after 2002, most of the asset shrinkage consisted of cash and investments. Investment proceeds and liquidity were redeployed into loans, as well funded deposit run-off and the pay down of borrowings. A summary of Ben Franklin Bank's key operating ratios for the past three and one-quarter years are presented in Exhibit I-3.

Ben Franklin Bank's loans receivable portfolio decreased at a 1.8% annual rate from year end 2001 through March 31, 2006. Loan shrinkage largely occurred during 2002, as the loans receivable balance declined from $98.5 million at year end 2001 to $80.3 million at year end 2002. Loan growth during the period occurred mostly in 2004, as loans receivable increased from $80.3 million at year end 2003 to $90.3 million at year end 2004. Overall, the less significant decline in loans compared to assets served to increase the loans-to-assets ratio from 69.1% at year end 2001 to 82.6% at March 31, 2006. Ben Franklin Bank's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 50.8% of total loans receivable consisted of 1-4 family permanent mortgage loans at March 31, 2006. Trends in the Bank's loan portfolio composition reflect the current lending emphasis on commercial real and multi-family lending, while 1-4 family permanent mortgage loans have become a less significant component of the Bank's loan portfolio composition. The concentration of 1-4 family permanent mortgage loans comprising total loans decreased from 57.5% at year end 2004 to 50.8% at March 31, 2006. While the Bank has remained an active originator of 1-4 family loans, the 1-4 family loan balance has declined since 2004 in light of the Bank's general philosophy of selling longer term fixed rate originations to the secondary market.

Commercial real estate and multi-family loans constitute the most significant area of loan portfolio diversification for the Bank, with the level of commercial real estate and multi-family loans comprising total loans increasing from 23.0% at year end 2004 to 30.0% at March 31, 2006. Consumer loans represent the second largest area of lending diversification for the Bank, with home equity loans accounting for the major portion of the consumer loan balance. Consumer loans equaled 8.6% of total loans at March 31, 2006, versus 10.2% of total loans at year end 2004. The balance of the loan portfolio at March 31, 2006 consisted of construction loans (6.8% of total loans), commercial business loans (2.6% of total loans) and land loans (1.2% of total loans). Land and commercial business loan concentrations were higher at March 31,

2006 compared to year end 2004, while the level of construction loans comprising total loans reflected a slight decline from year end 2004 to March 31, 2006.

The intent of the Bank's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Ben Franklin Bank's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-terms. Over the past five and one-quarter fiscal years, the Bank's level of cash and investment securities (inclusive of FHLB stock) has ranged from a high of 38.0% of assets at year end 2002 to a low of 15.1% of assets at year end 2005. At March 31, 2006 the Bank maintained total cash and investments of $17.6 million, equal to 16.0% of assets. At March 31, 2006, the Bank's investment portfolio consisted of mortgage-backed securities ($6.7 million) and FHLB stock ($2.1 million). To facilitate management of interest rate risk, the Bank's philosophy is to invest funds in assets with varying maturities or repricing terms and to maintain the portfolio of investment securities as available for sale. As of March 31, 2006, the Bank maintained a net unrealized loss of $161,000 on the mortgage-backed securities portfolio. The Bank also maintained cash and cash equivalents of $8.9 million as of March 31, 2006, which equaled 8.1% of assets. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

Over the past five and one-quarter fiscal years, Ben Franklin Bank's funding needs have been substantially met through retail deposits, internal cash flows and borrowings. From year end 2001 through March 31, 2006, the Bank's deposits decreased at an annual rate of 5.2%. Most of the deposit run-off occurred during 2002 and 2003, although the Bank did not record deposit growth until the first quarter of 2006. The decline in deposits was at a slightly slower pace compared to asset shrinkage recorded during the period, as total deposits increased from 87.3% of assets at year end 2001 to 90.0% of assets at March 31, 2006. Since 2004, the Bank has experienced an increase in time deposits which has been largely offset by a comparable reduction in transaction and savings and accounts. At March 31, 2006 transaction and savings accounts equaled 35.6% of total deposits and time deposits equaled 64.6% of total deposits.

Borrowings serve as an alternative funding source for the Bank to address funding needs for growth and to support management of deposit costs and interest rate risk. As part of the Bank's strategy to shrink the balance sheet, borrowings have been paid down with liquidity and

proceeds realized from maturing or the sale of investments. Overall, borrowings decreased from $9.0 million or 6.3% of assets at year end 2001 to $2.0 million or 1.8% of assets at March 31, 2006. The Bank's use of borrowings has been limited to FHLB advances during the past five and one-quarter years.

The Bank's capital increased at a 2.1% annual rate from year end 2001 through March 31, 2006, reflecting the retention of earnings during that period. Equity growth combined with asset shrinkage provided for an increase in the Bank's equity-top-assets ratio from 5.4% at year end 2001 to 7.6% at March 31, 2006. All of the Bank's capital is tangible capital and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2006. The addition of stock proceeds will serve to strengthen the Bank's capital position.

Income and Expense Trends

Table 1.2 shows the Bank's historical income statements for the years ended 2001 through 2005 and for the twelve months ended March 31, 2006. Over the past five and one-quarter years, the Bank's earnings ranged from a low of 0.05% of average assets in 2001 to a high of 0.35% of average assets in 2005. For the twelve months ended March 31, 2006, the Bank reported earnings of $320,000 or 0.29% of average assets. Net interest income and operating expenses represent the primary components of the Bank's earnings. Non-interest operating income derived largely from retail banking activities has been a limited contributor to the Bank's earnings Loan loss provisions and gains on the sale of loans and investments have had a varied impact on the Bank's earnings over the past five and one-quarter fiscal years.

Ben Franklin Bank's net interest margin showed steady improvement during the past five years, with the net interest income to average assets ratio increasing from 1.91% in 2001 to 3.08% in 2005. The Bank's net interest income to average assets ratio declined slightly to 3.03% for the twelve months ended March 31, 2006. A number of factors have contributed to the improvement in the Bank's net interest income ratio, including a shift in interest-earning composition towards a higher concentration of loans and increased diversification into higher yielding types of loans. Other factors that have contributed to the improvement in the Bank's net interest income ratio include the pay down of higher costing borrowings, the more immediate

Table 1.2
Ben Franklin Bank of Illinois
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Year Ended December 31,										For the 12 months Ended 3/31/06	
	2001		2002		2003		2004		2005			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$8,932	5.88%	$7,373	5.39%	$5,631	4.39%	$5,404	4.61%	$5,764	5.20%	$5,811	5.32%
Interest Expense	(6,036)	-3.97%	(4,218)	-3.09%	(2,953)	-2.30%	(2,368)	-2.02%	(2,349)	-2.12%	(2,503)	-2.29%
Net Interest Income	$2,896	1.91%	$3,155	2.31%	$2,678	2.09%	$3,036	2.59%	$3,415	3.08%	$3,308	3.03%
Provision for Loan Losses	(75)	-0.05%	271	0.20%	108	0.08%	(19)	-0.02%	(17)	-0.02%	(12)	-0.01%
Net Interest Income after Provisions	$2,821	1.86%	$3,426	2.51%	$2,786	2.17%	$3,017	2.57%	$3,398	3.07%	$3,296	3.02%
Other operating income	$229	0.15%	$138	0.10%	$195	0.15%	$232	0.20%	$162	0.15%	$165	0.15%
Operating Expense	(3,705)	-2.44%	(3,565)	-2.61%	(3,005)	-2.34%	(2,940)	-2.51%	(3,006)	-2.71%	(3,008)	-2.75%
Net Operating Income	($655)	-0.43%	($1)	0.00%	($24)	-0.02%	$309	0.26%	$554	0.50%	$453	0.41%
Non-Operating Income												
Net gain(loss) on sale of loans	$0	0.00%	$125	0.09%	$204	0.16%	$11	0.01%	$34	0.03%	$33	0.03%
Net gain(loss) on sale of investments	772	0.51%	0	0.00%	52	0.04%	(1)	0.00%	0	0.00%	0	0.00%
Gain on sale of premises and equipment	0	0.00%	0	0.00%	2	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Non-Operating Income	$772	0.51%	$125	0.09%	$258	0.20%	$10	0.01%	$34	0.03%	$33	0.03%
Net Income Before Tax	$117	0.08%	$124	0.09%	$234	0.18%	$319	0.27%	$588	0.53%	$486	0.44%
Income Taxes(2)	(41)	-0.03%	(42)	-0.03%	(80)	-0.06%	(108)	-0.09%	(200)	-0.18%	(166)	-0.15%
Net Income (Loss)	$76	0.05%	$82	0.06%	$154	0.12%	$211	0.18%	$388	0.35%	$320	0.29%
Adjusted Earnings												
Net Income Before Ext. Items	$76	0.05%	$82	0.06%	$154	0.12%	$211	0.18%	$388	0.35%	$320	0.29%
Addback: Non-Operating Losses	0	0.00%	0	0.00%	0	0.00%	1	0.00%	0	0.00%	0	0.00%
Deduct: Non-Operating Gains	(772)	-0.51%	(125)	-0.09%	(258)	-0.20%	(11)	-0.01%	(34)	-0.03%	(33)	-0.03%
Tax Effect Non-Op. Items(2)	262	0.17%	43	0.03%	88	0.07%	3	0.00%	12	0.01%	11	0.01%
Adjusted Net Income	($434)	-0.29%	($1)	0.00%	($16)	-0.01%	$204	0.17%	$366	0.33%	$298	0.27%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 34.0%.

Sources: Ben Franklin Bank's prospectus, audited financial statements and RP Financial calculations.

impact that declining interest rates during 2001 through the first half of 2004 had on the Bank's interest-bearing liabilities as compared to its less rate sensitive interest-earning assets and the increase in the Bank's equity-to-assets ratio has lessened the proportion of interest-bearing liabilities funding assets. The Bank's net interest rate spread increased from 2.56% in 2004 to 3.02% in 2005, but then declined to 2.71% during the first quarter of 2006. The recent narrowing of the net interest rate spread reflects the adverse impact of the flatter yield curve, as short-term rates have increased more than long term rates which, in turn, has resulted in a more significant increase in the Bank's funding costs relative to the yield earned on interest-earning assets. The Bank's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a limited contributor to the Bank's earnings over the past five and one-quarter years, reflecting the Bank's adherence to a traditional thrift operating philosophy and resultant limited diversification into products and services that generate non-interest operating income. Fees and service charges earned on deposit accounts constitute the largest source of non-interest operating income for the Bank. Throughout the period shown in Table 1.2, sources of non-interest operating income have ranged from a low of 0.10% of average assets during 2002 to a high of 0.20% of average assets during 2004. For the twelve months ended March 31, 2006, non-interest operating income equaled 0.15% of average assets. Overall, beyond Ben Franklin Bank's relatively undiversified operating strategy, the Bank's current philosophy of selling loans on a servicing released basis has also limited non-interest operating income. Notwithstanding, the potential increase in non-interest operating income that may be realized through growth of transaction deposits or the possible introduction of other fee-oriented services, Ben Franklin Bank's earnings can be expected to remain highly dependent upon the net interest margin.

Operating expenses represent the other major component of the Bank's earnings, ranging from a low of 2.34% of average assets during 2003 to a high of 2.75% of average assets during the twelve months ended March 31, 2006. While total operating expenses have declined from 2001 and 2002 levels and have remained fairly stable during the past three and one-quarter years, asset shrinkage has placed upward pressured on the Bank's operating expense ratio in recent years. Upward pressure will be placed on the Bank's operating expense ratio following the stock

offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Bank's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank's net interest margin and operating expense ratio since fiscal 2001 have translated into an improved expense coverage ratio (net interest income divided by operating expenses). The Bank's expense coverage ratio equaled 0.78 times during 2001, versus a comparable ratio of 1.10 times during the twelve months ended March 31, 2006. The improvement in the Bank's expense coverage ratio was realized through a more significant increase in the net interest income ratio compared to the operating expense ratio. Similarly, as the result of more significant increase in the Bank's net interest income ratio compared to the operating expense ratio, Ben Franklin Bank's efficiency ratio (defined as operating expenses, net of amortization of goodwill and intangibles, as a percent of the sum of net interest income and non-interest operating income) of 86.5% for the twelve months ended March 31, 2006 was more favorable than the 118.4% efficiency ratio maintained during 2001.

Loan loss provisions have generally had a limited impact on the Bank's earnings over the past five and one-quarter years, with the amount of loan loss provision established based on such factors as loan growth, loan portfolio composition, seasoning of the loan portfolio, trends in non-performing loans, loan charge-offs, past loss experience and economic trends in the Bank's lending area. Over the past five and one-quarter years, the highest loan loss provisions established by the Bank equaled 0.05% of average assets. Comparatively, in 2001 and 2002, the Bank had recoveries to loan provisions equaling 0.20% and 0.08% of average assets, respectively. For the twelve months ended March 31, 2006, loan loss provisions established by Ben Franklin Bank equaled 0.01% of average assets. As of March 31, 2006, the Bank maintained allowance for loan losses of $510,000, equal to 121.1% of non-performing loans and accruing loans more than 90 days past due and 0.56% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two and one-quarter years.

The Bank records gains from the sale of fixed rate loan originations to the secondary market. Gains realized from the sale of loans were a larger source of earnings during 2002 and 2003, as historically low mortgage rates supported an increase in the Bank's lending volume for

longer term 1-4 family fixed rate loans. Gains on the sale of loans equaled 0.09% and 0.16% of average assets during 2002 and 2003, respectively, versus 0.03% of average assets during the twelve months ended March 31, 2006. With the exception of 2001, gains from the sale of investment securities or other assets were not a significant factor in the Bank's earnings. In 2001, gains realized from the sale of investments equaled $772,000 or 0.51% of average assets. The gains realized from the sale of investment securities are viewed as non-recurring income items, while gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Bank. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and resulting demand for longer term fixed rate loans.

For the twelve months ended March 31, 2006, the Bank's effective tax rate equaled 34.16%, which approximated the Bank's effective tax rate for 2005. As set forth in the prospectus, the Bank's marginal effective tax rate equals 34.0%.

Interest Rate Risk Management

The Bank implements a number of strategies to manage interest rates risk, pursuant to which the Bank seeks to maintain an acceptable balance between maximizing yield potential and limiting exposure to changing interest rates. Management of the Bank's interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee ("ALCO") on a monthly basis. The Bank utilizes a gap analysis prepared internally and net portfolio value ("NPV") reports prepared by the OTS to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. The OTS analysis, as of March 31, 2006, indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 17% decline in the NPV (see Exhibit I-7).

The Bank manages interest rate risk from the asset size of the balance sheet through maintaining investments as available for sale, lending diversification into loans that are primarily floating rate loans tied to the prime rate, purchasing 1-4 family loans with adjustable rate terms and underwriting 1-4 family fixed rate loans to allow for their sale into the secondary market. As of December 31, 2005, of the total loans due after December 31, 2006, adjustable rate loans

comprised 55.1% of the Bank's loan portfolio (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through emphasizing growth of lower costing and less interest rate sensitive transaction and savings accounts, offering attractive rates on certain longer term CDs and utilization of longer term fixed rate FHLB advances. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets, thereby, strengthening the Bank's IEA/IBL ratio.

Lending Activities and Strategy

The Bank's lending activities have traditionally emphasized 1-4 family loans and 1-4 family loans continue to comprise the largest portion of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank includes commercial real estate, multi-family, commercial business, construction, land and consumer loans. Going forward, the Bank's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate, multi-family and commercial business loans will be emphasized. However, the origination of 1-4 family loans is expected to remain as a significant component of the Bank's lending activities. Growth of the 1- 4 family portfolio is expected to continued to be slowed somewhat by the sale of longer term fixed rate loans into the secondary market. Lending diversification by the Bank is expected to continue to emphasize commercial real estate/multi-family loans and home equity loans. Exhibit I-9 provides historical detail of Ben Franklin Bank's loan portfolio composition over the past two and one-quarter years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of March 31, 2006.

Ben Franklin Bank offers fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market standards and the Bank's current philosophy is to sell longer terms fixed rate loans to the secondary market on a servicing released basis. In the current interest rate environment, fixed rate loans have constituted the majority of the Bank's 1-4 family loan volume. The Bank offers ARM and balloon loans with varied repricing terms, with current offerings emphasizing 3- and 5-year balloon loans. ARM and balloon loans are offered for terms of up to 30 years. In light of the limited demand for ARM loans, the Bank has

supplemented originations with purchases of ARM loans from local institutions. Loans purchased by the Bank are subject to the same underwriting criteria as originated loans and are secured by residences in the Bank's regional lending area. As of March 31, 2006, the Bank's 1-4 family loan portfolio totaled $47.8 million or 50.8% of total loans outstanding.

Construction loans originated by the Bank consist mostly of loans to finance the construction of 1-4 family residences and, to a lesser extent, consist of loans to finance the rehabilitation of multi-family properties. The Bank's 1-4 family construction lending activities consist of construction financing for the end buyer of the house, in which the permanent loan is originated as a separate loan. The underwriting of 1-4 family construction loans is consistent with the underwriting criteria applied for permanent loans. Construction loans on 1-4 family properties are generally tied to the prime rate as published in *The Wall Street Journal* and require payment of interest only during the construction period. Multi-family construction loans are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Multi-family construction loans are extended up to a LTV ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. Land loans consist substantially of properties that will be used for development of residential lots and constitute a minor area of lending diversification for the Bank. As of March 31, 2006, Ben Franklin Bank's outstanding balance of construction and land loans totaled $7.4 million or 7.9% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Bank's normal lending territory. Commercial real estate and multi-family loans are typically extended up to a LTV ratio of 80.0% and require a minimum debt-coverage ratio of 1.2 times. Commercial real estate and multi-family loans are offered for up to 20 year terms and typically have a shorter term balloon provision such as five years. Loan rates for commercial real estate and multi-family loan are generally tied to the prime rate as published in *The Wall Street Journal*. The commercial real estate and multi-family loan portfolio includes loan participations that have been purchased by the Bank, which are secured by properties in the Bank's regional lending area and are subject to the same underwriting criteria as applied to loans originated by the Bank. With the Bank's

lending volume of originated commercial real estate and multi-family loans picking up, purchases of commercial real estate and multi-family loans have become a less significant component of the Bank's commercial real estate and multi-family lending activities. Properties securing the commercial real and multi-family loan portfolio consist mostly of apartments and mixed-use properties. Growth of the commercial real estate and multi-family loan portfolio is a targeted area of lending growth in the Bank's business plan, in which the Bank will continue to emphasize originations of multi-family loans secured by local properties. Growth will also be supported by the increase in capital provided by the infusion of stock proceeds, as the Bank's higher capital position will increase its loans-to-one borrower limit and, thereby, provide for increased flexibility with respect to originating larger loans and retaining credits that are currently near the regulatory limit for loans-to-one borrower. As of March 31, 2006, the commercial real estate and multi-family loan portfolio totaled $28.2 million or 30.0% of total loans outstanding.

Diversification into non-mortgage lending consists primarily of consumer loans, with home equity loans constituting the major portion of the consumer loan portfolio. Home equity loans are offered as floating rate lines of credit ("HELOCs") as well as fixed rate loans with terms up to 10 ten years and a five year balloon provision. HELOCs are indexed to the prime rate as published in *The Wall Street Journal* and require payment of interest only for up to seven years. The Bank will lend up to a maximum LTV ratio of 80.0% of the combined balance of the home equity loan or line of credit and the first lien. Beyond home equity loans, the Bank's consumer lending activities have been minimal with the balance of the portfolio consisting largely of loans secured by deposits. As of March 31, 2006, the Bank's consumer loan portfolio totaled $8.1 million or 8.6% of total loans outstanding. With the exception of $60,000 of other consumer loans, home equity loans accounted for the entire balance of the Bank's consumer loan portfolio at March 31, 2006.

The Bank offers commercial business term loans and lines of credit to small and medium sized companies in its market area. Commercial business loans offered by the Bank consist primarily of floating rate loans indexed to the prime rate as reported in *The Wall Street Journal*. Leases receivable account for the largest portion of the commercial business loan portfolio followed by secured loans, while the portfolio also includes a minor amount of unsecured loans.

As of March 31, 2006, Ben Franklin Bank's outstanding balance of commercial business loans equaled $2.5 million or 2.6% of total loans outstanding.

Exhibit I-11 provides a summary of the Bank's lending activities over the past two and one-quarter years. Total loans originated increased from $18.3 million in 2004 to $25.7 million in 2005, but the $5.1 million of loans originated in the first quarter of 2006 were less than $8.4 million of loans originated in the first quarter of 2005. While the Bank's loan volume was up in 2005, loans purchased decreased from $18.0 million in 2004 to $3.8 million in 2005. No loans were purchased in the first quarter of 2006. Originations of commercial real estate and multi-family loans accounted for the most active lending area for the Bank during the past two and one-quarter years, with such originations totaling $26.0 million or 53.0% of total loans originated. The Bank recorded $10.0 million of net loan growth in 2004, which was supported by the large amount of loans purchased during that year. Comparatively, during 2005 and the first quarter of 2006, there was little change in the loans receivable balance as loan originations and purchases were substantially offset by loan repayments and sales.

Asset Quality

The Bank's historical 1-4 family lending emphasis, favorable real estate market conditions and credit risk management strategies have generally supported favorable credit quality measures. As shown in Exhibit I-12, the Bank did non maintain any non-performing assets at year ends 2004 and 2005 and at March 31, 2006, the only non-performing assets held by the Bank consisted of $421,000 of accruing loans more than 90 days past due. The non-performing loan balance at March 31, 2006 consisted of a loan secured by a multi-family property, which was repaid in full subsequent to March 31, 2006.

To track the Bank's asset quality and the adequacy of valuation allowances, Ben Franklin Bank has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets.

As of March 31, 2006, the Bank maintained valuation allowances of $510,000, equal to 0.56% of net loans receivable.

Funding Composition and Strategy

Deposits have consistently served as the Bank's primary source of funds and at March 31, 2006 deposits accounted for 98.0% of Ben Franklin Bank's interest-bearing funding composition. Exhibit I-13 sets forth the Bank's deposit composition for the past two and one-quarter years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2006. The Bank's deposit composition is concentrated in CDs, with the current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2006, the CD portfolio totaled $63.9 million or 64.4% of total deposits and 53.8% of the CDs were scheduled to mature in one year or less. As of March 31, 2006, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $10.9 million or 17.0% of total CDs. The Bank does not hold any brokered CDs.

Lower cost savings and transaction accounts comprise the balance of the Bank's deposit composition, with such deposits amounting to $35.4 million or 35.6% of total deposits at March 31, 2006. Comparatively, the concentration of core deposits comprising total deposits equaled $42.8 million or 43.5% of total deposits at year end 2004. The reduction in core deposits since year end 2004 has consisted mostly of money market account deposits. Increasing the concentration of core deposits in the deposit base is a strategic initiative that has been targeted in the Bank's business plan, in which checking accounts will be pursued as the primary source of core deposit growth. The Bank's core deposits consist mostly of money market deposits, which totaled $15.1 million or 42.7% of core deposits at March 31, 2006.

Borrowings serve as an alternative funding source for the Bank to support management of funding costs and interest rate risk. The Bank's utilization of borrowings has typically been limited to FHLB advances. Ben Franklin Bank maintained a $2.0 million FHLB advance at March 31, 2006, which had a fixed rate maturity date of March 22, 2010. Exhibit I-15 provides further detail of Ben Franklin Bank's borrowing activities during the past two and one-quarter

years. To the extent additional borrowings are required to fund growth, FHLB advances would likely continue to be the primary source of borrowings utilized by the Bank.

Legal Proceedings

The Bank is periodically involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts which are believed by management to be immaterial to the Bank's financial condition and results of operations.

II. MARKET AREA

Introduction

Ben Franklin Bank serves the Chicago metropolitan area through the main office in Arlington Heights and two branch offices located in Arlington Heights and Rolling Meadows. Arlington Heights and Rolling Meadows are northwest of downtown Chicago and are part of Cook County. The major portion of the Bank's lending activities is conducted in the Chicago metropolitan area, while the retail deposit base consists substantially of customers who reside in the northwest suburbs of Chicago. Exhibit II-1 provides information on the Bank's office facilities.

With operations in a major metropolitan area, the Bank's competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and most of which are larger than the Bank in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Bank. The Chicago MSA has a highly diversified economy, which has participated in the recovery that has been experienced in the national economy during recent years. A strengthening economy combined with low interest rates has provided for a favorable lending environment throughout the Chicago MSA, in which lenders have realized the benefit of strong loan demand and appreciation in real estate values.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area.

Market Area Demographics

Key demographic and economic indicators in the Bank's market area include population, number of households and household/per capita income levels. Demographic data for Cook County, as well as comparative data for Illinois and the U.S. is provided in Table 2.1. Typical of large urban markets in general, Cook County's demographic growth trends compare less favorably to the faster growing outlying suburban markets. From 2000 through 2005, Cook County's population increased at a 0.2% annual rate, which lagged the comparable Illinois and U.S. growth rates of 0.7% and 1.2% respectively. Growth in the number of households paralleled the population growth rates, with the U.S. and Illinois household growth rates exceeding Cook County's growth rate. Projected growth rates for population and households are consistent with recent historical trends, with Cook County's growth rates continuing to fall below the comparable growth rates projected for Illinois and the U.S.

Median household and per capita income levels in Cook County were similar to the Illinois measures, which exceeded the comparable measures for the U.S. Cook County is home to a broad socioeconomic spectrum of citizens with a wide range of income levels. While a significant portion of Cook County residents maintain employment in lower wage unskilled jobs, there are also several areas within the metropolitan area with high concentrations of relatively affluent white collar professionals. Chicago also has areas of poverty and is home to a significant immigrant population, many of whom are at the lower end of the income scale. From 2000 to 2005, household income and per capita income growth in Cook County approximated the comparable growth rates for Illinois, but fell below the comparable U.S. growth rates. Over the next five years, household and per capita income growth rates for Cook County are projected to increase and, therefore, more closely match the projected comparable growth rates for the U.S. Household income distribution measures for Cook County were fairly comparable to the Illinois and U.S. measures, although Cook County maintained a slightly higher concentration of households in the upper income brackets in comparison to both Illinois and the U.S.

National Economic Factors

The future success of the Bank's operations is partially dependent upon various national

Table 2.1
Ben Franklin Bank of Illinois
Summary Demographic Information

	Year 2000	Year 2005	Year 2010	Growth Rate 2000-2005 (%)	Growth Rate 2005-2010 (%)
Population(000)					
United States	281,422	298,728	317,431	1.2%	1.2%
Illinois	12,419	12,865	13,355	0.7%	0.8%
Cook County	5,377	5,423	5,471	0.2%	0.2%
Households(000)					
United States	105,480	112,449	119,777	1.3%	1.3%
Illinois	4,592	4,754	4,931	0.7%	0.7%
Cook County	1,974	1,983	1,999	0.1%	0.2%
Median Household Income($)					
United States	$42,164	$49,747	$58,384	3.4%	3.3%
Illinois	46,635	53,053	61,259	2.6%	2.9%
Cook County	45,947	52,562	61,184	2.7%	3.1%
Per Capita Income($)					
United States	$21,586	$26,228	$32,206	4.0%	4.2%
Illinois	23,104	27,097	32,628	3.2%	3.8%
Cook County	23,227	27,159	33,156	3.2%	4.1%

2005 HH Income Dist.(%)	Less Than $25,000	$25,000 to 49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
United States	23.8%	26.4%	31.2%	11.5%	7.0%
Illinois	21.6%	25.4%	32.7%	12.7%	7.7%
Cook County	22.6%	24.9%	31.4%	12.7%	8.4%

Source: ESRI BIS

and local economic trends. In assessing national economic trends over the past year, economic data at the end of the second quarter of 2005 showed signs that the expansion was on firm footing. In particular, manufacturing activity picked up in June, consumer confidence hit a three year high in June and first quarter GDP growth was revised upward to a 3.8% annual rate compared to the original estimate of 3.5%. June employment data showed modest job growth, but the national unemployment rate dropped to 5.0%. Consumer spending rose sharply in June, which fueled a surge in retail sales and increased sales of durable goods orders.

Employment data for July 2005 indicated that the U.S. economy was continuing to strengthen, as the July unemployment rate held steady at 5.0% and 207,000 jobs were added in July. Other economic data generally reflected an upbeat picture of economic growth during July and August, although durable goods orders unexpectedly dropped sharply in July. Sales of new homes remained strong in July and a mid-August reading of the index of leading indicators implied a continuation of moderate growth in the months ahead. Retail sales fell sharply in August due to a decline in demand for cars, while August industrial output was up nominally. The unemployment rate for August dropped to a four year low of 4.9%, as 169,000 jobs were added during the month. August data reflected a decline in new home construction as well as new home sales, although existing home sales increased during August.

The outlook for future economic growth became considerably less favorable following the devastation caused by Hurricane Katrina, with employment and output expected to take a sizable hit from the loss of economic activity in the Gulf region. As expected, initial jobless claims rose sharply in the aftermath of Katrina, while consumer confidence slid to a two year low in September 2005 as energy prices soared and the September unemployment rate increased to 5.1%. However, despite Katrina and higher energy prices, manufacturing activity picked up in September. Comparatively, business activity in the service sector dropped sharply in September. Housing starts unexpectedly surged in September, while the index of leading indicators fell in September which was largely attributed to the hurricanes in the Gulf region. Overall, the economy expanded at a 4.1% annual rate in the third quarter, the fastest pace since early-2004 with brisk spending by consumers, businesses and the government helping to sustain the stronger growth.

The economy generally showed positive growth trends at the beginning of the fourth quarter of 2005, although the housing market showed signs of cooling off as mortgage rates moved higher. Retail sales, excluding autos and orders for durable goods, posted strong gains in October. Other measures showing that the economy was on solid footing included a decline in the October unemployment rate to 5.0% and a 0.9% rise in the October index of leading indicators. Falling gas prices helped to lift consumer confidence in October and November. Comparatively, higher mortgage rates served to slow home construction and existing home sales in October, but new home sales unexpectedly surged in October. November unemployment data showed job growth in line with expectations and no change in the national unemployment rate of 5.0%. Other economic data for November was also generally positive, as November retail sales were up solidly from a year ago, consumer spending picked up modestly in November, new home construction rose more than expected in November and factory orders posted the biggest gain in three months in November supported by a surge in demand for commercial aircraft.

Year end economic data generally showed a slower pace of economic growth, with the U.S. economy increasing at just a 1.1% annual rate in the fourth quarter of 2005. The fourth quarter growth rate was the slowest pace in three years, as higher energy costs and rising borrowings costs hurt consumer spending. While sales of new homes climbed to an all time high in 2005, rising mortgage rates and higher home prices translated into a sharp decline in housing construction during December. Other data showed the economy on solid footing at year end, as industrial production rose for a third straight month and consumer spending was up in December but the personal-savings rate plunged to negative levels. Job growth slowed in December, following a big increase in jobs added in November, although the December unemployment rate dipped to 4.9%.

Economic data at the beginning of 2006 generally reflected a healthy economy, with retail sales surging in January and the U.S. unemployment rate dropping to 4.7%, the lowest rate in more than four years. The service sector also continued to expand in January, although at a slower pace compared to December. While rising home inventories in a number of large cities signaled a cooling market for housing, housing starts surged 14.5% in January with the help of unusually mild weather. Notwithstanding the increase in housing starts, both new and existing homes declined in January and unsold homes reached a ten year high. Other data reflected a

more positive picture of the economy, which included an upward revision in fourth quarter GDP to 1.7% and healthy growth in the manufacturing and service sectors during February. The February employment report showed strong job growth, but the national unemployment rate for February edged up from 4.7% to 4.8% as more people entered the labor market. Mild weather supported a surge in existing home sales during February, but, at the same time, the inventory of houses for sale also increased. Economic data for March generally reflected a strong economy, based on robust numbers for retail sales, new home sales and durable-goods orders. The national unemployment rate for March declined to 4.7%, with over 200,000 jobs added during the month. First quarter GDP growth was revised upward to an annual rate of 5.3% compared to an original estimate of 4.7%.

The economic data at the start of the second quarter 2006 was somewhat mixed. April data for retail sales, manufacturing activity and new home sales all showed positive trends, while, comparatively, durable goods orders were down sharply in April, existing home sales were low in April and the pace of job growth slowed in April. The national unemployment rate for April held steady at 4.7%. Followings a strong rise in manufacturing activity during April, the index for manufacturing activity fell in May. The pace of job slowed further in May, although the May national unemployment rate dipped to 4.6% which was the lowest rate since the summer of 2001. In a sign that higher gasoline prices and weaker home sales may be slowing the economy, retail sales rose only 0.1% in May from April. Weaker consumer demand also translated into a decline in factory output for May.

In terms of interest rate trends over the past year, economic data showing that the economy was gaining momentum pushed Treasury yields higher at the start of the third quarter of 2005. The decline in Treasury prices became more pronounced in late-July on news that China revalued its currency. Treasury yields continued to climb in early-August, following a strong employment report for July that suggested the economy was continuing to strengthen. As expected, the Federal Reserve concluded its August meeting by increasing its target rate by another quarter-point to 3.5% and indicated plans to continue to raise rates at a measured pace. The yield curve became flatter during the second half of August and early-September, as long-term Treasury yields eased lower on expectations that rising oil prices would slow consumer spending. An upbeat assessment of the economy by the Federal Reserve and growing

expectations that the Federal Reserve would continue to raise rates at its mid-September meeting reversed the downward trend in long-term Treasury yields in mid-September. The Federal Reserve concluded the September meeting by raising its target interest rate another quarter point to 3.75%, concluding that Katrina's impact on inflation was more worrisome than its effect on growth. The rate increase by the Federal Reserve combined with signs of inflation becoming more prominent pushed Treasury yields higher at the end of the third quarter.

Treasury yields generally trended higher at the beginning of the fourth quarter of 2005, as inflation worries become more prominent. The yield on the 10-year Treasury note moved above 4.5% in late-October, reflecting expectations of a continuation of rate increases by the Federal Reserve amid signs inflation could rise. Inflation fears, better than expected economic data and another rate hike by the Federal Reserve at the beginning of November pushed Treasury yields higher in early-November, as the yield on the 10-year Treasury note hit a 16-month high. At the November meeting, the Federal Reserve indicated that it would continue to raise rates until the economy showed signs of slowing down. The yield on the 10-year Treasury note ebbed below 4.5% in mid- and late-November, as inflation concerns eased following reports that showed core producer prices fell in October and October core consumer prices rose only slightly. Renewed inflation fears prompted by an upward revision in the third quarter growth rate for the U.S. economy pushed Treasury yields higher at the end of November and into early-December. Interest rates stabilized heading into mid-December, as a healthy increase in third quarter productivity helped to soothe inflation fears. Long-term Treasury yields declined slightly in mid-December following the Federal Reserve's quarter point rate hike to a four and one-half year high of 4.25%, as the Federal Reserve signaled that the current cycle of rate increases may be nearing an end. The yield on the 10-year Treasury eased lower in late-December, which combined with higher short-term rates, provided for a slightly inverted yield curve at year end.

Treasury yields stabilized through most of January 2006, as the Federal Reserve indicated that it was becoming less worried about inflation and may be nearing an end to their campaign to raise rates. Uncertainty over future Federal Reserve policy with the incoming of a new Federal Reserve Chairman pushed long-term Treasury yields higher in late-January. The Federal Reserve concluded its end of January meeting by raising the target interest rate another quarter point to 4.5%, which was the 14th consecutive rate hike implemented by the Federal Reserve

over the past 19 months. An expanding economy with inflation under control provided for a relatively stable interest rate environment through most of February. Consumer prices jumped 0.7% in January due to higher energy costs, but core prices rose only 0.2% which served to soothe inflation fears. Interest rates edged higher in early-March, reflecting growing expectations that foreign central banks would keep raising interest rates based on forecasts of an improving global economy. A positive report for consumer-price inflation during February helped to pull Treasury yields lower in mid-March, while, comparatively, an upward revision to consumer-price inflation for the fourth quarter of 2005 and a quarter point rate hike by the Federal Reserve with hints of more rate increases to come translated into Treasury yields spiking higher at the close of the first quarter.

The upward trend in interest rates continued into the second quarter of 2006, with the yield on the 10-year Treasury note moving above 5.0% in mid-April for the first time since mid-2002. Economic data showing a strengthening economy and higher consumer prices pushed bond yields higher into early-May, reflecting growing expectations that more rate increases were in store from the Federal Reserve to contain inflation. As expected, the Federal Reserve concluded its May meeting by increasing the federal funds rate another quarter point to 5.0% and kept its options open for future rate increase. Interest rates stabilized during the second half of May and then edged lower in early-June on news that job growth was weaker than expected during May. A 2.4% in core consumer prices for May pushed interest rates higher in mid-June, as expectations increased that the Federal Reserve would raise interest rates again despite signs of a cooling economy. As of June 16, 2006, the constant maturity yields for U.S. government bonds with terms of one and ten years equaled 5.18% and 5.13%, respectively, versus comparable year ago yields of 3.38% and 4.09%. Exhibit II-2 provides historical interest rate trends from 1995 through June 16, 2006.

Regional Economy

Consistent with major metropolitan areas in general, service jobs constitute the largest source of employment in Cook County. As shown in Table 2.2, wholesale/retail, government and finance, insurance and real estate were the next the largest employment sectors in Cook

County. Manufacturing employment, which tends to be higher paying jobs, was the fifth largest employment sector in Cook County. Total employment in Cook County declined from 2001 through 2003, with the most significant job losses occurring in the manufacturing sector. Most other sectors of the Cook County economy also experienced job erosion from 2001 through 2003, although there was some modest growth in the financial services and government sectors.

Table 2.2
Cook County Employment Sectors(1)

Employment Sectors	% of Labor Force
Services	44.2%
Wholesale/Retail Trade	13.0
Government	11.2
Finance, insurance and real estate	11.1
Manufacturing	8.6
Transportation and warehousing	4.8
Construction	4.5
Information	2.3
Other	0.3
	100.0%

(1) As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for Cook County, as well as for the U.S. and Illinois, are shown in Table 2.3. Cook County's April 2006 unemployment rate of 5.2% was higher than the comparable Illinois unemployment rate of 5.0% and the U.S. unemployment rate of 4.5%. Consistent with the U.S. and Illinois unemployment trends, Cook County's April 2006 unemployment rate was lower compared to the year ago rate of 6.8%.

Table 2.3
Unemployment Trends(1)

Region	April 2005 Unemployment	April 2006 Unemployment
United States	4.9%	4.5%
Illinois	5.8	5.0
Cook County	6.8	5.2

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

The Bank's retail deposit base is closely tied to the economic fortunes of the Chicago metropolitan area and, in particular, the markets that are nearby to one of Ben Franklin Bank's three locations. Table 2.4 displays deposit market trends from June 30, 2002 through June 30, 2005 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of Illinois. The data reflects that Cook County maintains a significant concentration of the state's total deposits, as total bank and thrift deposits in Cook County accounted for over half of the total bank and thrift deposits maintained in the state at June 30, 2005. Cook County's market share of total state deposits decreased slightly from 2002 through 2005, as bank and thrift deposits in Cook County increased at a 4.3% annual rate during the three year period versus a 4.5% annual growth rate for the state of Illinois. Commercial banks maintained a dominant market share of deposits both in Illinois and Cook County. For the three year period covered in Table 2.4, savings institutions experienced a decrease in deposit market share in Illinois and Cook County.

Ben Franklin Bank's $99.3 million of deposits represented a 0.1% market share of total bank and thrift deposits maintained in Cook County at June 30, 2005. The Bank's nominal market share of deposits is reflective of the highly competitive banking environment in the Chicago metropolitan area, where the Bank competes against significantly larger competitors as well as a number of locally-based institutions that operate primarily in the Chicago MSA. Ben Franklin Bank's deposits declined at a 5.5% annual rate from June 30, 2002 through June 30, 2005, reflecting the Ban's strategy to shrink the balance sheet as a means to increase the equity-to-assets ratio.

Competition

As implied by the Bank's very low market share of deposits, competition among financial institutions in the Bank's market area is significant. Among the Bank's competitors are much larger and more diversified institutions, which have greater resources than maintained by Ben Franklin Bank. Financial institution competitors in the Bank's primary market area include other locally-based thrifts and banks, as well as regional, super regional and money center banks.

Table 2.4
Ben Franklin Bank of Illinois
Deposit Summary

	As of June 30,						
	2002			2005			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate 2002-2005
			(Dollars in Thousands)				(%)
State of Illinois	$ 266,319,716	100.0%	4,103	$ 303,650,917	100.0%	4,646	4.5%
Commercial Banks	230,030,190	86.4%	3,671	269,105,481	88.6%	4,074	5.4%
Savings Institutions	36,289,526	13.6%	432	34,545,436	11.4%	572	-1.6%
Cook County	$ 143,825,083	100.0%	1,212	$ 163,168,649	100.0%	1,522	4.3%
Commercial Banks	126,488,401	87.9%	1,024	148,295,151	90.9%	1,245	5.4%
Savings Institutions	17,336,682	12.1%	188	14,873,498	9.1%	277	-5.0%
Ben Franklin	117,575	0.1%	3	99,317	0.1%	3	-5.5%

Source: FDIC.

From a competitive standpoint, Ben Franklin Bank has sought to emphasize its community orientation in the markets served by its branches. Table 2.5 lists the Bank's largest competitors in Cook County, based on deposit market share as noted parenthetically. The Bank's market share and market rank are also provided in Table 2.5.

Table 2.5
Ben Franklin Bank of Illinois
Market Area Deposit Competitors

Location	Name
Cook County	JP Morgan Chase Bank NA (18.4%)
	LaSalle Bank NA (17.6%)
	Harris NA. (9.2%)
	Ben Franklin (0.1%) - Rank of 127

Source: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Ben Franklin Bank's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Ben Franklin Bank is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Ben Franklin Bank and the Peer Group, will then be used as a basis for the valuation of Ben Franklin Bank's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 36 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Ben Franklin Bank's valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Bank's Peer Group is consistent with the regulatory guidelines and

other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Bank. The differences between the Peer Group's reported financial data and the

financial data of Ben Franklin Bank are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

<u>Ben Franklin Bank's Peer Group</u>

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Illinois-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Ben Franklin Bank. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Bank, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size with seasoned trading histories. Two companies which met the criteria for asset size and seasoned trading histories were excluded due to (1) announcement of a second-step conversion (First Federal Financial Services of Illinois) and (2) negative earnings for the twelve month period ended March 31, 2006 (FedFirst Financial of Pennsylvania). The asset sizes of the Peer Group companies ranged from $126 million to $366 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 134 companies, the universe of public MHC institutions is small, thereby

reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Ben Franklin Bank and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Ben Franklin Bank and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Ben Franklin Bank, we believe such companies form a good basis for the valuation of Ben Franklin Bank, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (15.60% of assets versus 11.10% for the all public average), generate comparable earnings on a return on average assets basis (0.69% ROAA versus 0.70% for the all public average), and generate a lower return on equity (4.66% ROE versus 7.33% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
June 20, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Naugatuck, CT	Thrift	366	6	12-31	10/04	11.24	85
HBOS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	Albany, GA	Thrift	363	7	12-31	06/05	13.35	150
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	360	4	09-30	04/05	12.00	159
COBK	Colonial Banc MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	344	6	12-31	06/05	12.40	56
PBHC	Pathfinder BC MHC of NY (35.7) (3)	NASDAQ	Oswego, NY	Thrift	304	8	12-31	11/95	11.80	29
GCBC	Green Co Bcrp MHC of NY (44.2) (3)	NASDAQ	Catskill, NY	Thrift	299	7	06-30	12/98	14.75	61
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	294	5	12-31	01/04	12.00	119
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Hazard, KY	Thrift	262	1	06-30	03/05	10.80	93
JXSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Jacksonville, IL	Thrift	256	8	12-31	04/95	13.25	26
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Gouverneur, NY	Thrift	126	2	09-30	03/99	14.00	32

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 06/20/06

	All Publicly-Traded	***Peer Group Reported Basis***	***Fully Converted Basis (Pro Forma)***
Financial Characteristics (Averages)			
Assets ($Mil)	2,868	297	340
Equity/Assets (%)	11.10%	15.60%	25.25
Return on Assets (%)	0.70	0.69	0.83
Return on Equity (%)	7.33	4.66	3.38
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	19.79x	29.57x	28.43x
Price/Book (%)	153.98%	166.79%	89.54%
Price/Assets (%)	17.00	26.66	22.85

(1) Based on market prices as of June 16, 2006.

The following sections present a comparison of Ben Franklin Bank's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Ben Franklin Bank and the Peer Group. Ben Franklin Bank's and the Peer Group's ratios reflect balances as of March 31, 2006, unless otherwise indicated for the Peer Group companies. Ben Franklin Bank's net worth base of 7.6% was below the Peer Group's average net worth ratio of 15.6%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will be more comparable to the Peer Group's ratio following the stock offering. Tangible equity-to-assets ratios for the Bank's and the Peer Group equaled 7.6% and 14.8%, respectively, as goodwill and intangibles maintained by the Peer Group equaled 0.8% of assets. The increase in Ben Franklin Bank's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will also result in a relatively low return on equity initially following the stock offering. Both Ben Franklin Bank's and the Peer Group's

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2006

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Ben Franklin Bank of Illinois March 31, 2006	8.1	7.9	82.6	90.0	1.0	0.0	7.6	0.0	7.6	0.0	-2.80	-17.25	0.75	0.79	-63.29	3.43	3.43	7.56	7.56	11.80
All Public Companies																				
Average	3.7	22.2	68.8	67.2	19.8	0.8	11.0	1.1	9.9	0.0	9.93	0.50	13.43	10.18	9.53	4.45	2.69	9.80	9.78	16.03
Medians	2.7	19.3	70.7	68.8	19.1	0.0	9.5	0.3	8.4	0.0	6.19	-3.06	11.18	8.72	7.80	3.40	2.31	8.78	8.78	14.20
State of IL																				
Averages	3.4	27.4	63.5	71.3	15.7	0.0	10.9	1.1	9.0	0.0	8.49	-5.04	16.87	4.44	35.67	-0.34	-2.72	10.10	9.71	15.75
Medians	2.7	27.2	62.9	66.9	16.0	0.3	9.4	0.0	7.9	0.0	9.64	-5.44	17.00	2.73	33.27	-2.91	-2.91	11.14	9.25	16.38
Comparable Group																				
Averages	3.4	26.2	64.0	72.1	11.2	0.2	15.6	0.0	14.8	0.0	5.93	-4.62	13.78	3.70	12.58	1.00	1.31	12.23	11.62	20.74
Medians	3.0	27.9	61.8	72.2	11.9	0.0	14.6	0.0	14.6	0.0	3.19	-0.23	13.83	2.27	7.85	-0.48	0.77	11.21	10.66	20.22
Comparable Group																				
BYSB Brooklyn Fed MHC of NY (30.0)	6.1	25.7	60.2	74.6	2.5	0.0	21.5	0.0	21.5	0.0	-3.33	-31.93	24.23	2.65	-86.75	NM	NM	NA	NA	NA
CHEV Cheviot Fin Cp MHC of OH(45.0)	2.0	17.1	77.8	62.4	11.5	0.0	25.2	0.0	25.2	0.0	4.51	-20.02	12.41	1.89	63.80	-8.57	-8.57	16.80	16.80	34.40
COBK Colonial Banc MHC of NJ (46.0)	2.8	45.6	48.3	84.6	4.7	0.0	10.4	0.0	10.4	0.0	16.09	8.32	25.42	5.63	NM	NM	NM	9.72	9.72	20.19
GOV Gouverneur Bcp MHC of NY(42.6)	3.9	9.4	81.5	55.0	27.5	0.0	15.2	0.0	15.2	0.0	12.43	0.02	15.39	11.75	19.66	5.42	8.42	14.80	14.80	27.00
GCBC Green Co Bcrp MHC of NY (44.2)	6.0	20.9	61.1	86.9	1.7	0.0	11.2	0.0	11.2	0.0	2.03	-17.15	16.20	2.66	-33.33	6.84	6.84	10.11	10.11	20.20
HBOS Heritage Fn Gp MHC of GA(30.0)	4.7	18.3	69.7	66.9	12.5	0.0	19.1	0.0	19.1	0.0	4.36	3.60	6.59	-5.64	0.61	NM	NM	15.50	15.50	20.60
JXSB Jcksnville Bcp MHC of IL(47.2)	2.5	33.2	56.4	86.5	3.7	0.0	7.9	1.1	6.8	0.0	1.22	-6.40	7.76	-0.93	75.47	3.11	4.15	NA	7.38	12.89
KFFB KY Fst Fed Bp MHC of KY (45.0)	0.9	31.3	59.5	54.9	19.8	0.0	24.6	5.9	18.8	0.0	-5.73	-18.23	2.42	-9.29	-0.60	-1.42	-1.54	NA	NA	NA
NVSL Naug Vlly Fin MHC of CT (45.0)	3.1	18.3	71.9	63.7	15.4	0.0	14.0	0.1	13.9	0.0	29.32	45.67	34.98	31.18	66.57	-0.92	-0.97	11.21	11.21	17.60
PBHC Pathfinder BC MHC of NY (35.7)	2.9	26.9	62.4	78.2	12.3	1.7	6.9	1.4	5.5	0.0	-1.58	-9.98	2.85	-2.98	7.85	-0.45	0.77	7.45	7.45	15.89

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's regulatory surpluses will likely be more comparable to the Peer Group's ratios.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Ben Franklin Bank and the Peer Group. The Bank's loans-to-assets ratio of 82.6% exceeded the comparable Peer Group ratio of 64.8%. Comparatively, the Peer Group's cash and investments-to-assets ratio of 29.6% was above the comparable ratio for the Bank of 16.0%. Overall, Ben Franklin Bank's interest-earning assets amounted to 98.6% of assets, which exceeded the comparable Peer Group ratio of 94.4%.

Ben Franklin Bank's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Bank's deposits equaled 90.0% of assets, which was above the comparable Peer Group ratio of 72.1%. Comparatively, borrowings accounted for a higher portion of the Peer Group's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 11.4% and 1.8% for the Peer Group and Ben Franklin Bank, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.8% and 83.5%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will be more comparable to the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Bank's ratio, based on IEA/IBL ratios of 113.1% and 107.4%, respectively. The additional capital realized from stock proceeds should serve to provide Ben Franklin Bank with an IEA/IBL ratio that that is fairly comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Ben Franklin Bank's growth rates are based on annualized growth for the 15-month period ended March 31, 2006, while the Peer Group's growth rates are based on annual growth

for the twelve months ended March 31, 2006 or the most recent period available. Ben Franklin's assets decreased at a 2.8% annualized rate, while the Peer Group posted an asset growth rate of 5.9%. The Bank's asset shrinkage consisted of investments, in which cash flow realized from maturing investments and investments sold funded modest loan growth and the pay down of borrowings. Asset growth for the Peer Group was realized through loan growth, which was partially funded with cash and investments.

The Bank recorded modest deposit growth of 0.8% for the period, which along with cash flow generated from the investment proceeds funded a 63.3% reduction in borrowings. Comparatively, the Peer Group had a higher deposit growth rate of 3.7%, which along with a 12.6% increase in borrowings funded the Peer Group's asset growth. Capital growth rates posted by the Bank and the Peer Group equaled 3.4% and 1.0%. Factors contributing to the Bank's higher capital growth rate included its lower level of capital, as well as retention of all of its earnings. Comparatively, while recording a higher return on assets than the Bank, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds will likely depress the Bank's capital growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Bank's capital growth rate in the longer term following the stock offering.

<u>Income and Expense Components</u>

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2006, unless otherwise indicated for the Peer Group companies. Ben Franklin Bank and the Peer Group reported net income to average assets ratios of 0.29% and 0.69%, respectively. The Peer Group maintained comparative earnings advantages with respect to net interest income and non-interest operating income, while slightly lower operating expenses and loan loss provisions and slightly higher net gains represented comparative earnings advantages for the Bank.

The Peer Group's stronger net interest margin was realized through maintenance of a lower interest expense ratio, which was partially offset by the Bank's higher interest income

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2006

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Ben Franklin Bank of Illinois March 31, 2006	0.29	5.32	2.29	3.03	0.01	3.02	0.00	0.00	0.15	0.15	2.75	0.00	0.03	0.00	5.49	2.57	2.92	3,937	34.16
All Public Companies																			
Averages	0.70	5.33	2.42	2.91	0.11	2.80	0.05	0.00	0.71	0.76	2.53	0.03	0.05	0.00	5.61	2.76	2.85	5,540	33.09
Medians	0.70	5.29	2.42	2.92	0.06	2.82	0.00	0.00	0.55	0.58	2.44	0.00	0.00	0.00	5.55	2.76	2.89	4,621	33.91
State of IL																			
Averages	0.51	5.12	2.30	2.83	0.14	2.69	0.08	-0.01	0.59	0.66	2.67	0.04	0.07	0.00	5.42	2.60	2.82	3,735	34.70
Medians	0.44	5.11	2.36	2.89	0.09	2.69	0.00	0.00	0.60	0.65	2.66	0.03	0.07	0.00	5.39	2.66	2.92	3,787	29.50
Comparable Group Average																			
Averages	0.69	5.18	1.95	3.23	0.08	3.15	0.03	0.00	0.60	0.63	2.79	0.02	-0.01	0.00	5.48	2.35	3.13	4,062	29.20
Medians	0.69	5.09	2.04	3.30	0.06	3.27	0.00	0.00	0.56	0.56	2.84	0.00	0.01	0.00	5.41	2.35	3.25	3,761	29.96
Comparable Group																			
BFSB Brooklyn Fed MHC of NY (30.0)	1.16	5.51	1.66	3.85	0.14	3.72	0.00	0.00	0.64	0.64	2.54	0.00	0.01	0.00	5.73	2.10	3.63	4,805	36.53
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.69	5.15	1.97	3.18	0.03	3.15	0.00	0.00	0.17	0.16	2.30	0.00	0.01	0.00	5.31	2.71	2.59	5,072	32.36
COBK Colonial Banc MHC of NJ (46.0)	0.35	4.82	2.26	2.56	0.05	2.51	0.00	0.00	0.29	0.29	2.11	0.00	0.02	0.00	4.97	2.52	2.46	4,913	22.30
GOV Gouverneur Bcp MHC of NY(42.6)	1.02	5.84	2.23	3.61	0.10	3.51	0.00	0.04	0.40	0.44	2.94	0.00	0.02	0.00	6.17	2.71	3.46	3,707	32.73
GCBC Green Co Bcrp MHC of NY (44.2)	0.82	4.91	1.28	3.64	0.03	3.60	0.00	0.00	1.05	1.05	3.44	0.00	-0.02	0.00	5.10	1.44	3.65	2,963	28.86
HBOS Heritage Fn Gp MHC of GA(30.0)	0.75	5.52	1.72	3.80	0.28	3.52	0.13	0.00	1.35	1.48	3.97	0.00	0.00	0.00	5.97	2.13	3.84	2,730	36.64
JXSB Jcksnville Bcp MHC of IL(47.2)	0.40	5.03	2.11	2.92	0.08	2.85	0.14	-0.04	0.76	0.86	3.15	0.03	0.04	0.00	5.35	2.34	3.02	2,352	29.96
KFFB KY Fst Fed Bp MHC of KY (45.0)	0.69	4.72	2.24	2.48	0.02	2.47	0.00	0.00	0.14	0.14	1.52	0.07	-0.07	0.00	5.14	2.98	2.16	6,556	35.86
NVSL Naug Vlly Fin MHC of CT (45.0)	0.60	5.25	1.84	3.41	0.02	3.39	0.00	0.00	0.49	0.49	3.15	0.01	0.01	0.00	5.62	2.21	3.41	3,014	17.59
PBHC Pathfinder BC MHC of NY (35.7)	0.10	5.01	2.17	2.84	0.09	2.76	0.07	0.01	0.71	0.79	3.22	0.07	-0.09	0.00	5.45	2.36	3.10	2,893	NM

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

ratio. The Bank's higher interest income ratio was realized through earning a comparable yield on assets (5.49% versus 5.48% for the Peer Group) on a higher concentration of assets maintained as interest-earning assets(98.6% versus 94.4% for the Peer Group). The Peer Group's lower interest expense ratio was supported by maintenance of a lower cost of funds (2.35% versus 2.57% for the Bank) and maintenance of a lower level of interest-bearing liabilities funding assets (83.5% versus 91.8% for the Bank). Overall, Ben Franklin Bank and the Peer Group reported net interest income to average assets ratios of 3.03% and 3.23%, respectively.

In another key area of core earnings strength, the Bank maintained a slightly lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 2.75% and 2.81%, respectively. The fairly comparable operating expense ratios maintained the Bank and the Peer Group were consistent with the similarity of the number of employees maintained relative to their respective assets sizes. Assets per full time equivalent employee equaled $3.9 million for the Bank, versus $4.1 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Ben Franklin Bank's capacity to leverage operating expenses will be more comparable to the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were slightly stronger than the Bank's. Expense coverage ratios posted by Ben Franklin Bank and the Peer Group equaled 1.10x and 1.15x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

As noted above, sources of non-interest operating income provided a larger contribution to the Peer Group's earnings. Non-interest operating income equaled 0.63% and 0.15% of the Peer Group's and Ben Franklin Bank's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, Ben Franklin Bank's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 86.5% was less favorable than the Peer Group's efficiency ratio of 72.3%.

Loan loss provisions had a slightly larger impact on the Peer Group's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.01% and 0.08% of average assets, respectively. The relatively minor impact of loan loss provisions on the Bank's and the Peer Group's earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Net gains realized from the sale of assets were a slightly larger contributor to the Bank's earnings, as the Bank reported net gains equal to 0.03% of average assets versus a net loss equal to 0.01% of average assets reported by the Peer Group. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, which accounted for all of the Bank's gains, such gains may be considered to be an ongoing activity for an institution particularly during periods of low interest rates and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

Taxes had a more significant impact on the Bank's earnings, as Ben Franklin Bank and the Peer Group posted effective tax rates of 34.16% and 29.20%, respectively. As indicated in the prospectus, the Bank's effective marginal tax rate is equal to 34.0%.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Bank's composition of assets reflected a similar concentration of 1-4 family permanent mortgage loans and mortgage-backed securities as maintained by the Peer Group (49.4% of assets versus 48.7% for the Peer Group). The comparability of the Bank's and the Peer Group's ratios resulted from the Bank maintaining a higher concentration of 1-4 family loans, which was substantially negated by the higher concentration of mortgage-backed securities maintained by the Peer Group. Loans serviced for others equaled 4.4% and 9.7% of the Bank's and the Peer Group's assets, respectively, thereby indicating a slightly greater influence of mortgage banking activities on the Peer Group's operations. Servicing intangibles were not significant for either the Bank or the Peer Group.

Diversification into higher risk types of lending was greater for the Bank. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (25.6% of assets), followed by consumer loans (7.4% of assets) and construction and land loans (6.7% of assets). The Peer Group's lending diversification consisted primarily of commercial real estate/multi-family loans (11.4% of assets), while other areas of lending diversification for the Peer Group were fairly evenly distributed between the other loan types shown in Table 3.4. Lending diversification was more significant for the Bank in all lending areas except for commercial business loans. Overall, the Bank's higher ratio of loans-to-assets and higher degree of lending diversification into higher risk types of lending translated into a higher risk weighted assets-to-assets ratio of 69.8%, versus a comparable Peer Group ratio of 58.3%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Ben Franklin Bank's interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, Ben Franklin Bank's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2006

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent Assets								
Ben Franklin Bank of Illinois	6.04	43.38	6.74	35.61	2.23	7.37	59.79	4,876	1
All Public Companies									
Averages	11.54	36.23	6.41	17.82	3.05	3.89	61.99	1,067,145	12,100
Medians	9.54	34.57	4.03	15.41	0.92	2.64	62.36	44,940	154
State of IL									
Averages	12.67	31.42	2.45	18.33	3.30	4.05	62.55	593,925	3,999
Medians	12.16	28.98	2.28	16.38	3.14	3.00	63.00	111,128	759
Comparable Group Average									
Averages	10.69	37.96	3.18	11.36	2.35	3.03	58.26	28,708	126
Medians	7.38	37.93	2.38	8.97	1.23	1.90	58.07	3,296	0
Comparable Group									
BFSB Brooklyn Fed MHC of NY (30.0)	26.73	15.10	7.01	35.08	0.12	0.00	58.27	77,395	0
CHEV Cheviot Fin Cp MHC of OH(45.0)	7.34	66.35	2.52	7.28	0.04	0.00	48.28	8,932	50
COBK Colonial Banc MHC of NJ (46.0)	16.44	32.13	1.84	9.60	0.66	2.00	50.06	669	0
GOV Gouverneur Bcp MHC of NY(42.6)	5.69	61.40	3.63	7.11	0.30	1.08	57.91	0	0
GCBC Green Co Bcrp MHC of NY (44.2)	16.83	46.23	2.24	6.76	1.37	1.79	51.12	0	0
HBOS Heritage Fn Gp MHC of GA(30.0)	7.00	24.72	4.55	14.85	16.61	9.28	77.03	0	0
JXSB Jcksnville Bcp MHC of IL(47.3)	3.37	26.09	1.92	13.72	3.69	7.49	62.17	139,645	1,060
KFFB KY Fst Fed Bp MHC of KY (45.0)	7.41	10.97	0.13	0.47	1.34	0.00	NA	0	0
NVSL Naug Vlly Fin MHC of CT (45.0)	5.97	53.91	7.15	8.34	0.32	2.66	58.07	10,632	0
PBHC Pathfinder BC MHC of NY (35.7)	10.11	43.74	0.86	10.46	1.11	6.03	61.49	52,028	146

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2006 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 03/31/06	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04
				(change in net interest income is annualized in basis points)					
Ben Franklin Bank of Illinois	7.6	107.4	1.4	-15	0	-30	13	39	41
All Public Companies	9.9	108.3	8.3	-2	-0	-4	-3	-2	4
State of IL	9.8	107.7	5.7	-12	1	-5	3	-13	6
Comparable Group Average	14.8	113.9	5.6	-5	-8	3	2	-7	11
Comparable Group									
BFSB Brooklyn Fed MHC of NY (30.0)	21.5	124.5	4.1	14	-26	44	30	-64	NA
CHEV Cheviot Fin Cp MHC of OH(45.0)	25.2	131.1	3.0	-7	-14	-3	-10	-2	-1
CDBK Colonial Banc MHC of NJ (46.0)	10.4	108.2	3.3	-16	-5	-5	1	NA	NA
GOV Gouverneur Bcp MHC of NY(42.6)	15.2	113.8	5.2	-14	-8	-10	-2	-2	10
GCBC Green Co Bcrp MHC of NY (44.2)	11.2	108.5	4.0	3	-16	5	-5	-8	2
HBOS Heritage Fn Gp MHC of GA(30.0)	19.1	116.6	7.4	-6	3	32	-1	NA	NA
JXSB Jcksnville Bcp MHC of IL(47.3)	6.8	104.4	5.9	1	1	-12	8	1	-13
KFFB KY Fst Fed Bp MHC of KY (45.0)	18.9	122.7	8.3	-8	5	-6	12	-26	NA
NVSL Naug Vlly Fin MHC of CT (45.0)	13.9	109.6	6.7	-17	-10	-21	-15	32	60
PBHC Pathfinder BC MHC of NY (35.7)	5.5	99.5	8.2	5	-10	-5	4	-4	3

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

However, a lower level of non-interest earning assets represented an advantage for the Bank with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with more comparable balance sheet interest rate risk characteristics as maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Ben Franklin Bank and the Peer Group. In general, the more significant fluctuations in the Bank's ratios implied that the interest rate risk associated with the Bank's net interest income was greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Ben Franklin Bank's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, the credit risk factors associated with Ben Franklin Bank's and the Peer Group's balance sheets were considered to be indicative of limited credit risk exposure. As shown in Table 3.6, the Bank's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.38% of assets, which was just slightly above the comparable Peer Group ratio of 0.33%. The Bank maintained a zero balance of non-performing loans, as the result of classifying all loans that are 90 days past due as accruing loans and such loans are not included in the calculation of the non-performing loan balance. Comparatively, the Peer Group's non-performing loans/loans ratio equaled 0.42%. The Bank maintained lower levels of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (121.1% versus 273.3% for the Peer Group) and as a percent of loans (0.56% versus 0.81% for the Peer Group). Net loan charge-offs reported by the Peer Group were nominal, while the Bank did not record any net loan charge-offs.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2006 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Ben Franklin Bank of Illinois	0.00	0.38	NM	0.56	NM	121.14	0	0.00
All Public Companies								
Averages	0.06	0.48	0.54	0.91	296.36	210.67	252	0.08
Medians	0.01	0.30	0.33	0.85	220.73	151.90	55	0.03
State of IL								
Averages	0.11	0.73	0.93	0.96	183.44	118.20	204	0.44
Medians	0.04	0.53	0.63	0.91	100.31	113.09	53	0.07
Comparable Group Average								
Averages	0.05	0.33	0.42	0.81	378.96	273.29	13	0.02
Medians	0.01	0.31	0.47	0.74	318.87	137.91	7	0.02
Comparable Group								
BFSB Brooklyn Fed MHC of NY (30.0)	0.00	0.05	0.09	0.66	735.79	688.42	0	0.00
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.03	0.08	0.07	0.35	542.38	339.50	0	0.00
COBK Colonial Banc MHC of NJ (46.0)	0.00	0.02	0.05	0.75	780.00	NA	30	-0.04
GOV Gouverneur Bcp MHC of NY(42.6)	0.01	0.51	0.60	0.86	232.14	137.91	5	0.02
GCBC Green Co Bcrp MHC of NY (44.2)	0.00	0.37	0.63	0.70	178.10	114.89	5	0.01
HBOS Heritage Fn Gp MHC of GA(30.0)	0.03	0.28	0.34	1.42	415.60	390.71	59	0.09
JXSB Jcksnville Bcp MHC of IL(47.2)	0.13	0.65	0.80	1.29	212.49	111.95	17	0.05
KFFB KY Fst Fed Bp MHC of KY (45.0)	0.02	0.49	0.59	0.47	81.99	56.17	17	0.04
NVSL Naug Vlly Fin MHC of CT (45.0)	0.08	0.10	0.11	0.73	482.59	550.73	0	0.00
PBHC Pathfinder BC MHC of NY (35.7)	0.29	0.82	0.89	0.88	118.84	69.29	8	0.02

(1) Financial information is for the quarter ending December 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Ben Franklin Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Ben Franklin Bank's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Ben Franklin Bank's value, the market value of the stocks of public MHC institutions, or Ben Franklin Bank's value alone. To the extent a change in factors impacting the

Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Ben Franklin Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Ben Franklin Bank's and the Peer Group's balance sheets. The Bank's interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Bank's asset composition provided for a comparable yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio in comparison to the Peer Group. Ben Franklin Bank's funding composition reflected a higher level of deposits and a lower level of borrowings in comparison to the Peer Group's ratios, although the Peer Group maintained a lower cost of funds than the Bank. Overall, as a percent of assets, the Bank maintained higher levels of interest-earning assets and interest-bearing liabilities, which translated into a lower IEA/IBL ratio for the Bank. After factoring in the impact of the net stock proceeds, the Bank's IEA/IBL ratio will be more comparable to the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- o Credit Quality. The Bank and the Peer Group maintained comparable non-performing assets ratios. Loss reserves as a percent loans and non-performing assets were higher for the Peer Group, while net loan charge-offs were nominally higher for the Peer Group. As noted above, the Bank's risk weighted assets-to-assets ratio was higher than the Bank's ratio. Overall, RP Financial concluded that this was a neutral factor in our adjustment for financial condition.

- o Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Bank (29.6% of assets versus 16.0% for the Bank). Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank's future borrowing capacity was considered to be slightly greater than the Peer Group's, given that the Bank borrowings-to-assets ratio was less than the comparable Peer Group ratio. Overall, RP Financial concluded that no adjustment was warranted for the Bank's liquidity.

- o Funding Liabilities. The Bank's interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Notwithstanding, the Peer Group's greater utilization of borrowings, Ben Franklin Bank's overall cost of funds was slightly higher than the Peer Group's. The Bank's higher cost of funds could in part be attributed to a deposit composition that is concentrated in relatively higher costing CDs. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group ratio, which was attributable to Ben Franklin Bank's lower capital position. Following the stock offering, the increase in the Bank's capital position should provide Ben Franklin with a more comparable level of interest-bearing liabilities as maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for Ben Franklin Bank's funding composition.

- o Capital. The Peer Group operates with a higher equity-to-assets ratio than the Bank. However, following the stock offering, Ben Franklin Bank's pro forma capital position will be more comparable to the Peer Group's equity-to-assets ratio. The increase in the Bank's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Ben Franklin Bank's balance sheet strength was considered to be comparable to the Peer Group's. Accordingly, no adjustment was applied for the Bank's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- o Reported Earnings. The Bank's reported earnings were lower than the Peer Group's on a ROAA basis (0.29% of average assets versus 0.69% for the Peer Group). The Peer Group maintained a higher net interest margin, higher level of non-interest operating income and lower effective tax rate, which was partially offset by the Bank's slightly lower levels of operating expenses and loan loss provisions. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Bank's reported earnings were considered to be less favorable than the Peer Group's and, thus, the Bank's reported earnings were considered as a slightly negative factor in our adjustment for the Bank's profitability growth and viability of earnings.

- o Core Earnings. Both the Bank's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Bank's lower ratios for net interest income and operating expenses translated into a slightly lower expense coverage ratio compared to the Peer Group's ratio (1.10x versus 1.15x for the Peer Group). Similarly, the Bank's efficiency ratio of 86.5% was less favorable than the Peer Group's efficiency ratio of 72.3%, as the Bank's lower operating expense ratio was more than offset by the Peer Group's more favorable ratios for net interest income and non-interest operating income. Loss provisions had a slightly larger impact on the Peer Group's earnings, while the Bank had a higher effective tax rate than indicated for the Peer Group. Overall, these measures, as well as the expected earnings benefit the Bank should realize from the redeployment of stock proceeds into interest-earning assets net of the additional expenses associated with the stock benefit plans, indicate that the Bank's core earnings were less favorable than the Peer Group's. Accordingly, the Bank's core earnings were considered a slightly negative factor in our adjustment for the Bank's profitability growth and viability of earnings.

- o Interest Rate Risk. Quarterly changes in the Bank's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank's net interest margin. Other measures of interest rate risk, such as capital, IEA/IBL and non-interest-earning assets ratios, were

more favorable for the Peer Group with the exception of the Bank's lower ratio for non-interest-earning assets, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that are comparable to the Peer Group ratios, as well as enhance the stability of the Bank's net interest margin. Accordingly, on balance, this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a slightly larger factor in the Peer Group's earnings. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Bank and the Bank maintained a higher concentration of assets in loans. The Bank's and the Peer Group's credit quality measures indicated that the Bank and the Peer Group maintained comparable levels of non-performing assets, while the Peer Group maintained higher levels of reserves as a percent of loans and non-performing assets. Overall, RP Financial concluded that earnings credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank's historical growth reflected a decline in assets, while the Peer Group's stronger loan growth supported asset growth for the period. Second, the infusion of stock proceeds will increase the Bank's earnings growth potential with respect to leverage capacity. Third, opportunities to increase earnings through loan and deposit growth are considered to be comparable for the Bank and the Peer Group, as the more densely populated market area served by the Bank is viewed as being somewhat negated by the higher degree of competition that the Bank faces as the result of operating in a large metropolitan market area. Lastly, the Peer Group's higher level of non-interest operating income implies greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. The Bank's current return on equity is lower than the Peer Group's return on equity ratio. Accordingly, as the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Bank's equity, combined with the Bank's lower return on assets, the Bank's pro forma return on equity on a core earnings basis will be well below the Peer Group's return on equity ratio. Accordingly, this was a negative factor in the adjustment for profitability, growth and viability of earnings.

Overall, based on the downward adjustments applied for the Bank's reported earnings, core earnings and return on equity we concluded that a slight downward adjustment was warranted for this factor.

3. Asset Growth

The Peer Group recorded stronger asset growth than the Bank, as the Bank experienced a decline in assets that resulted from a decline in cash and investments that was only partially negated by modest loan growth for the period. Comparatively, the Peer Group recorded a 5.9% increase in assets, which was largely achieved through loan growth. Loan growth was notably stronger for the Peer Group (13.8% versus 0.8% loan growth for the Bank). On a pro forma basis, the Bank's tangible equity-to-assets ratio will be comparable to the Peer Group's tangible equity-to-assets ratio, indicating comparable leverage capacity for the Bank and, therefore, provide the Bank with the flexibility to resume a growth strategy. Accordingly, on balance, we believe no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Overall, the Chicago metropolitan area is considered to account for the major portion of the Bank's deposit and lending activities. Operating in a densely populated market area provides the Bank with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Bank competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Ben Franklin Bank. The competitiveness of the Chicago market area is highlighted by the Bank's nominal deposit market share.

The Peer Group companies generally operate in less densely populated markets with lower per capita income than Cook County, but the Peer Group companies also generally operate in markets with a lower cost of living than Cook County. Cook County's projected population growth rate was slightly above and below the comparable Peer Group average and median growth rates. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Bank's market share of deposits in Cook County. Overall, the degree of competition faced by the Peer Group companies was viewed as significantly less than faced by the Bank in Cook County, while the growth potential in the

markets served by the Peer Group companies was for the most part viewed to be similar to the Bank's primary market area. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, April 2006 unemployment rates for the majority of the markets served by the Peer Group companies were generally comparable or slightly above the unemployment rate reflected for Cook County. On balance, we concluded that no adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Ben Franklin Bank and the Peer Group Companies(1)

	County	April 2006 Unemployment
Ben Franklin Bank - IL	Cook	5.2%
The Peer Group		
Brooklyn Federal MHC – NY	Kings	5.5%
Cheviot Financial Corp. MHC – OH	Hamilton	5.2
Colonial Bankshares MHC - NJ	Cumberland	7.0
Gouverneur Bancorp MHC – NY	St. Lawrence	6.3
Greene County Bancorp MHC – NY	Greene	4.9
Heritage Financial MHC - GA	Dougherty	6.0
Jacksonville Bancorp MHC - IL	Morgan	5.4
Kentucky First Federal Banc. MHC – KY	Perry	7.4
Naugatuck Valley Fin.. MHC – CT	New Haven	4.2
Pathfinder Bancorp MHC – NY	Oswego	6.0

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eight out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.50% to 3.70%. The average dividend yield on the stocks of the

Peer Group institutions equaled 2.03% as of June 16, 2006. As of June 16, 2006, approximately 87% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.20%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for Ben Franklin Bank also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as all of the Peer Group companies, as all of the Peer Group companies also operate under OTS regulation pursuant to the dividend waiver policy. Accordingly, we believe that to the extent Ben Franklin Bank's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Bank's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and one Peer Group member trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $10.4 million to $53.6 million as of June 16, 2006, with average and median market values of $31.9 million and $32.7 million, respectively. The shares issued

and outstanding to the public shareholders of the Peer Group members ranged from 880,000 to 4.5 million, with average and median shares outstanding of 2.6 million and 2.7 million, respectively. The Bank's minority stock offering is expected to have a pro forma market value that is at the lower end of the range of market values indicated for the Peer Group companies, while the number of public shares outstanding for the Bank is expected to be below the average and median number of shares outstanding indicated for the Peer Group. It is anticipated that the Bank's stock will be listed for trading on the OTC Bulletin Board following the stock offering, which generally suggests lower liquidity compared to a stock listed on NASDAQ or an exchange. Overall, we anticipate that the Bank's public stock will have a less liquid trading market as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market staged a rally at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the Dow Jones Industrial Average ("DJIA") posting a 1.5% loss for the month of August. The stock market showed resiliency in the aftermath of Hurricane Katrina, as oil prices fell following the Energy Department's decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a

dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Consumer prices rose just 0.1% in February, while job growth and housing construction were both stronger than expected in February. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve's March meeting, which signaled that the Federal Reserve was

about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from strong economic reports for March. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks surged in mid-June following reassuring inflation comments by the Federal Reserve Chairman. As an indication of the general trends in the nation's stock markets over the past year, as of June 16, 2006, the DJIA closed at 11014.55 an increase of 3.7% from one year ago and an increase of 2.8% year-to-date, and the NASDAQ closed at 2129.95 an increase of 1.9% from one year ago and a decrease of 3.4% year-to-date. The Standard & Poors 500 Index closed at 1251.54 on June 16, 2006, an increase of 2.8% from one year ago and an increase of 0.3% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market during the past year. Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane

Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift

stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. Thrifts stocks rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. However, thrift stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

Strength in the broader market and Wachovia Corp.'s announced deal to acquire Golden West Financial Corp. sustained a rally in thrift stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift stocks lower in mid-May. Inflation fears continued the slide in thrift stocks into late-May. Thrift stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader market in early-June. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. On June 16, 2006, the SNL Index for all publicly-

traded thrifts closed at 1,691.8, an increase of 7.6% from one year ago and an increase of 4.7% year-to-date. The SNL MHC Index closed at 3,208.3 on June 16, 2006, an increase of 15.5% from one year ago and an increase of 10.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in initial trading activity. In general, investor interest in smaller offerings with resulting less liquid trading markets has been for the most not as strong compared to larger offerings with more liquid trading markets. As shown in Table 4.2, there were no standard or second-step conversions competed during the past three months. Three mutual holding company offerings were completed during the past three months, which are considered to be more relevant for purposes of our analysis. All three of the MHC offerings were closed at the top of the super range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.6%. On average, the prices of the recent MHC offerings reflected price appreciation of 7.3% and 7.0% after the first week and first month of trading,

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial Dividend	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO	Post-IPO Pricing Trends: Closing Price:							
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mkt. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 6/16/08 ($)	% Change (%)
Standard Conversions																																
Averages - Standard Conversions:																																
Medians - Standard Conversions:																																
Second Step Conversions																																
Averages - Second Step Conversions:																																
Medians - Second Step Conversions:																																
Mutual Holding Company Conversions																																
Mutual Federal Bancorp, Inc.*	IL	4/6/08	MFDB-OTCBB	$ 65	28.10%	0.29%	80%	$ 10.9	30%	132%	6.7%	N.A.	N.A.	8.0%	8.5%	8.3%	0.00%	73.9%	45.9x	37.9%	0.7%	30.5%	1.8%	$10.00	$11.13	11.3%	$11.00	10.0%	$11.40	14.0%	$11.00	10.0%
Lake Shore Bancorp, Inc.*	NY	4/4/06	LSBK-NASDAQ	$ 334	8.39%	0.43%	85%	$ 29.8	45%	132%	6.1%	N.A.	N.A.	8.0%	4.4%	3.0%	0.00%	77.9%	23.3x	16.9%	0.7%	14.7%	4.6%	$10.00	$10.70	7.0%	$10.48	4.8%	$10.15	1.5%	$9.92	-0.8%
United Community Bancorp	IN	3/31/06	UCBA-NASDAQ	$ 323	9.40%	0.70%	144%	$ 38.9	43%	132%	3.8%	C/S	250K/1.9%	8.7%	4.4%	12.7%	0.00%	84.1%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.88	8.8%	$10.50	5.0%
Averages - Mutual Holding Company Conversions:				$ 240	15.30%	0.47%	103%	$ 26.7	39%	132%	5.1%	NA	NA	8.2%	6.1%	8.0%	0.00%	78.6%	34.1x	25.8%	0.7%	22.8%	3.4%	$10.00	$10.88	8.8%	$10.73	7.3%	$10.79	7.9%	$10.47	4.7%
Medians - Mutual Holding Company Conversions:				$ 323	9.40%	0.43%	85%	$ 29.8	43%	132%	6.1%	NA	NA	8.0%	4.4%	8.3%	0.00%	77.9%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.88	8.8%	$10.50	5.0%
Averages - All Conversions:				$ 240	15.30%	0.47%	103%	$26.7	39%	132%	5.1%	NA	NA	8.2%	6.1%	8.0%	0.00%	78.6%	34.1x	25.8%	0.7%	22.8%	3.4%	$10.00	$10.88	8.8%	$10.73	7.3%	$10.79	7.9%	$10.47	4.7%
Medians - All Conversions:				$ 323	9.40%	0.43%	85%	$29.8	43%	132%	6.1%	NA	NA	8.0%	4.4%	8.3%	0.00%	77.9%	33.2x	21.5%	0.7%	17.2%	3.8%	$10.00	$10.80	8.0%	$10.70	7.0%	$10.88	8.8%	$10.50	5.0%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

June 16, 2008

respectively. As of June 16, 2006, the three recent MHC offerings reflected average price appreciation of 4.7%

C. The Acquisition Market

Also considered in the valuation was the potential impact on Ben Franklin Bank's stock price of recently completed and pending acquisitions of other savings institutions operating in Illinois. As shown in Exhibit IV-4, there were twelve Illinois thrift acquisitions completed from the beginning of 2003 through year-to-date 2006, and there are currently no acquisitions pending for Illinois savings institutions. To the extent that speculation of a re-mutualization may impact the Bank's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Ben Franklin Bank's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Ben Franklin Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Ben Franklin Bank's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, Ben Franklin Bank will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. Accordingly, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-

converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Ben Franklin Bank as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public

MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Ben Franklin Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Ben Franklin Bank's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Ben Franklin Bank's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank's full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal 5.0% of gross proceeds, the ESOP was assumed to equal 8.0% of the offering, the MRP was assumed to equal 4.0% of the offering and the stock option plan was assumed to equal 10.0% of the offering.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2006

	Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
	Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																			
BFSB Brooklyn Fed MHC of NY (30.0)	13,225	3,968	9,257	0.31	0.31	5.86	5.86	27.25	12.00	111,084	95,532	1,865	0.45	0.45	13.08	13.08	34.47	30.0	0.0
CHEV Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.20	0.20	7.46	7.46	29.60	12.00	65,472	56,306	1,099	0.31	0.31	13.14	13.14	35.29	45.0	0.0
COBK Colonial Banc MHC of NJ (46.0)	4,522	2,080	2,442	0.39	0.38	7.88	7.88	76.05	12.40	30,281	26,041	500	0.50	0.49	13.64	13.64	81.81	46.0	0.0
GCBC Green Co Bcrp MHC of NY (44.2)	4,145	1,828	2,317	0.50	0.59	8.12	8.12	72.19	14.75	34,176	29,391	574	0.72	0.73	15.21	15.21	79.28	44.1	0.0
GOV Gouverneur Bcp MHC of NY(42.6)	2,292	974	1,318	0.53	0.53	8.38	8.38	35.00	14.00	18,452	15,869	310	0.67	0.67	15.30	15.30	61.92	42.5	0.0
HBOS Heritage Fn Gp MHC of GA(30.0)	11,241	3,373	7,868	0.24	0.24	6.17	6.17	32.29	13.35	105,038	90,333	1,763	0.40	0.40	14.21	14.21	40.33	30.0	0.0
JXSB Jcksnville Bcp MHC of IL(47.2)	1,982	929	1,053	0.52	0.48	10.20	8.74	129.33	13.25	13,952	11,999	334	0.64	0.60	16.25	14.79	135.38	46.9	0.0
KFFB KY Fst Fed Bp MHC of KY (45.0)	8,590	3,868	4,722	0.22	0.23	7.52	5.74	30.53	10.80	50,998	43,858	856	0.32	0.33	12.63	10.85	35.64	45.0	0.0
NVSL Naug Vlly Fin MHC of CT (45.0)	7,604	3,422	4,182	0.26	0.26	6.73	6.70	48.15	11.24	47,006	40,425	789	0.36	0.36	12.05	12.02	53.47	45.0	0.0
PBHC Pathfinder BC MHC of NY (35.7)	2,463	880	1,583	0.22	0.30	8.47	6.77	123.33	11.80	18,679	16,064	314	0.35	0.43	14.99	13.29	129.88	35.7	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	3.19
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- <u>P/B Approach</u>. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- <u>P/A Approach</u>. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of June 16, 2006, the pro forma market value of Ben Franklin Bank's full conversion offering equaled $15,000,000 at the midpoint, equal to 1,500,000 shares at $10.00 per share.

1. <u>Price-to-Earnings ("P/E")</u>. The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $320,000 for the twelve months ended

March 31, 2006. In deriving Ben Franklin Bank's core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $33,000 for the twelve months ended March 31, 2006. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 34.0% for the loan sale gains, the Bank's core earnings were determined to equal $298,000 for the twelve months ended March 31, 2006. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$320
Less: Gain on sale of loans(1)	(22)
Core earnings estimate	$298

(1) Tax effected at 34.0%.

Based on Ben Franklin Bank's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $15.0 million midpoint value equaled 31.48 times and 33.01 times, respectively, which provided for premiums of 10.7% and 18.5% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 28.43 times and 27.86 times, respectively (see Table 4.4). At the top of the super range, the Bank's reported and core P/E multiples equaled 37.65 times and 39.29 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected premiums of 32.4% and 41.0%, respectively.

On an MHC reported basis, the Bank's reported and core P/E multiples at the midpoint value of $15.0 million equaled 41.19 times and 43.84 times, respectively. The Bank's reported and core P/E multiples provided for premiums of 39.3% and 38.6% relative to the Peer Group's average reported and core P/E multiples of 29.57 times and 31.62 times, respectively. The Bank's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.5, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from

RP FINANCIAL, LC.
Financial Services Industry Consultants
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Arlington, Virginia 22209
(703) 528-1700

Table 4.4
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Ben Franklin Bank of Illinois and the Comparables
As of June 16, 2006

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
Ben Franklin Bank of Illinois																			
Superrange	10.00	19.84	0.25	12.51	37.65	79.92	15.66	79.92	39.29	0.00	0.00	0.00	127	19.59	0.00	0.42	2.12	0.40	2.03
Range Maximum	10.00	17.25	0.28	13.14	34.51	76.08	13.85	76.08	36.09	0.00	0.00	0.00	125	18.20	0.00	0.40	2.20	0.38	2.11
Range Midpoint	10.00	15.00	0.30	13.87	31.48	72.09	12.23	72.09	33.01	0.00	0.00	0.00	123	16.96	0.00	0.39	2.29	0.37	2.18
Range Minimum	10.00	12.75	0.34	14.85	28.15	67.32	10.55	67.32	29.58	0.00	0.00	0.00	121	15.67	0.00	0.37	2.39	0.36	2.28
All Public Companies(7)																			
Averages	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.58	0.43	2.20	36.18	2,868	11.10	0.48	0.70	7.33	0.67	6.88
Medians	16.35	98.66	0.78	11.77	16.96	141.33	14.08	161.19	17.44	0.36	2.24	36.36	774	9.52	0.30	0.71	6.30	0.70	6.45
All Non-MHC State of IL(7)																			
Averages	24.21	307.45	0.91	19.93	24.62	117.89	13.69	138.91	28.26	0.54	2.15	47.77	2,808	11.50	0.75	0.53	4.88	0.48	4.35
Medians	18.05	36.11	0.50	16.99	26.26	120.04	12.58	121.04	31.03	0.48	2.24	47.06	358	9.49	0.40	0.47	4.43	0.37	3.49
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	12.56	81.07	0.49	14.05	28.43	89.54	22.85	92.78	27.86	0.26	2.03	37.63	340	25.25	0.33	0.83	3.38	0.83	3.41
Medians	13.20	73.38	0.44	13.93	28.94	91.33	21.82	91.62	27.05	0.29	2.30	50.00	339	23.62	0.31	0.88	3.31	0.90	3.31
Publicly-Traded MHC Institutions, Full Conversion Basis																			
BFSB Brooklyn Fed MHC of NY (30.0)	12.00	158.70	0.45	13.08	26.67	91.74	34.81	91.74	26.67	0.00	0.00	0.00	456	37.95	0.05	1.32	3.63	1.32	3.63
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.00	119.03	0.31	13.14	38.71	91.32	34.01	91.32	38.71	0.28	2.33	NM	350	37.24	0.08	0.89	2.33	0.89	2.32
COBK Colonial Banc MHC of NJ (46.0)	12.40	56.87	0.49	13.64	24.80	90.91	15.16	90.91	25.31	0.00	0.00	0.00	370	16.67	0.02	0.65	3.89	0.63	3.82
GOV Gouverneur Bcp MHC of NY(42.6)	14.00	32.09	0.67	15.30	20.90	91.50	22.61	91.50	20.90	0.30	2.14	44.78	142	24.71	0.51	1.13	4.44	1.13	4.44
OCBC Green Co Bcrp MHC of NY (44.3)	14.75	61.14	0.73	15.21	20.49	96.98	18.60	96.98	20.21	0.46	3.12	63.01	329	19.19	0.37	0.92	4.79	0.93	4.86
HBOS Heritage Fn Gp MHC of GA(30.0)	13.35	150.07	0.40	14.31	33.38	93.95	33.10	93.95	33.38	0.20	1.50	50.00	453	35.23	0.28	1.00	2.93	1.00	2.93
JXSB Jcksnville Bcp MHC of IL(47.3)	13.25	26.26	0.60	16.25	20.70	81.54	9.79	89.59	22.08	0.30	2.26	80.00	268	12.00	0.65	0.48	3.94	0.45	3.69
KFFB KY Fst Fed Bp MHC of KY (45.0)	10.80	92.77	0.33	13.63	33.75	85.51	30.30	99.54	32.73	0.40	3.70	NM	306	35.44	0.49	0.88	2.51	0.90	2.59
NVSL Naug Vlly Fin MHC of CT (45.0)	11.24	85.47	0.36	13.05	31.22	93.28	21.02	93.31	31.22	0.20	1.78	55.56	407	22.54	0.10	0.74	2.98	0.74	2.98
PBHC Pathfinder BC MHC of NY (35.7)	11.80	29.06	0.43	14.99	33.71	78.72	9.09	80.79	27.44	0.41	3.47	NM	320	11.84	0.02	0.27	2.31	0.33	2.84

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.5
Public Market Pricing
Ben Franklin Bank of Illinois and the Comparables
As of June 16, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							Offering Size
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE	
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Ben Franklin Bank of Illinois																				
Superrange	10.00	19.84	0.18	7.72	51.33	129.53	16.92	129.53	54.42	0.00	0.00	0.00	117	13.07	0.00	0.33	2.52	0.31	2.38	8.9
Range Maximum	10.00	17.25	0.20	8.29	46.06	120.63	14.85	120.63	48.93	0.00	0.00	0.00	116	12.31	0.00	0.32	2.62	0.30	2.46	7.8
Range Midpoint	10.00	15.00	0.23	8.95	41.19	111.73	13.01	111.73	43.84	0.00	0.00	0.00	115	11.64	0.00	0.32	2.71	0.30	2.55	6.8
Range Minimum	10.00	12.75	0.26	9.83	36.04	101.73	11.14	101.73	38.43	0.00	0.00	0.00	114	10.97	0.00	0.31	2.82	0.29	2.64	5.7
All Public Companies(7)																				
Averages	19.45	408.65	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.18	0.48	0.70	7.33	0.67	6.86	
Medians	16.35	95.66	0.78	11.77	16.96	141.33	14.08	161.19	17.44	0.36	2.24	36.36	774	9.82	0.30	0.71	6.30	0.70	6.45	
All Non-MHC State of IL(7)																				
Averages	24.21	387.45	0.91	19.93	24.62	117.89	13.69	138.91	28.26	0.54	2.15	47.77	3,008	11.88	0.75	0.53	4.88	0.48	4.38	
Medians	18.05	36.11	0.50	16.99	26.26	120.04	12.58	121.04	31.03	0.48	2.24	47.06	350	9.49	0.60	0.47	4.43	0.37	3.49	
Comparable Group Averages																				
Averages	13.56	31.55	0.35	7.68	29.37	166.79	26.66	176.99	31.62	0.26	2.03	13.34	297	15.60	0.33	0.68	4.66	0.69	4.72	
Medians	13.20	32.71	0.31	7.70	26.42	163.96	24.40	171.03	30.12	0.29	2.20	0.28	301	14.61	0.31	0.69	4.69	0.71	4.49	
State of IL																				
BFIN BankFinancial Corp. of IL	16.35	400.02	0.51	13.62	32.06	120.04	24.34	127.24	32.06	0.24	1.47	47.06	1,643	20.28	0.36	0.77	4.43	0.77	4.43	
FBTC First BancTrust Corp of IL	11.70	27.69	0.39	11.03	23.40	106.07	10.07	110.38	30.00	0.24	2.05	61.54	275	9.49	0.65	0.47	4.47	0.37	3.49	
FFBI First Federal Bancshares of IL	18.05	22.42	0.50	16.99	29.11	106.24	6.41	114.60	36.10	0.48	2.66	NM	350	6.03	0.40	0.23	3.49	0.19	2.82	
MAFB MAF Bancorp, Inc. of IL	42.86	1430.98	2.88	31.50	13.92	136.08	12.38	221.27	14.98	1.00	2.33	34.72	11,834	9.28	0.38	1.00	10.61	0.94	9.93	
PFED Park Bancorp of Chicago IL	32.10	36.11	0.29	26.53	NM	121.04	15.06	121.04	NM	0.72	2.24	NM	240	12.45	2.04	0.17	1.41	0.13	1.08	
Comparable Group																				
BFSB Brooklyn Fed MHC of NY (30.0)	12.00	47.62	0.31	5.86	38.71	204.78	44.04	204.78	38.71	0.00	0.00	0.00	360	21.50	0.05	1.16	6.00	1.16	6.00	
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.00	53.56	0.20	7.46	NM	160.86	40.54	160.86	NM	0.28	2.33	NM	294	25.20	0.08	0.69	2.59	0.69	2.59	
COBK Colonial Banc MHC of NJ (46.0)	12.40	25.79	0.38	7.88	31.79	157.36	16.31	157.36	32.63	0.00	0.00	0.00	344	10.36	0.02	0.54	5.51	0.53	5.37	
GOV Gouverneur Bcp MHC of NY(42.6)	14.00	13.64	0.53	8.38	26.42	167.06	25.45	167.06	26.42	0.30	2.14	54.05	126	15.24	0.51	1.01	6.40	1.01	6.40	
GCBC Green Co Bcrp MHC of NY (44.2)	14.75	26.96	0.59	8.13	25.41	181.65	20.43	181.65	25.00	0.46	3.12	NM	399	11.23	0.37	0.82	7.31	0.83	7.44	
HBOS Heritage Fn Gp MHC of GA(30.0)	13.35	45.03	0.24	6.17	NM	216.37	41.34	216.37	NM	0.20	1.50	NM	363	19.11	0.25	0.75	4.28	0.75	4.28	
JXSB Jcksnville Bcp MHC of IL(47.2)	13.25	12.31	0.48	10.20	25.48	129.90	10.25	151.60	27.60	0.30	2.26	29.29	256	7.89	0.65	0.40	5.10	0.37	4.71	
KFFB KY Fst Fed Bp MHC of KY (45.0)	10.80	41.77	0.23	7.52	NM	143.62	35.38	188.15	NM	0.40	3.70	NM	262	24.63	0.49	0.70	3.89	0.73	3.02	
NVSL Naug Vlly Fin MHC of CT (45.0)	11.24	38.46	0.26	6.73	NM	167.01	23.34	167.76	NM	0.20	1.78	NM	366	13.98	0.10	0.60	3.85	0.60	3.85	
PBHC Pathfinder BC MHC of NY (35.7)	11.80	10.38	0.30	8.47	NM	139.32	9.87	174.30	39.33	0.41	3.47	NM	304	6.87	0.82	0.10	2.56	0.34	3.48	

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the Peer Group's P/B ratio (fully-converted basis), to Ben Franklin Bank's pro forma book value (fully-converted basis). Based on the $15.0 million midpoint valuation, Ben Franklin Bank's pro forma P/B and P/TB ratios both equaled 72.09%. In comparison to the average P/B and P/TB ratios for the Peer Group of 89.54% and 92.78%, the Bank's ratios reflected a discount of 19.5% on a P/B basis and a discount of 22.3% on a P/TB basis. At the top of the super range, the Bank's P/B and P/TB ratios on a fully-converted basis both equaled 79.92%. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 10.7% and 13.9%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Bank's resulting P/E multiples.

On an MHC reported basis, the Bank's P/B and P/TB ratios at the $15.0 million midpoint value both equaled 111.73%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 166.79% and 176.99%, respectively, Ben Franklin Bank's ratios were discounted by 33.0% on a P/B basis and 36.8% on a P/TB basis.

3. <u>Price-to-Assets ("P/A")</u>. The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Ben Franklin Bank's full conversion value equaled 12.23% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.83%, which implies a discount of 46.5% has been applied to the Bank's pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, Ben Franklin Bank's pro forma P/A ratio at the $15.0 million midpoint value equaled 13.01%. In comparison to the Peer Group's average P/A ratio of 26.66%, Ben Franklin Bank's P/A ratio indicated a discount of 51.2%.

<u>Comparison to Recent Offerings</u>

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not

be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The three recently completed MHC offerings closed at an average price/tangible book ratio of 78.6% (fully-converted basis) and, on average, appreciated 7.3% after one week of trading and 4.7% through June 16, 2006. In comparison, the Bank's P/TB ratio of 72.1% at the midpoint value reflected an implied discount of 8.3% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Bank's P/TB ratio of 79.9% reflected an implied premium of 1.7% relative to the average closing P/TB ratio of the recent MHC offerings. The current fully-converted average P/TB ratio of Lake Shore Bancorp and United Community Bancorp, which are the two recent MHC offering that are traded on NASDAQ, equaled 82.1% based on closing market prices as of June 16, 2006. In comparison to the average current P/TB ratio of Lake Shore Bancorp and United Community Bancorp, the Bank's P/TB ratio at the midpoint value reflects an implied discount of 12.2% and at the top of the super range reflects an implied discount of 2.7%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of June 16, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $15,000,000 at the midpoint, equal to 1,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,275,000 at the minimum and 1,725,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $19,837,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,983,750. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $5,737,500 at the minimum, $6,750,000 at the midpoint, $7,762,500 at the maximum and

$8,926,880 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Ben Franklin Bank of Illinois
Map of Office Locations

Ben Franklin Bank Office Locations

Pushpins
- ● Main Office
- △ Branches


Palatine
Northwest Hwy
W Northwest Hwy
E Northwest Hwy
S Williams Ave
S Warren Ave
V68
W Oakton St
E Oakton St
N Kennicott Ave
W Olive St
E Olive St
E Thomas St
E Marion St
A78
12
Prospect Heights
Hicks Rd
Rohlwing Rd
W Euclid Ave
Euclid Ave
E Euclid Ave
A59
N Wilke Rd
W Elm St
W Vine St
N Dunton Ave
N Arlington Heights Rd
N Belmont Ave
N Douglas Ave
N Beverly Ln
N Dryden Ave
N Dryden Pl
N Drury Ln
N Windsor Dr
N Gibbons Ave
N Forrest Ave
N Pindle Ave
Arlington Heights
14
N Vail Ave
E Miner St
W Campbell St
E Kensington Rd
V72
Robin Ln
Campbell St
Jay Ln
Bluebird Ln
Meadow Dr
Wing St
Oriole Ln
Dove St
53
Sigwalt St
W Sigwalt St
Kirchoff Rd
Park St
Rolling Meadows
Wilke Rd
W Grove St
W South St
W Park St
E Park St
Mayfair Rd
E Davis St
S Forrest Ave
S Waterman Ave
S Donald Ave
Owl Dr
Pheasant Dr
Hawk Ln
Wren Dr
Grouse Ln
W Fairview St
E Fairview St
E Rockwell St
W Kirchoff Rd
S Chestnut Ave
S Vail Ave
S Dunton Ave
S Arlington Heights Rd
S Cleveland Ave
S Arthur Ave
E Orchard St
Brentwood Ln
Longacres Ln
Fulle St
W Central Rd
E Central Rd
A82
S New Wilke Rd
Schaumburg
Oak Ln
Birch Ln
62
Algonquin Rd
S Ridge Ave
W White Oak St
S Audrey Ln
E Central Rd
W71
W Bonita Ave
Mount Prospect
W Lincoln St
Arbor Dr
90
0 mi
0.5
1
1.5

EXHIBIT I-2
Ben Franklin Bank of Illinois
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT 1-3
Ben Franklin Bank of Illinois
Key Operating Ratios

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		
	2006	2005	2005	2004	2003
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.18%	0.41%	0.35%	0.18%	0.12%
Return on equity (ratio of net income to average equity)	2.34%	5.37%	4.72%	2.68%	1.98%
Interest rate spread (1)	2.71%	3.08%	3.02%	2.56%	2.14%
Net interest margin (2)	2.95%	3.24%	3.20%	2.68%	2.21%
Efficiency ratio (3)	90.98%	80.52%	84.04%	89.99%	104.52%
Non-interest expense to average total assets	2.76%	2.63%	2.74%	2.50%	2.38%
Average interest-earning assets to average interest-bearing liabilities	108.71%	107.43%	108.20%	105.44%	102.99%
Loans to deposits	92.31%	92.96%	94.10%	92.34%	80.74%
Asset Quality Ratios:					
Non-performing assets to total assets	0.38%	—(4)	—(4)	—(4)	—(4)
Non-performing loans to total loans	0.46%	—(4)	—(4)	—(4)	—(4)
Allowance for loan losses to non-performing loans	121.14%	NM(5)	NM(5)	NM(5)	NM(5)
Allowance for loan losses to total loans	0.56%	0.55%	0.56%	0.54%	0.59%
Capital Ratios:					
Equity to total assets at end of period	7.58%	7.44%	7.73%	7.11%	6.67%
Average equity to average assets	7.57%	7.17%	7.50%	6.67%	6.16%
Other Data:					
Number of full service offices	3	3	3	3	3

(1) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) Represents net interest income as a percent of average interest-earning assets for the period.
(3) Represents non-interest expense divided by the sum of net interest income and non-interest income excluding net gains (losses) on the sale of loans and securities.
(4) There were no non-performing assets during such periods.
(5) Ratio not meaningful.

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-4
Ben Franklin Bank of Illinois
Investment Portfolio Composition

	At March 31, 2006		At December 31,			
			2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
			(In thousands)			
Mortgage-backed securities available for sale:						
Pass-through securities:						
FNMA	$ 4,110	$ 3,999	$ 4,338	$ 4,253	$ 5,729	$ 5,699
FHLMC	1,123	1,082	1,132	1,103	1,169	1,162
GNMA	1,591	1,582	1,814	1,807	2,994	3,008
Total mortgage-backed securities available for sale	$ 6,824	$ 6,663	$ 7,284	$ 7,163	$ 9,892	$ 9,869

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-5
Ben Franklin Bank of Illinois
Yields and Costs

	At March 31, 2006		Three Months Ended March 31,					
			2006			2005		
	Outstanding Balance[1]	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Cost	Average Outstanding Balance	Interest	Yield/ Cost
			(Dollars in thousands)					
Assets:								
One- to four-family	$ 47,838	5.06%	$ 47,838	$ 597	4.99%	$ 52,508	$ 634	4.83%
Multi-family, commercial real estate and land	28,473	6.35	28,658	470	6.66	21,037	320	6.17
Construction	3,907	9.90	3,244	88	10.94	4,637	79	6.92
Commercial business	2,730	8.07	2,260	46	8.31	1,658	25	6.07
Home equity lines-of-credit	8,092	7.43	8,102	134	6.73	9,370	109	4.71
Other	60	7.53	152	3	6.73	129	2	6.17
Total loans	91,100	5.97	90,254	1,338	5.98	89,339	1,169	5.27
Securities	8,900	3.80	9,158	84	3.66	14,381	241	6.72
Other interest-earning assets	7,694	4.71	6,149	67	4.40	5,472	32	2.35
Total interest-earning assets	107,694	5.70	105,561	$ 1,489	5.68	109,192	$ 1,442	5.31
Non-interest-earning assets	2,553		2,782			3,325		
Total assets	$ 110,247		$ 108,343			$ 112,517		
Liabilities and retained earnings:								
Savings deposits	$ 11,034	0.85	$ 11,246	$ 23	0.84	$ 12,637	$ 25	0.80
Money market/NOW accounts	22,537	1.56	22,288	83	1.50	27,640	80	1.17
Certificates of deposit	63,868	4.16	61,571	583	3.84	56,284	378	2.73
Total deposits	97,439	3.18	95,105	689	2.94	96,561	483	2.03
FHLB advances	2,000	4.58	2,000	23	4.64	5,078	75	6.00
Total interest-bearing liabilities	99,439	3.21	97,105	712	2.97	101,639	558	2.23
Non-interest-bearing deposits	1,801		1,862			1,825		
Other liabilities	651		1,172			981		
Total liabilities	101,891		100,139			104,445		
Retained earnings	8,356		8,204			8,072		
Total liabilities and retained earnings	$ 110,247		$ 108,343			$ 112,517		
Net interest income				$ 777			$ 884	
Net interest rate spread		2.49%			2.71%			3.08%
Net interest-earning assets	$ 8,256		$ 8,456			$ 7,553		
Net interest margin					2.95%			3.24%
Average of interest-earning assets to interest-bearing liabilities		108.30%			108.71%			107.43%

(1) Net of allowance for loan losses, loans in process, loan costs and discounts and premiums.

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-5(continued)
Ben Franklin Bank of Illinois
Yields and Costs

	Years Ended December 31,					
	2005			2004		
	Average Outstanding Balance	Interest	Yield/Cost	Average Outstanding Balance	Interest	Yield/Cost
	(Dollars in thousands)					
Assets:						
One- to four-family	$ 50,402	$ 2,460	4.88%	$ 53,804	$ 2,544	4.73%
Multi-family, commercial real estate, and land	24,542	1,564	6.37	18,200	1,077	5.92
Construction	3,828	340	8.87	2,612	142	5.42
Commercial business	1,973	141	7.13	1,331	73	5.50
Home equity lines-of-credit	9,119	500	5.49	8,944	323	3.61
Other	141	9	6.45	75	5	5.98
Total loans	90,005	5,014	5.57	84,966	4,164	4.90
Securities	11,336	581	5.13	24,476	1,197	4.89
Other interest-earning assets	5,375	169	3.14	3,765	43	1.16
Total interest-earning assets	106,716	$ 5,764	5.40	113,207	$ 5,404	4.77
Non-interest-earning assets	3,044			4,623		
Total assets	$ 109,760			$ 117,830		
Liabilities and retained earnings:						
Savings deposits	$ 12,364	$ 103	0.83	$ 13,095	$ 103	0.79
Money market/NOW accounts	25,305	322	1.27	29,815	338	1.13
Certificates of deposit	58,197	1,779	3.06	57,456	1,487	2.59
Total deposits	95,866	2,204	2.30	100,366	1,928	1.92
FHLB advances	2,759	145	5.26	7,000	440	6.28
Total interest-bearing liabilities	98,625	2,349	2.38	107,366	2,368	2.21
Non-interest-bearing liabilities	1,760			1,614		
Other liabilities	1,148			996		
Total liabilities	101,533			109,976		
Retained earnings	8,227			7,854		
Total liabilities and retained earnings	$ 109,760			$ 117,830		
Net interest income		$ 3,415			$ 3,036	
Net interest rate spread			3.02%			2.56%
Net interest-earning assets	$ 8,091			$ 5,841		
Net interest margin			3.20%			2.68%
Average of interest-earning assets to interest-bearing liabilities			108.20%			105.44%

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-6
Ben Franklin Bank of Illinois
Loan Loss Allowance Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,	
	2006	2005	2005	2004
	(Dollars in thousands)			
Balance at beginning of period	$ 509	$ 492	$ 492	$ 473
Total charge-offs	—	—	—	—
Total recoveries	—	—	—	—
Provision for loan losses	1	6	17	19
Balance at end of year	$ 510	$ 498	$ 509	$ 492
Ratios:				
Net charge-offs to average loans outstanding (annualized)	—%	—	—	—
Allowance for loan losses to non-performing loans at end of period	121.14%	NM(1)	NM(1)	NM(1)
Allowance for loan losses to total loans at end of period	0.56%	0.55%	0.56%	0.54%

(1) Ratio not meaningful because there were no non-performing loans during such periods.

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-7
Ben Franklin Bank of Illinois
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV		NPV as a Percentage of Present Value of Assets (3)	
		Amount	Percent	NPV Ratio (4)	Change in Basis Points
	(Dollars in thousands)				
+300	$ 8,692	$ (3,318)	(28)%	8.05%	(255)
+200	9,950	(2,060)	(17)	9.06	(154)
+100	11,081	(929)	(8)	9.92	(68)
0	12,010	—	—	10.60	—
-100	12,631	621	5	11.02	42
-200	12,831	821	7	11.10	50

(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4) NPV Ratio represents NPV divided by the present value of assets.

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-8
Ben Franklin Bank of Illinois
Fixed and Adjustable Rate Loans

	Due After December 31, 2006		
	Fixed	Adjustable	Total
		(In thousands)	
Real Estate:			
One- to four-family	$ 12,770	$ 33,861	$ 46,631
Multi-family, commercial real estate and land.	15,551	9,536	25,087
Construction	—	464	464
Total real estate loans	28,321	43,861	72,182
Consumer and other loans:			
Home equity lines-of-credit and other	7,371	51	7,422
Commercial business	427	438	865
Total consumer and other loans	7,798	489	8,287
Total	$ 36,119	$ 44,350	$ 80,469

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-9
Ben Franklin Bank of Illinois
Loan Portfolio Composition

	March 31,		December 31,			
	2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real Estate:						
One- to four-family	$ 47,790	50.83%	$ 48,820	52.72%	$ 53,441	57.46%
Multi-family	15,511	16.50	15,219	16.43	12,865	13.83
Commercial	12,718	13.52	12,504	13.50	8,521	9.16
Construction	6,349	6.75	5,259	5.68	6,744	7.25
Land	1,087	1.16	691	0.75	163	0.18
Total real estate	83,455	88.76	82,493	89.08	81,734	87.88
Consumer and other loans:						
Home equity lines-of-credit	8,061	8.57	8,263	8.92	9,393	10.10
Commercial business	2,458	2.61	1,748	1.89	1,823	1.96
Other	60	0.06	104	0.11	56	0.06
Total consumer and other loans	10,579	11.24	10,115	10.92	11,272	12.12
Total loans	94,034	100.00%	92,608	100.00%	93,006	100.00%
Premiums and net deferred loan costs	46		70		128	
Loans in process	(2,470)		(2,187)		(2,387)	
Allowance for loan losses	(510)		(509)		(492)	
Total loans, net	$ 91,100		$ 89,982		$ 90,255	

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-10

Ben Franklin Bank of Illinois

Contractual Maturity By Loan Type

Due During the Years Ending December 31,	One- to Four-Family Amount	One- to Four-Family Weighted Average Rate	Multi-Family, Commercial Real Estate, and Land Amount	Multi-Family, Commercial Real Estate, and Land Weighted Average Rate	Construction Amount	Construction Weighted Average Rate	Home Equity Lines-of-Credit and Other Amount	Home Equity Lines-of-Credit and Other Weighted Average Rate	Commercial Business Amount	Commercial Business Weighted Average Rate	Total Amount	Total Weighted Average Rate
	(Dollars in thousands)											
2006	$ 2,189	5.93%	$ 3,226	7.93%	$ 2,709	10.19%	$ 945	7.19%	$ 883	7.97%	$ 9,952	8.04%
2007	1,945	5.61	2,471	5.78	464	7.85	1,485	7.26	107	5.80	6,472	6.22
2008	1,870	5.51	8,209	5.76	—	—	1,892	7.20	320	4.77	12,291	5.92
2009 to 2010	3,850	5.49	6,002	6.12	—	—	804	7.30	—	—	10,656	5.98
2011 to 2015	8,919	5.33	8,405	6.15	—	—	3,241	6.97	438	9.00	21,003	5.99
2016 to 2020	7,033	5.13	—	—	—	—	—	—	—	—	7,033	5.13
2020 and beyond	23,014	4.85	—	—	—	—	—	—	—	—	23,014	4.85
Total	$ 48,820	5.13%	$ 28,313	6.20%	$ 3,173	9.85%	$ 8,367	7.13%	$ 1,748	7.51%	$ 90,421	5.86%
Loans in process											2,187	
Total gross loans											$ 92,608	

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-11
Ben Franklin Bank of Illinois
Loan Originations, Purchases and Sales

	Three Months Ended March 31,		Years Ended December 31,	
	2006	2005	2005	2004
	(In thousands)			
Total loans at beginning of period	$ 89,982	$ 90,255	$ 90,255	$ 80,279
Loans originated:				
Real estate:				
One-to four-family	849	1,217	7,309	2,907
Multi-family	436	4,200	8,113	6,489
Commercial	837	922	5,169	4,986
Construction	2,178	1,834	2,539	1,214
Land	—	—	916	163
Consumer and other loans:				
Commercial business	820	260	1,569	2,432
Other	9	6	85	109
Total loans originated	5,129	8,439	25,700	18,300
Loans purchased (1)	—	—	3,819	17,993
Deduct:				
Principal repayments	2,557	5,984	22,805	24,584
Loan sales (2)	1,228	2,516	5,778	2,344
Home equity lines-of-credit net	201	(11)	1,131	(868)
Net other	25	53	78	257
Net loan activity	1,118	(103)	(273)	9,976
Total loans at end of period	$ 91,100	$ 90,152	$ 89,982	$ 90,255

(1) Consists of adjustable-rate loans on single-family residences located within the Chicago metropolitan area.
(2) Consists of individual fixed-rate loans in single-family residences and participation interests in commercial real estate.

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-12
Ben Franklin Bank of Illinois
Non-Performing Assets

	At March 31, 2006	At December 31, 2005	At December 31, 2004
	(Dollars in thousands)		
Non-accrual loans:			
Real estate:			
One- to four-family	$ —	$ —	$ —
Multi-family	—	—	—
Commercial	—	—	—
Construction	—	—	—
Land	—	—	—
Consumer and other loans:			
Home equity lines-of-credit	—	—	—
Commercial business	—	—	—
Other	—	—	—
Total consumer and other loans	—	—	—
Total non-accrual loans	$ —	$ —	$ —
Loans greater than 90 days delinquent and still accruing:			
Real estate:			
One- to four-family	$ —	$ —	$ —
Multi-family	421(1)	—	—
Commercial	—	—	—
Construction	—	—	—
Land	—	—	—
Total real estate loans	$ 421	$ —	$ —
Consumer and other loans:			
Home equity lines-of-credit	—	—	—
Commercial business	—	—	—
Other	—	—	—
Total consumer and other loans	—	—	—
Total non-performing loans	$ 421	$ —	$ —
Foreclosed assets:			
One- to four-family	$ —	$ —	$ —
Multi-family	—	—	—
Commercial	—	—	—
Construction	—	—	—
Land	—	—	—
Consumer	—	—	—
Business assets	—	—	—
Total foreclosed assets	—	—	—
Total non-performing assets	$ 421	$ —	$ —
Ratios:			
Non-performing loans to total loans	0.46%	—%	—%
Non-performing assets to total assets	0.38%	—%	—%

(1) This loan was repaid in full subsequent to March 31, 2006.

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-13
Ben Franklin Bank of Illinois
Deposit Composition

	At March 31, 2006			At December 31, 2005			At December 31, 2004		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Demand and NOW deposits	$ 9,249	9.32%	0.60%	$ 9,876	10.27%	0.79%	$ 10,585	10.77%	0.65%
Money market deposits	15,089	15.20	1.97	14,656	15.24	1.81	19,683	20.03	1.34
Regular and other savings	11,034	11.12	0.85	11,415	11.87	0.84	12,491	12.71	0.79
Total transaction and savings accounts	35,372	35.64	1.26	35,947	37.38	1.22	42,759	43.51	1.01
Certificates of deposit	63,868	64.36	4.16	60,213	62.62	3.63	55,512	56.49	2.67
Total deposits	$ 99,240	100.00%	3.13	$ 96,160	100.00%	2.73	$ 98,271	100.00%	1.95

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-14
Ben Franklin Bank of Illinois
Maturity of Time Deposits

	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years	Total	Percentage of Total Certificate Accounts
	(Dollars in thousands)					
INTEREST RATE:						
Less than 2%	$ 228	$ —	$ —	$ —	$ 228	0.36%
2.00% -2.99%	3,083	131	57	—	3,271	5.12
3.00% -3.99%	15,227	7,879	975	142	24,223	37.93
4.00% -4.99%	15,809	7,240	256	1,955	25,260	39.55
5.00% -5.99%	31	10,855	—	—	10,886	17.04
6.00% and over	—	—	—	—	—	—
Total	$ 34,378	$ 26,105	$ 1,288	$ 2,097	$ 63,868	100.00%

Source: Ben Franklin Bank's prospectus.

EXHIBIT I-15
Ben Franklin Bank of Illinois
Borrowings Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,	
	2006	2005	2005	2004
	(Dollars in thousands)			
Balance at end of period	$ 2,000	$ 2,000	$ 2,000	$ 7,000
Average balance during period	2,000	5,078	2,759	7,000
Maximum outstanding at any month end	2,000	7,000	7,000	7,000
Weighted average interest rate at end of period	4.58%	4.58%	4.58%	6.18%
Average interest rate during period	4.64	6.00	5.26	6.28

Source: Ben Franklin Bank's prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office:				
14 N. Dryden Place, Arlington Heights, Illinois	Leased	1976	8,345	$ —
Branch Offices:				
3148 Kirchoff Road, Rolling Meadows, Illinois	Leased	1991	3,300	—
360 E. Northwest Highway, Arlington Heights, Illinois	Owned	2001	2,625	430

Source: Ben Franklin Bank's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.52%	4.82%	4.86%
As of June 16, 2006		8.00%	4.87%	5.18%	5.13%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 28, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies											
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	24,203		14	12-31	11/86	44.25	2,909
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	17,003		172	12-31	01/71	68.49	1,908
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	10,959		29	12-31	12/83	53.02	880
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Irvine, CA	Thrift	5,744		21	12-31	12/02	15.74	939
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,341		30	03-31	03/96	34.23	838
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,563		12	06-30	06/96	28.11	199
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,134		15	12-31	11/02	16.00	87
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	777		9	12-31	08/02	27.90	123
KFED	K-Fed Bancorp MHC of CA (38.5)	NASDAQ	Covina, CA	Thrift	767		5	06-30	03/04	13.96	201
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	705		1	06-30	03/05	7.76	65
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	685		3	12-31	06/97	11.30	60
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	986		6	12-31	01/96	10.60	16
Florida Companies											
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	12,208		55	09-30	12/85	29.18	1,058
BFCF	BFC Financial Corp. of FL	NASDAQ	FortLauderdaleFL	Thrift	7,384	D	74	12-31	/	6.19	232
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,357		75	12-31	11/83	14.38	881
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	West Palm Bch FL	Thrift	4,240		49	12-31	05/01	31.99	805
HARB	Harbor Florida Bancshrs of FL	NASDAQ	Port Pierce, FL	Thrift	3,214		36	09-30	03/98	36.55	880
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	749		6	12-31	12/97	11.07	94
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	343		4	12-31	05/03	20.20	77
Mid-Atlantic Companies											
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	65,662		677	12-31	08/86	20.78	7,894
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	29,676		86	12-31	06/05	13.13	7,631
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	27,138		143	12-31	11/93	16.79	4,540
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	22,238		86	12-31	11/93	30.43	3,130
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	Lockport, NY	Thrift	8,065	D	122	12-31	01/03	13.98	1,563
NWSB	Northwest Bcrp MHC of PA(40.0) (3)	NASDAQ	Warren, PA	Thrift	6,528		154	06-30	11/94	25.61	1,283
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	5,948		79	12-31	01/03	17.92	1,215
ISBC	Investors Bcrp MHC of NJ(45.7) (3)	NASDAQ	Short Hills, NJ	Thrift	5,232		46	06-30	10/05	13.32	1,549
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Utica, NY	Thrift	3,853		37	12-31	07/04	11.19	523
DCOM	Dime Community Bancshare of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,140		20	12-31	06/96	14.05	519
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	3,082	D	57	12-31	11/03	16.00	466
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	2,953		23	12-31	11/86	60.40	399
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	2,932		79	12-31	/	10.86	813
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,746		39	09-30	01/04	12.95	549
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	2,422		11	12-31	11/95	16.62	324
PFSB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,237		25	06-30	07/94	18.16	234
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	Fairfield, NJ	Thrift	2,034		25	06-30	02/05	14.15	1,029
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,009		17	12-31	07/96	21.65	270
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,870		26	12-31	06/90	11.69	153
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,852		47	06-30	07/87	29.25	166
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,604		14	06-30	04/02	16.80	249
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,226		41	12-31	12/88	16.30	106
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	1,170		14	03-31	01/03	20.67	255
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	975		18	12-31	01/04	14.63	166
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	870		2	12-31	/	19.03	174
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Jenkintown, PA	Thrift	855		12	12-31	12/04	15.55	244
CSBK	Clifton Svg Bp MHC of NJ(44.0)	NASDAQ	Clifton, NJ	Thrift	835		10	03-31	03/04	10.53	319
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Baltimore, MD	Thrift	809		17	09-30	07/98	12.56	74
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	770		5	09-30	08/87	17.40	67
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	709		13	09-30	06/88	18.83	56
TSH	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	673		14	12-31	07/94	28.74	82
CARV	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	646	D	8	03-31	10/94	17.30	43
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	644		9	12-31	11/89	19.15	95
OCSC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Ocean City, NJ	Thrift	857		6	12-31	12/04	12.53	110

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 28, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)											
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	520		8	09-30	01/95	19.37	39
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	516		2	09-30	10/05	11.55	164
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	497	D	5	07-31	08/88	8.64	64
PBIP	Prudential Bncp MHC PA (45.0) (3)	NASDAQ	Philadelphia, PA	Thrift	451		6	09-30	03/05	13.15	163
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	450		6	06-30	11/93	16.75	39
ONFC	Oneida Fincl MHC of NY (44.0) (3)	NASDAQ	Oneida, NY	Thrift	426		10	12-31	12/98	10.17	78
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Broomall, PA	Thrift	391		9	12-31	03/95	25.76	89
MGYR	Magyar Bancorp MHC of NJ(46.0) (3)	NASDAQ	Nw Brunswick, NJ	Thrift	391		3	09-30	01/06	11.59	69
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	360		4	09-30	04/05	12.00	159
LSBX	Lake Shore Bnp MHC of NY(47.0)	NASDAQ	Dunkirk, NY	Thrift	359	P	0		04/06	9.92	66
COBK	Colonial Banc MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	344		6	12-31	06/05	12.40	56
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	335		6	12-31	03/85	25.77	34
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	Reston, VA	Thrift	318		6	09-30	06/99	5.35	16
LARL	Laurel Capital Group Inc of PA	NASDAQ	Allison Park, PA	Thrift	314		8	06-30	02/87	27.72	55
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	313		4	12-31	03/05	12.90	125
PBHC	Pathfinder BC MHC of NY (35.7) (3)	NASDAQ	Oswego, NY	Thrift	304		8	12-31	11/95	11.80	29
GCBC	Green Co Bcrp MHC of NY (44.2) (3)	NASDAQ	Catskill, NY	Thrift	299		7	06-30	12/98	14.78	61
FFCO	FedFirst Fin MHC of PA (45.0)	NASDAQ	Monessen, PA	Thrift	272		7	12-31	04/05	10.80	71
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	180		2	03-31	10/02	23.70	40
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	170		5	12-31	06/85	9.79	15
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Gouverneur, NY	Thrift	126		2	09-30	03/99	14.00	32
GLK	Great Lakes Bancorp, Inc of NY	NYSE		Thrift	0		0		/	17.76	0
Mid-West Companies											
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,052		128	12-31	04/97	15.88	1,008
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	11,534		73	12-31	01/90	42.86	1,451
CFFN	Capitol Fd Fn MHC of KS (29.7)	NASDAQ	Topeka, KS	Thrift	8,252		37	09-30	04/99	33.99	2,520
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,278		57	03-31	07/92	29.15	637
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,545		71	12-31	10/03	11.83	736
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,304		69	12-31	10/02	33.16	602
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	2,647		27	06-30	01/99	22.89	346
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,596		35	12-31	07/98	11.66	363
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,711		23	12-31	03/01	27.66	226
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,643		16	12-31	06/05	16.35	400
WAUW	Wauwatosa Hlds MHC of WI(31.7)	NASDAQ	Wauwatosa, WI	Thrift	1,558		7	06-30	10/05	15.72	520
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,550		8	09-30	09/85	35.92	302
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,478		27	12-31	10/95	26.21	188
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,264		22	12-31	07/98	14.67	175
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,060		14	09-30	03/00	19.90	88
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	990		13	12-31	06/94	34.45	152
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	964		19	12-31	12/99	20.37	92
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	921		34	06-30	04/92	17.30	68
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	907		7	09-30	12/98	16.60	164
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	893		16	06-30	12/92	10.15	78
LNCB	Lincoln Bancorp of IN	NASDAQ	Plainfield, IN	Thrift	868		17	12-31	12/98	18.21	98
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	745		16	09-30	09/93	22.21	56
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Jonesboro, AR	Thrift	738		20	09-30	04/98	12.50	58
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	649		9	12-31	02/98	16.22	59
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	601		14	06-30	04/99	21.45	72
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	525		11	09-30	03/94	30.09	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	494		15	09-30	07/87	20.11	66
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	492		10	12-31	03/96	39.79	57
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445		12	12-31	01/99	17.53	45
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	443		10	12-31	03/87	13.84	44
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398	D	11	03-31	01/03	15.01	50
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	372		5	12-31	02/95	27.00	42
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ		Thrift	366		0		03/06	10.50	89
FFBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	350		8	12-31	09/00	18.05	22
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	323		6	12-31	12/96	18.10	29
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	303		8	12-31	01/88	15.75	27
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	294		5	12-31	01/04	12.00	119

FINANCIAL, LC.
ancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 28, 2006(1)

.cker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
ld-West Companies (continued)										
BKI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	289	7	06-30	04/99	20.04	31
FNN	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	287	10	12-31	04/05	10.00	31
CBF	Monarch Community Bncrp of MI	NASDAQ	Coldwater, MI	Thrift	282	6	12-31	08/02	12.60	34
BTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	275	6	12-31	04/01	11.70	28
FFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Hazard, KY	Thrift	262	1	06-30	03/05	10.80	93
XSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Jacksonville, IL	Thrift	256	8	12-31	04/95	13.25	26
FED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	240	4	12-31	08/96	32.10	36
BSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	230	10	06-30	12/93	17.18	27
RBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	212	5	12-31	06/98	6.66	23
FBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	197	4	12-31	12/98	7.90	36
FDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	156	3	06-30	04/96	18.00	22
ICPC	Home City Fin. Corp. of OH	NASDAQ	Springfield, OH	Thrift	151	2	12-31	12/96	15.29	12
FFS	First Fed Serv MHC of IL(45.0)	NASDAQ	Edwardsville, IL	Thrift	142	1	12-31	06/04	20.60	81
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Niles, OH	Thrift	99	1	12-31	10/98	14.00	19
New England Companies										
PBCT	Peoples Bank MHC of CT (42.1) (3)	NASDAQ	Bridgeport, CT	Div.	11,081	157	12-31	07/88	33.16	4,699
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	6,882	64	12-31	04/04	14.10	1,552
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,243	15	12-31	07/02	13.66	841
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,056	25	12-31	06/00	34.41	296
RCKB	Rockville Fin MHC of CT (45.0) (3)	NASDAQ	Vrn Rockville CT	Thrift	1,116	14	12-31	05/05	14.26	277
UBNK	United Fin Grp MHC of MA(46.6)	NASDAQ	W Springfield MA	Thrift	948	11	12-31	07/05	11.98	206
BFBC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	13.94	118
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Reading, MA	Thrift	891	15	12-31	05/86	32.89	143
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	New Milford, CT	Thrift	870	20	12-31	02/86	39.96	163
WFD	Westfield Finl MHC of MA(43.0) (3)	AMEX	Westfield, MA	Thrift	823	10	12-31	12/01	24.93	243
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	793	10	12-31	10/05	14.97	154
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Willimantic, CT	Thrift	734	16	12-31	10/04	11.05	138
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	642	8	12-31	12/88	39.00	83
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	637	17	12-31	05/86	16.10	68
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover, MA	Thrift	546	7	12-31	05/86	17.54	79
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	537 D	10	03-31	10/86	32.02	51
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Putnam, CT	Thrift	430	4	06-30	10/04	10.72	73
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Naugatuck, CT	Thrift	366	6	12-31	10/04	11.24	85
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	246 P	8	03-31	12/05	11.49	61
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Middleboro, MA	Thrift	239 D	6	04-30	12/87	13.13	27
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	8,587	121	09-30	11/82	22.73	1,982
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Bellevue, WA	Thrift	1,095	12	12-31	12/85	26.03	138
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Tacoma, WA	Thrift	891	13	12-31	10/03	17.79	116
FBNW	FirstBank NW Corp. of WA	NASDAQ	Clarkston, WA	Thrift	846	22	03-31	07/97	26.05	158
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	764	16	03-31	10/97	26.30	152
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	557	25	09-30	01/98	31.11	117
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	4,469	1	12-31	07/97	6.12	283
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,591	47	09-30	11/83	32.08	386
CFCP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,644	19	09-30	09/90	13.13	257
SUPR	Banc Corporation of AL (3)	NASDAQ	Birmingham, AL	Thrift	1,432	0		/	11.24	228
CHFN	Charter Fincl MHC of GA (19.1)	NASDAQ	West Point, GA	Thrift	1,101	9	09-30	10/01	38.10	748
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	877	18	12-31	05/96	22.32	112
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	NASDAQ	Waycross, GA	Thrift	771	12	12-31	10/04	15.92	225
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	702	11	12-31	10/02	12.60	104
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	696	17	09-30	04/95	44.05	99
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	418 D	6	03-31	03/88	22.71	48
HBOS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	Albany, GA	Thrift	363	7	12-31	06/05	13.38	150

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 28, 2006(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	312	1	06-30	07/03	12.97	87
SSFC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	256	2	12-31	10/96	9.50	28
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	214	3	06-30	12/97	15.75	28
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	177	4	12-31	04/97	18.05	23
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston, TX	Thrift	4,768	32	12-31	12/03	19.45	455
FFSW	First Fed Banc of SW Inc of NM	NASDAQ	Roswell, NM	Thrift	553	13	09-30	/	15.50	62
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	Denver, CO	Thrift	2,146	1	12-31	10/96	22.93	173
HOME	Home Fed Bncp MHC of ID (39.8)	NASDAQ	Nampa, ID	Thrift	747	15	09-30	12/04	15.48	235
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/28/06

EXHIBIT III-2

Public Market Pricing of All Publicly-Traded MHC Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Ben Franklin Bank of Illinois and the Comparables
As of June 16, 2006

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies(7)																			
Averages	19.45	409.63	0.94	13.18	19.79	153.98	17.00	173.36	20.98	0.43	2.20	34.18	2,868	11.18	0.46	0.70	7.33	0.67	6.89
Medians	16.38	95.66	0.78	11.77	16.96	141.33	14.08	161.19	17.44	0.36	2.24	26.26	774	9.83	0.30	0.71	6.38	0.70	6.48
All Non-MHC State of IL(7)																			
Averages	24.21	387.45	0.91	19.93	24.62	117.09	13.69	138.91	28.26	0.54	2.15	47.77	2,808	11.50	0.78	0.53	4.88	0.49	4.35
Medians	18.05	36.11	0.50	16.99	26.26	120.04	13.58	131.04	31.03	0.48	2.24	47.06	358	9.69	0.40	0.47	4.43	0.37	3.49
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	15.58	528.37	0.53	16.30	29.29	94.15	24.05	96.78	28.07	0.25	1.91	34.75	1,719	23.32	0.31	0.78	3.15	0.81	3.52
Medians	13.20	144.10	0.46	13.90	29.06	91.60	22.79	96.45	28.74	0.24	1.84	21.85	560	22.60	0.20	0.81	3.14	0.89	3.33
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ABBC Abington Com Bcp MHC PA (45.0)	15.55	244.66	0.57	14.70	27.77	105.78	25.19	209.79	27.28	0.24	1.54	41.11	971	23.01	0.34	0.98	3.79	0.96	3.84
ALLB Alliance Bank MHC of PA (20.0)	25.76	96.65	0.76	29.01	35.29	88.80	20.73	88.80	33.89	0.36	1.40	47.37	466	23.34	0.96	0.59	2.50	0.62	2.60
ACFC Atl Cst Fed Cp of GA MHC(39.9)	15.92	325.12	0.52	14.73	31.23	108.08	25.44	209.64	30.62	0.36	2.26	69.23	885	23.54	0.39	0.86	3.42	0.87	3.49
BCSB BCSB Bankcorp MHC of MD (36.4)	12.56	74.25	0.32	13.60	NM	92.35	8.74	95.37	NM	0.50	3.98	NM	849	9.47	0.09	0.14	1.44	0.22	2.23
BFSB Brooklyn Fed MHC of NY (30.0)	13.00	158.70	0.45	13.08	26.67	91.74	34.81	91.74	26.67	0.00	0.00	0.00	456	37.95	0.05	1.32	3.63	1.32	3.63
CFFN Capitol Fd Fn MHC of KS (29.7)	33.99	2520.15	1.15	32.16	29.56	105.76	25.79	105.76	29.56	2.00	5.88	NM	8,774	24.38	0.14	0.86	3.50	0.86	3.50
CHFN Charter Fincl MHC of GA (19.2)	38.10	747.94	0.82	39.54	30.98	96.36	46.13	97.07	NM	1.00	4.72	NM	1,622	47.87	0.53	1.51	3.20	1.13	2.32
CHEV Cheviot Fin Cp MHC of OH(45.0)	12.00	119.03	0.31	13.14	38.71	91.32	34.01	91.32	38.71	0.28	2.33	NM	330	37.24	0.08	0.89	2.32	0.89	2.32
CSBK Clifton Svg Bp MHC of NJ(44.0)	10.53	318.89	0.22	11.64	NM	90.46	32.22	90.46	NM	0.20	1.90	NM	890	35.62	NA	0.67	1.88	0.67	1.88
COBK Colonial Bank MHC of NJ (46.0)	12.40	56.07	0.49	13.64	24.80	90.92	15.25	90.91	25.31	0.00	0.00	0.00	378	16.67	0.02	0.65	3.89	0.63	3.82
FFCO FedFirst Fin MHC of PA (45.0)	10.80	71.42	0.20	11.97	NM	90.23	23.37	91.45	NM	0.00	0.00	0.00	306	25.90	0.11	0.19	0.80	0.41	1.70
GOV Gouverneur Bcp MHC of NY(42.6)	14.00	32.09	0.67	15.30	20.90	91.50	23.61	91.50	20.90	0.30	2.14	44.78	142	24.71	0.32	1.13	4.44	1.13	4.44
GCBC Green Co Bcrp MHC of NY (44.2)	14.75	61.24	0.73	15.21	20.49	96.98	18.60	96.98	20.21	0.46	3.12	63.01	329	19.19	0.37	0.93	4.79	0.93	4.86
HBOS Heritage Fn Gp MHC of GA(30.0)	13.35	150.07	0.40	14.21	33.38	93.95	33.10	93.95	33.38	0.20	1.50	50.00	453	35.23	0.25	1.00	2.93	1.00	2.93
HOME Home Fed Bncp MHC of ID (39.8)	15.48	234.58	0.59	14.99	26.24	103.27	26.96	103.27	26.24	0.32	1.42	37.29	870	26.11	0.03	1.10	3.96	1.10	3.96
ISBC Investors Bcrp MHC of NJ(45.7)	13.31	1548.00	0.37	13.90	NM	95.63	26.01	95.63	36.00	0.00	0.00	0.00	5,356	27.14	0.09	0.58	2.38	0.72	3.13
JXSB Jcksnville Bcp MHC of IL(47.2)	13.25	26.26	0.60	16.25	20.70	81.54	9.79	89.59	22.08	0.30	2.26	50.00	268	12.00	0.69	0.48	3.94	0.49	3.69
KFED K-Fed Bancorp MHC of CA (38.5)	13.96	200.51	0.49	13.89	28.49	100.50	22.98	102.80	28.49	0.32	2.29	65.31	873	22.86	0.15	0.98	3.55	0.88	3.53
KFFD KY Fst Fed Bp MHC of KY (45.0)	10.80	92.77	0.33	12.63	33.75	85.51	30.30	99.54	32.71	0.40	3.70	NM	306	35.44	0.49	0.88	2.51	0.90	2.59
KRNY Kearny Fin Cp MHC of NJ (30.0)	14.15	1029.24	0.31	15.44	36.28	91.65	50.78	99.02	NM	0.20	1.41	64.52	2,654	42.31	0.67	1.08	2.52	0.84	3.01
LSBK Lake Shore Bnp MHC of NY(47.0)	9.92	65.60	0.45	12.52	22.55	79.23	16.89	79.23	22.04	0.00	0.00	0.00	389	21.31	0.43	0.75	3.51	0.77	3.59
MGYR Magyar Bancorp MHC of NJ(45.0)	11.59	68.68	0.75	13.33	36.22	86.95	16.24	86.95	15.45	0.00	0.00	0.00	423	18.69	0.20	0.44	2.80	1.04	6.56
NVSL Naug Vlly Fin MHC of CT (45.0)	11.34	85.47	0.36	12.05	31.22	93.28	21.02	93.51	31.22	0.30	1.78	55.56	497	32.54	0.10	0.74	2.98	0.74	2.98
NWSB Northwest Bcrp MHC of PA(40.0)	25.61	1282.43	1.36	24.83	18.04	103.14	17.86	118.51	18.83	0.64	2.50	47.06	7,182	17.31	0.74	1.61	5.78	0.97	5.51
OSHC Ocean Shr Hldg MHC of NJ(45.7)	12.53	109.80	0.46	12.85	27.24	97.51	18.06	97.51	27.24	0.00	0.00	0.00	808	18.52	0.02	0.67	3.61	0.67	3.61
ONFC Oneida Fincl MHC of NY (44.0)	10.17	78.33	0.56	11.95	17.24	85.10	16.88	101.60	18.16	0.44	4.33	NM	464	19.04	0.05	0.96	5.00	0.91	4.75
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.72	72.26	0.39	12.24	35.52	87.58	15.63	97.45	27.49	0.24	2.24	61.54	462	17.83	0.03	0.70	3.35	0.65	3.11
PBHC Pathfinder BC MHC of NY (35.7)	11.60	29.06	0.43	14.99	33.71	78.72	9.09	88.79	27.44	0.41	3.47	NM	320	11.94	0.62	0.27	2.31	0.33	2.94
PBCT Peoples Bank MHC of CT (42.1)	33.16	7503.83	1.00	26.82	32.19	123.64	47.66	125.00	33.16	1.00	3.02	NM	13,909	38.55	0.20	1.49	3.87	1.45	3.75
PBIP Prudential Bncp MHC PA (45.0)	13.19	142.93	0.43	13.46	30.58	97.70	30.90	97.70	30.58	0.16	1.22	37.21	527	31.63	0.16	1.02	3.10	1.02	3.10
RCKB Rockville Fin MHC of CT (45.0)	14.26	277.14	0.48	14.57	29.41	97.87	23.23	98.21	29.71	0.00	0.00	0.00	1,247	22.71	0.22	0.61	2.64	0.81	3.52
SIFI SI Fin Gp Inc MHC of CT (40.0)	11.05	138.13	0.37	12.07	29.86	91.55	17.38	92.01	29.86	0.16	1.48	43.24	795	18.98	0.09	0.62	3.05	0.62	3.05
UCBA United Comm Bncp MHC IN (45.0)	10.50	88.87	0.09	12.35	NM	85.02	21.76	85.02	NM	0.28	2.67	NM	408	25.68	0.52	0.12	0.48	0.20	0.86
UBNK United Fin Grp MHC of MA(46.6)	11.98	206.13	0.36	13.40	33.28	88.87	19.78	89.00	33.28	0.30	1.67	55.56	1,042	22.26	0.37	0.62	3.06	0.62	3.06
WAUW Wauwatosa Hlds MHC of WI(31.7)	15.72	519.75	0.43	16.23	36.56	96.74	27.94	96.74	36.56	0.00	0.00	0.00	1,860	28.88	1.21	0.76	2.92	0.76	2.92
WFD Westfield Finl MHC of MA(43.0)	24.93	361.27	0.86	23.99	28.99	104.09	28.71	104.09	28.99	0.60	2.41	69.77	940	24.79	0.24	0.90	3.88	0.90	3.88

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Peer Group Market Area Comparative Analysis

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2005 (000)	Proj. Pop. 2010	2000-2005 % Change	2005-2010 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Brooklyn Federal MHC of NY	Kings	2,465	2,493	2,509	1.1%	0.6%	20,164	70.3%	0.5%
Cheviot Financial Corp. MHC of OH	Hamilton	845	820	798	-3.0%	-2.7%	30,654	117.9%	0.8%
Colonial Bankshares MHC of NJ	Cumberland	146	149	152	2.1%	2.0%	20,239	62.5%	13.6%
Gouverneur Bancorp MHC of NY	St. Lawrence	112	115	118	2.4%	3.2%	18,625	64.9%	5.5%
Greene Co. Bancorp MHC of NY	Greene	48	49	50	1.4%	1.3%	22,528	78.6%	36.0%
Heritage Financial Group MHC of GA	Dougherty	96	95	93	-1.3%	-2.0%	20,953	79.0%	19.2%
Jacksonville Bancorp MHC of IL	Morgan	37	36	35	-1.8%	-2.0%	21,668	80.0%	27.1%
Kentucky First Federal Bancorp MHC of KY	Perry	29	29	29	-1.3%	-1.4%	15,308	67.0%	19.9%
Naugatuck Valley Fin. MHC of CT	New Haven	824	845	870	2.6%	2.9%	29,502	83.5%	1.2%
Pathfinder Bancorp MHC of NY	Oswego	122	127	131	3.4%	3.7%	19,988	69.7%	27.7%
	Averages:	**473**	**476**	**479**	**0.6%**	**0.6%**	**21,963**	**77.3%**	**15.1%**
	Medians:	**117**	**121**	**125**	**1.3%**	**1.0%**	**20,596**	**74.4%**	**16.4%**
Ben Franklin Bank	**Cook**	**5,377**	**5,423**	**5,471**	**0.9%**	**0.9%**	**27,159**	**100.2%**	**0.1%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: SNL, FDIC.

EXHIBIT IV-1
Stock Prices:
As of June 16, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(134)	20.55	35,467	476.0	22.96	17.76	20.61	-0.45	4.05	3.87	1.30	1.10	14.66	12.99	168.93
SAIF-Insured Thrifts(108)	20.39	27,758	384.8	22.90	17.54	20.49	-0.55	3.43	3.65	1.22	1.08	14.61	13.13	173.16
BIF-Insured Thrifts(26)	21.20	56,920	848.0	23.19	18.58	21.13	-0.03	6.54	3.23	1.14	1.17	14.76	12.39	151.60
NYSE Traded Companies(12)	30.02	108,227	2,432.4	34.81	25.47	30.52	-1.55	-2.96	3.25	1.63	1.82	19.11	16.29	254.55
AMEX Traded Companies(6)	20.27	5,162	75.1	21.38	16.97	20.29	0.13	6.45	3.42	1.39	1.29	14.97	14.53	180.32
NASDAQ Listed OTC Companies(118)	19.61	18,064	338.3	21.85	17.01	19.65	-0.36	4.65	3.47	1.06	1.03	14.21	12.61	160.12
California Companies(11)	28.85	20,589	729.5	33.86	24.57	29.19	-0.75	0.03	0.36	2.75	1.93	19.10	16.19	265.56
Florida Companies(7)	21.37	27,839	573.6	24.34	17.37	21.81	-2.57	1.68	3.35	0.96	0.89	10.15	9.34	160.97
Mid-Atlantic Companies(38)	18.45	57,938	987.0	20.36	16.38	18.56	-0.74	3.45	1.75	1.12	1.08	12.62	10.42	149.55
Mid-West Companies(44)	19.96	9,217	185.1	22.54	17.50	19.97	-0.28	2.03	2.08	1.03	0.98	16.01	14.33	175.10
New England Companies(13)	22.10	18,607	289.5	23.15	16.21	20.89	0.64	11.49	2.94	0.95	1.02	16.04	13.83	149.98
North-West Companies(6)	24.79	21,736	501.5	26.25	20.38	24.54	0.99	13.98	11.16	1.34	1.47	14.97	13.53	143.41
South-East Companies(12)	18.38	10,717	240.6	19.86	15.91	18.47	-0.84	0.29	1.65	0.96	0.96	23.09	12.33	135.29
South-West Companies(2)	17.48	13,691	288.6	18.55	14.33	17.81	-0.02	4.73	5.38	1.29	1.06	13.71	9.64	171.34
Western Companies (Excl CA)(1)	22.93	7,557	173.3	24.60	15.00	22.97	-0.17	77.85	22.90	0.55	0.83	14.16	14.16	283.96
Thrift Strategy(128)	20.22	32,736	416.2	22.54	17.41	20.27	-0.39	4.45	2.69	1.16	1.06	14.60	12.93	166.95
Mortgage Banker Strategy(4)	23.11	117,534	2,403.0	27.27	21.36	23.65	-2.54	-5.38	1.69	1.85	1.66	14.52	12.02	172.78
Real Estate Strategy(1)	10.15	7,716	78.3	13.75	9.70	10.15	0.00	-21.12	-4.61	0.60	0.62	9.83	9.85	115.60
Diversified Strategy(1)	60.40	6,606	399.0	65.00	51.75	60.37	0.05	12.77	-1.39	4.30	4.35	37.91	37.66	447.00
Companies Issuing Dividends(120)	20.98	26,365	505.7	22.34	18.15	21.03	-0.37	3.63	2.39	1.23	1.12	15.00	13.25	167.44
Companies Without Dividends(13)	16.36	11,301	191.8	19.31	13.46	16.64	-1.10	9.07	4.39	0.90	0.84	11.38	10.46	183.26
Equity/Assets <6%(15)	22.32	22,713	546.6	25.72	18.39	22.65	-1.70	6.06	4.32	1.39	1.29	14.33	13.67	367.69
Equity/Assets 6-12%(85)	21.89	15,477	347.7	24.52	19.10	21.92	-0.60	0.89	1.39	1.40	1.24	15.12	13.74	182.97
Equity/Assets >12%(33)	16.44	52,185	776.3	17.62	14.02	16.44	-0.06	11.32	5.14	0.62	0.66	13.53	10.77	92.05
Actively Traded Companies(10)	27.29	53,373	1,220.8	30.06	24.30	27.17	0.19	-0.19	1.38	1.79	1.75	18.20	15.86	206.09
Market Value Below $20 Million(5)	12.42	1,332	16.0	14.98	11.11	12.45	-0.33	-9.96	-9.10	0.56	0.38	11.81	11.74	136.20
Holding Company Structure(126)	20.71	26,342	497.2	23.10	17.86	20.81	-0.57	4.58	3.88	1.31	1.11	14.77	13.02	169.61
Assets Over $1 Billion(56)	23.11	53,409	2,009.5	26.07	18.83	23.28	-0.94	3.56	3.05	1.32	1.19	14.73	12.12	180.36
Assets $500 Million-$1 Billion(40)	20.53	5,345	95.5	22.50	17.53	20.48	-0.06	6.73	4.36	1.10	1.09	15.18	13.85	175.71
Assets $250-$500 Million(24)	17.25	3,070	46.6	19.09	15.69	17.29	-0.25	1.45	1.89	1.05	1.07	14.21	13.48	158.00
Assets less than $250 Million(15)	14.95	2,182	37.5	17.31	12.61	14.91	0.22	3.53	0.64	0.35	0.31	13.48	13.29	115.05
Goodwill Companies(99)	21.86	35,807	524.0	24.34	16.62	21.95	-0.60	4.32	3.21	1.33	1.20	15.40	13.14	176.74
Non-Goodwill Companies(34)	16.82	26,499	337.1	19.01	14.66	16.81	-0.03	3.27	0.75	0.85	0.81	12.55	12.55	146.78
Acquirors of FSLIC Cases(4)	28.71	29,982	987.3	32.44	24.01	28.79	0.12	-6.91	-3.32	2.27	1.47	19.78	19.52	246.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages, MHC Institutions														
All Public Companies(37)	15.58	22,072	171.0	16.74	13.21	15.50	0.08	12.40	9.09	0.36	0.38	7.99	7.88	63.37
SAIF-Insured Thrifts(24)	14.81	17,484	105.9	15.55	13.40	14.66	1.01	18.12	10.80	0.31	0.31	7.69	7.43	56.70
BIF-Insured Thrifts(13)	16.94	30,189	286.3	18.04	14.51	17.19	-1.57	7.58	6.06	0.45	0.50	8.52	7.84	75.73
AMEX Traded Companies(2)	19.47	5,991	59.6	29.93	16.48	18.86	3.79	4.18	13.59	0.56	0.58	20.13	10.13	69.94
NASDAQ Listed OTC Companies(35)	15.36	23,018	177.6	16.55	13.02	15.38	-0.14	12.98	8.82	0.35	0.37	7.86	7.43	63.20
California Companies(1)	13.96	14,363	77.4	14.29	13.69	13.97	-0.07	14.33	16.33	0.35	0.35	6.52	6.21	53.39
Mid-Atlantic Companies(18)	13.92	20,502	122.9	15.22	11.63	13.96	-0.16	9.95	9.53	0.34	0.39	7.76	7.28	67.02
Mid-West Companies(7)	16.04	22,693	177.7	17.24	14.19	16.06	-0.29	11.49	6.50	0.32	0.32	8.59	8.01	65.19
New England Companies(7)	16.76	30,697	367.2	17.95	14.78	16.76	0.36	11.49	5.27	0.42	0.43	8.20	7.90	63.63
South-East Companies(3)	22.46	15,004	93.3	33.13	18.24	22.08	1.89	23.77	11.94	0.43	0.33	8.61	8.45	47.62
Western Companies (Excl CA)(1)	15.48	15,154	91.8	15.73	11.50	15.59	-0.71	32.19	27.62	0.43	0.43	6.89	6.89	49.31
Thrift Strategy(36)	15.08	18,654	119.5	16.23	12.79	15.05	0.18	13.38	9.15	0.35	0.36	7.95	7.58	63.18
Diversified Strategy(1)	33.16	161,700	1,975.9	34.50	28.17	33.98	-2.41	13.91	6.76	0.99	0.99	9.22	8.47	70.38
Companies Issuing Dividends(28)	16.61	21,488	203.9	17.93	14.28	16.59	0.13	9.17	6.97	0.40	0.39	8.30	7.66	67.07
Companies Without Dividends(9)	12.50	23,825	135.4	13.16	10.03	12.52	-0.08	33.09	18.43	0.25	0.32	7.35	7.33	53.89
Equity/Assets <6%(1)	12.56	5,912	27.0	14.28	12.10	12.33	1.87	-7.65	-3.38	0.07	0.18	6.73	6.29	136.79
Equity/Assets 6-12%(11)	18.64	28,226	316.6	20.58	16.23	18.84	-0.89	5.76	2.98	0.54	0.53	8.98	8.15	92.69
Equity/Assets >12%(25)	14.31	19,925	118.3	15.00	11.88	14.22	0.45	16.28	12.41	0.30	0.32	7.62	7.38	47.17
Holding Company Structure(33)	15.22	19,621	121.6	16.51	12.99	15.29	0.15	12.28	9.01	0.35	0.37	8.06	7.63	65.40
Assets Over $1 Billion(8)	23.54	65,803	587.6	34.60	29.35	23.53	0.02	23.02	15.07	0.56	0.53	9.39	8.71	69.18
Assets $500 Million-$1 Billion(10)	14.45	24,358	84.5	15.09	12.22	14.29	0.98	15.68	9.50	0.32	0.34	7.39	7.29	63.75
Assets $250-$500 Million(17)	13.60	7,150	35.1	14.07	11.05	13.73	-0.75	6.18	8.14	0.29	0.33	7.65	7.17	61.33
Assets less than $250 Million(3)	14.00	2,292	13.6	14.00	10.85	13.25	5.66	1.62	23.33	0.53	0.53	8.30	8.30	55.00
Goodwill Companies(17)	15.85	24,883	213.3	17.21	13.60	15.87	-0.14	8.64	6.28	0.39	0.38	8.07	7.30	70.54
Non-Goodwill Companies(20)	15.34	20,273	133.2	16.31	12.87	15.31	0.27	15.76	11.60	0.34	0.38	7.91	7.91	57.33
MHC Institutions(37)	15.58	22,072	171.0	18.74	13.22	15.58	0.08	12.40	9.09	0.36	0.38	7.99	7.88	63.37
MHC Converted Last 3 Months(2)	18.21	7,839	35.4	10.90	10.09	18.33	-1.17	2.10	2.10	0.15	0.18	7.69	7.69	48.76

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

Financial Institution		Market Capitalization: Price/Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2005(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/Share ($)	Tangible Book Value/Share(4) ($)	Assets/Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	30.43	102,872	3,130.4	31.95	24.43	30.69	-0.85	8.10	3.50	2.17	2.11	12.73	10.93	218.17
BBX	BankAtlantic Bancorp of FL	14.38	61,294	881.4	19.33	12.67	14.66	-1.91	-19.75	2.72	0.75	0.86	8.51	7.13	103.73
DSL	Downey Financial Corp. of CA	68.49	27,854	1,907.7	80.86	58.06	68.88	-0.57	-9.20	0.15	7.56	5.23	44.86	44.74	639.15
FED	FirstFed Financial Corp. of CA	53.02	16,602	880.2	68.44	49.05	55.71	-4.83	-6.52	-2.75	6.27	6.26	36.34	36.16	636.63
FBC	Flagstar Bancorp, Inc. of MI	15.88	63,480	1,008.2	19.55	12.62	16.12	-1.49	-15.83	10.28	1.24	0.58	12.33	12.33	237.08
GLK	Great Lakes Bancorp, Inc of NY(8)	17.76	0	0.0	21.14	15.23	17.98	-1.22	13.63	-0.22	0.00	0.00	0.00	0.00	0.00
NDE	IndyMac Bancorp, Inc. of CA	44.25	65,748	2,909.3	50.50	34.40	44.48	-0.52	2.91	13.40	4.78	-1.16	29.00	23.77	368.12
NYB	New York Community Bcrp of NY*	16.79	270,375	4,539.6	19.05	15.69	16.63	0.96	-6.36	1.63	0.99	1.07	12.30	4.66	100.37
NAL	NewAlliance Bancshares of CT*	14.10	110,091	1,552.3	15.10	13.62	14.14	-0.28	-1.67	-3.03	0.45	0.47	12.07	7.44	62.52
PFB	PFF Bancorp, Inc. of Pomona CA	34.23	24,493	838.4	35.51	27.01	33.77	1.36	15.84	13.16	2.13	2.10	14.85	14.80	177.23
PFS	Provident Fin. Serv. Inc of NJ*	17.92	67,777	1,214.6	19.16	16.27	18.16	-1.32	1.88	-3.19	0.85	0.84	15.74	9.35	87.76
SOV	Sovereign Bancorp, Inc. of PA	20.78	379,899	7,894.3	23.61	19.39	22.44	-7.40	-2.31	0.93	1.72	1.63	18.83	7.86	171.26
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	17.30	2,507	43.4	18.06	13.00	16.89	2.43	1.76	12.34	1.24	1.67	19.19	19.19	257.67
FDT	Federal Trust Corp of FL	11.07	8,465	93.7	13.45	9.66	11.25	-1.60	1.37	-10.58	0.52	0.49	5.33	5.33	87.98
GOV	Gouverneur Bcp MHC of NY(42.6)	14.00	2,293	13.8	14.00	10.01	13.25	5.66	1.82	23.35	0.53	0.53	8.38	8.38	55.00
TSH	Teche Hlding Cp of N Iberia LA	44.05	2,256	99.4	44.99	35.51	44.40	-0.79	22.19	12.63	2.57	3.62	27.50	25.75	308.78
WSB	Washington SB, FSB of Bowie MD	8.64	7,418	64.1	10.00	7.78	8.60	0.47	0.47	-0.69	0.04	0.59	7.86	7.86	66.94
WFD	Westfield Finl MHC of MA(43.0)*	24.93	9,690	108.8	28.05	22.20	24.46	1.92	6.84	3.83	0.63	0.63	11.07	11.07	84.89
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (45.0)	15.98	15,671	111.1	15.73	11.20	14.99	6.58	36.92	19.89	0.42	0.43	7.36	7.36	54.59
ALLB	Alliance Bank MHC of PA (20.0)*	25.76	3,442	17.7	28.95	21.61	26.90	-4.24	10.88	-2.39	0.34	0.38	9.77	9.77	113.67
ASBI	Ameriana Bancorp of IN	13.84	3,213	44.5	15.00	11.75	13.40	3.28	-4.55	6.07	0.47	0.46	11.08	10.81	138.00
ABNJ	American Bancorp of NJ	11.55	14,169	163.7	11.70	8.82	11.51	0.35	33.99	16.43	0.26	0.16	9.08	9.08	36.44
ABCW	Anchor BanCorp Wisconsin of WI	29.15	21,854	637.9	31.98	28.34	29.11	0.14	-1.82	-3.92	2.06	1.95	14.69	13.78	155.62
ACFC	Atl Cst Fed Cp of GA MHC(39.9)	15.92	14,141	92.2	19.98	11.77	15.68	1.53	31.35	13.23	0.38	0.36	6.63	6.44	54.49
ALFC	Atlantic Liberty Finl of NY(8)	23.70	1,701	40.3	30.00	20.80	24.00	-1.25	-7.06	5.88	0.16	0.99	16.77	16.77	105.87
BCSB	BCSB Bankcorp MHC of MD (36.6)	12.56	5,912	27.0	14.28	12.10	12.33	1.87	-7.65	-3.38	0.07	0.28	6.72	6.29	136.75
BFCF	BFC Financial Corp. of FL	6.19	35,816	221.7	9.00	4.98	6.75	-8.30	-26.31	12.14	0.38	0.03	4.69	2.28	206.17
SUPR	Banc Corporation of AL*	11.24	20,287	228.0	12.00	10.05	11.15	0.81	4.85	-1.49	0.17	0.12	5.22	4.62	70.59
BKMU	Bank Mutual Corp of WI	11.83	62,219	736.1	11.11	10.08	11.88	-0.42	9.54	11.60	0.41	0.38	8.69	7.78	56.98
BFIN	BankFinancial Corp. of IL	16.35	24,466	400.0	16.41	12.99	15.88	2.96	63.50	11.38	0.31	0.51	13.62	13.05	67.16
BKUNA	BankUnited Fin. Corp. of FL	29.18	36,247	1,057.7	32.00	20.18	30.65	-4.80	22.84	9.82	0.96	0.87	18.85	18.07	336.81
BFBC	Benjamin Frkln Bncrp Inc of MA*	13.94	8,489	118.3	16.80	10.33	13.99	-0.36	33.70	-0.93	0.16	0.38	12.82	8.39	105.56
BHLB	Berkshire Hills Bancorp of MA*	34.41	8,601	296.0	36.08	31.69	34.77	-1.04	-1.12	2.72	1.14	1.69	28.79	17.26	339.08
BRBI	Blue River Bancshares of IN	6.66	3,507	23.4	6.97	4.91	6.91	-3.62	26.86	20.08	0.46	0.65	5.02	4.02	60.33
BOFI	BofI Holding, Inc. Of CA	7.76	8,385	65.1	9.95	6.27	7.75	0.13	-16.29	-3.09	0.34	0.31	7.73	7.73	84.04
BYFC	Broadway Financial Corp. of CA	10.60	1,555	16.5	12.49	10.02	10.65	-0.47	-4.50	-3.20	1.05	1.04	10.06	10.06	183.61
BRKL	Brookline Bancorp, Inc. of MA*	13.46	61,884	841.2	16.71	13.38	13.98	-3.39	-14.30	-3.60	0.36	0.36	9.59	8.87	36.42
BFSB	Brooklyn Fed MHC of NY (30.0)	12.00	13,235	47.6	12.30	9.98	11.95	0.42	12.78	0.50	0.31	0.31	5.86	5.86	27.25
CITZ	CFS Bancorp, Inc of Munster IN	14.67	11,904	174.6	15.00	12.51	14.79	-0.81	11.47	2.59	0.51	0.55	11.78	11.66	105.22
CFFN	Capitol Fd Fn MHC of KS (29.7)	33.99	74,144	751.0	36.79	31.46	33.82	0.50	8.83	3.19	0.78	0.75	11.62	11.62	111.30
CEBK	Central Bncrp of Somerville MA*	32.02	1,590	50.9	36.20	25.20	31.77	0.79	24.59	24.56	1.85	1.73	24.63	23.22	337.65
CFBK	Central Federal Corp. of OH	7.90	4,544	35.9	10.49	7.07	7.70	2.60	-18.73	8.77	-0.71	-0.72	6.59	6.59	43.28
CHFN	Charter Finl MHC of GA (19.1)	38.10	19,631	142.6	40.05	32.60	37.56	1.44	6.45	6.69	0.71	0.40	13.02	12.73	56.08
CHEV	Cheviot Fin Cp MHC of OH(45.0)	12.00	9,919	53.6	12.25	11.03	12.00	0.00	7.82	2.69	0.30	0.30	7.46	7.46	29.60
CTZN	Citizens First Bancorp of MI	27.66	8,161	225.7	32.43	19.90	27.81	-0.54	37.28	17.35	1.11	1.22	20.95	19.37	209.64
CSBC	Citizens South Banking of NC	12.60	8,279	104.3	12.80	11.41	12.75	-1.10	3.36	5.44	0.37	0.45	10.23	6.34	86.83
CSBK	Clifton Svg Bp MHC of NJ(44.0)	10.53	30,384	138.0	11.05	10.01	10.53	0.00	1.74	4.67	0.12	0.12	6.53	6.53	27.57
CFCP	Coastal Fin. Corp. of SC	13.13	19,563	257.1	14.92	12.23	12.69	3.47	-3.74	3.18	0.52	0.52	5.13	5.12	83.95
COBK	Colonial Bank MHC of NJ (46.0)	12.40	4,522	25.8	12.86	9.31	12.09	2.56	24.00	17.54	0.39	0.38	7.88	7.88	76.05
CCBI	Commercial Capital Bcrp of CA	15.74	55,655	839.0	20.07	13.24	15.76	-0.13	-5.18	-8.06	1.09	1.12	12.66	5.46	96.29
CFFC	Community Fin. Corp. of VA	22.71	2,105	47.8	24.00	19.14	22.79	-0.35	2.37	6.87	2.08	2.06	16.30	16.29	198.35
DCOM	Dime Community Bancshars of NY*	14.05	36,959	519.3	16.66	13.21	14.20	-1.06	-8.88	-3.83	0.91	0.99	7.93	6.41	86.95
ESBF	ESB Financial Corp. of PA	11.69	13,117	153.3	13.55	10.81	12.49	-6.41	-9.87	4.19	0.69	0.84	9.32	5.87	142.54
ESBK	Elmira Svgs Bank, FSB of NY*	25.77	1,324	34.1	25.64	23.16	24.95	3.29	1.86	4.25	3.12	2.34	17.34	17.10	252.76
FFDF	FFD Financial Corp of Dover OH	18.08	1,192	21.6	22.46	14.36	18.37	-1.58	8.43	-7.61	1.12	0.83	15.14	15.14	130.67
FMCO	FMS Fin Corp. of Burlington NJ	16.30	6,515	106.2	19.96	15.50	16.65	-2.10	-8.58	-7.18	0.97	0.97	11.83	11.27	108.33
FFCO	FedFirst Fin MHC of PA (45.0)	10.68	6,613	32.1	10.80	8.35	10.39	3.95	21.62	21.48	-0.01	0.10	6.86	6.70	41.11

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 15, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FSBI	Fidelity Bancorp, Inc. of PA	18.83	2,968	55.9	21.45	17.74	18.72	0.59	-7.38	-0.21	1.38	1.20	14.18	13.24	239.03
FFFL	Fidelity Bankshares, Inc of FL	31.99	25,172	805.3	35.05	25.10	33.06	-3.24	23.32	-2.17	1.32	1.30	11.38	10.76	160.44
FBTC	First BancTrust Corp of IL	11.70	2,367	27.7	13.49	10.98	12.00	-2.50	-6.17	-4.49	0.50	0.39	11.03	10.60	116.23
FBEI	First Bancorp of Indiana of IN	20.04	1,554	31.1	22.79	19.20	19.59	2.30	-0.05	-10.09	0.99	1.20	18.43	17.21	185.89
FBSI	First Bancshares, Inc. of MO	17.18	1,553	26.7	20.23	15.95	16.90	1.66	-11.03	-3.65	-0.17	-0.08	17.28	17.05	153.00
FCAP	First Capital, Inc. of IN	17.53	2,588	45.4	20.65	16.67	17.75	-1.24	-8.36	-2.07	1.38	1.33	16.37	14.12	171.07
FCFL	First Community Bk Corp of FL	20.20	3,797	76.7	22.25	16.36	19.90	1.51	20.02	13.91	0.81	0.78	8.02	7.91	90.21
FDEF	First Defiance Fin. Corp of OH	26.21	7,175	188.1	31.44	25.09	25.91	1.16	-11.45	-3.25	1.81	1.81	21.47	16.03	206.02
FFSW	First Fed Banc of SW Inc of NM	15.50	3,979	61.7	16.75	14.00	15.29	1.37	4.73	2.65	1.26	1.17	12.93	11.49	138.91
FFFS	First Fed Serv MHC of IL(45.0)(8)	20.60	3,920	36.3	20.65	13.63	19.94	3.31	52.59	55.47	0.42	0.42	9.65	9.65	36.17
FFNM	First Fed of N. Michigan of MI	10.00	3,120	31.2	10.02	8.65	9.97	0.30	13.51	14.29	0.16	0.36	11.76	10.38	92.10
FFBH	First Fed. Bancshares of AR	22.32	5,024	112.1	25.95	21.16	23.30	-4.21	-7.00	-8.15	1.57	1.53	15.42	15.42	174.49
FFBI	First Federal Bancshares of IL	18.05	1,242	22.4	22.65	17.02	18.84	-4.19	-13.64	-2.43	0.62	0.50	16.99	15.75	201.74
FFSX	First Federal Bankshares of IA	21.45	3,374	72.4	22.90	17.30	21.75	-1.38	4.28	10.28	0.82	0.64	20.13	14.63	178.08
FFCH	First Fin. Holdings Inc. of SC	32.08	12,025	385.8	33.87	27.45	31.81	0.85	8.97	4.43	2.23	2.13	14.46	12.57	215.48
FFHS	First Franklin Corp. of OH	15.75	1,686	26.6	17.93	15.40	16.51	-4.60	3.28	-1.63	0.75	0.97	14.77	14.77	179.08
FKFS	First Keystone Fin., Inc of PA	19.37	2,024	39.2	22.00	17.19	19.00	1.95	12.68	-0.36	-0.04	-0.17	13.50	13.50	256.60
FMSB	First Mutual Bncshrs Inc of WA*	26.03	5,318	138.3	27.10	24.03	26.06	-0.12	3.91	0.39	1.97	1.76	11.68	11.68	304.19
FNFG	First Niagara Fin. Group of NY*	13.98	111,769	1,562.5	15.16	13.35	14.11	-0.92	1.45	-3.39	0.84	0.84	12.30	5.49	72.16
FNFI	First Niles Fin., Inc. of OH	14.00	1,389	19.4	18.00	12.00	14.00	0.00	-18.84	-11.11	0.75	0.49	11.66	11.66	71.70
FPTB	First PacTrust Bancorp of CA	27.90	4,410	123.0	30.51	25.00	28.22	-1.13	9.41	2.54	1.08	1.00	17.82	17.82	176.28
FPFC	First Place Fin. Corp. of OH	22.89	15,136	346.5	25.94	19.19	22.89	0.00	13.09	-4.82	1.62	1.39	16.65	12.11	174.89
FBNW	FirstBank NW Corp. of WA(8)	26.05	6,053	157.7	26.27	13.22	25.93	0.46	95.42	62.81	1.41	1.31	13.07	9.97	139.77
FFIC	Flushing Fin. Corp. of NY*	16.62	19,503	324.1	19.63	13.95	16.86	-1.42	-5.30	6.74	1.20	1.22	9.23	9.03	124.21
FBTX	Franklin Bank Corp of TX*	19.45	23,402	455.2	20.39	14.66	19.73	-1.42	4.74	6.12	1.12	0.94	14.48	7.78	203.76
GSLA	GS Financial Corp. of LA	18.05	1,280	23.1	18.45	12.86	17.99	0.33	0.28	20.33	0.12	0.71	19.86	19.86	138.09
PKDE	Great Pee Dee Bancorp of SC	15.75	1,791	28.2	17.00	14.25	15.79	0.00	3.28	-2.17	0.78	0.78	14.70	14.29	119.35
GAFC	Greater Atlant. Fin Corp of VA(8)	5.35	3,021	16.2	6.14	4.60	5.37	-0.37	3.88	1.71	-1.79	-2.36	4.03	3.71	105.32
GCBC	Green Co Bcrp MHC of NY (44.2)*	14.75	4,145	27.8	19.00	13.84	15.04	-1.93	-18.06	-2.32	0.58	0.59	8.12	8.12	72.19
HFFC	HF Financial Corp. of SD	17.30	3,941	68.2	20.07	15.45	17.56	-1.48	-7.34	0.17	1.09	1.52	14.13	12.87	233.76
HMNF	HMN Financial, Inc. of MN	34.45	4,413	152.0	34.99	28.14	33.95	1.47	11.34	16.78	2.49	2.24	20.99	20.09	224.33
HARB	Harbor Florida Bancshrs of FL	36.55	24,080	880.1	40.38	32.71	36.43	0.33	0.25	-1.35	2.01	1.93	14.04	13.88	133.46
HARL	Harleysville Svgs Fin Cp of PA	17.40	3,865	67.3	18.44	17.00	17.24	0.93	-3.33	-3.23	1.23	1.22	12.41	12.41	199.20
HWFG	Harrington West Fncl Grp of CA	16.00	5,419	86.7	17.59	15.05	16.25	-1.54	5.96	-3.56	1.51	1.54	11.51	10.29	209.27
HBOS	Heritage Fn Gp MHC of GA(30.0)	13.35	11,241	45.8	13.39	10.26	13.00	2.69	33.50	15.89	0.24	0.24	6.17	6.17	32.39
HIFS	Hingham Inst. for Sav. of MA*	39.00	2,116	82.5	43.00	34.55	36.28	7.50	-9.30	0.52	2.01	2.02	23.40	23.40	303.45
HCPC	Home City Fin. Corp. of OH	15.29	836	12.8	16.65	14.22	15.25	0.26	-4.44	-2.92	1.01	1.27	16.27	15.98	188.12
HOME	Home Fed Bncp MHC of ID (39.8)	15.48	15,154	91.8	15.75	11.50	15.59	-0.71	32.19	27.62	0.43	0.43	6.09	6.09	49.31
HFBC	HopFed Bancorp, Inc. of KY	16.22	3,649	59.2	17.10	14.91	16.27	-0.31	1.44	2.33	1.19	1.09	13.64	12.28	177.94
HCBK	Hudson City Bancorp, Inc of NJ*	13.13	581,300	7,631.2	14.07	11.02	13.68	-4.02	18.61	8.33	0.50	0.50	8.80	8.80	51.06
IFSB	Independence FSB of DC	9.79	1,552	15.2	12.95	8.20	9.90	-1.11	-12.04	-19.16	-0.58	-1.42	9.24	9.24	109.67
ISBC	Investors Bcrp MHC of NJ(45.7)*	13.32	116,276	708.3	14.49	9.89	13.51	-1.41	33.20	20.76	0.14	0.25	7.68	7.68	45.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	13.25	1,982	12.3	15.80	12.75	13.25	0.00	1.22	-13.11	0.52	0.48	10.20	8.74	129.33
JFBI	Jefferson Bancshares Inc of TN	12.97	6,695	85.8	14.12	12.58	13.20	-1.74	-0.69	-4.91	0.41	0.41	11.28	11.28	46.66
KFED	K-Fed Bancorp MHC of CA (38.5)	13.96	14,363	77.4	14.25	11.69	13.97	-0.07	14.33	16.33	0.35	0.35	6.53	6.21	53.39
KNBT	KNBT Bancorp, Inc. of PA	16.00	29,127	466.0	17.03	14.15	16.24	-1.48	6.81	-1.78	0.71	0.78	12.93	8.47	105.81
KFFB	KY Fst Fed Bp MHC of KY (45.0)	10.80	8,590	41.8	11.60	9.30	10.94	-1.28	-3.14	3.85	0.22	0.23	7.52	5.74	30.53
KRNY	Kearny Fin Cp MHC of NJ (30.0)	14.15	72,738	308.8	14.35	10.70	14.02	0.93	28.05	15.98	0.23	0.14	6.92	5.77	27.97
LSBX	LSB Corp of No. Andover MA*	17.54	4,528	79.4	19.24	15.96	17.25	1.68	6.17	1.10	0.79	1.11	12.36	12.36	120.55
LSBI	LSB Fin. Corp. of Lafayette IN*	27.00	1,540	41.6	31.27	24.99	27.25	-0.92	8.22	-2.17	2.21	2.08	21.63	21.63	241.41
LSBK	Lake Shore Bnp MHC of NY(47.0)	9.92	6,613	30.8	10.00	9.92	10.06	-1.39	-0.80	-0.80	0.35	0.36	8.00	8.00	54.23
LARL	Laurel Capital Group Inc of PA(8)	27.72	1,991	55.2	27.72	19.83	27.68	0.14	26.23	33.27	1.00	0.99	13.97	12.62	157.86
LEGC	Legacy Bancorp, Inc. of MA*	14.97	10,309	154.3	15.47	12.55	15.07	-0.66	49.70	12.13	-0.20	-0.16	14.24	13.94	76.97
LNCB	Lincoln Bancorp of IN	18.21	5,399	98.3	19.00	15.02	18.38	-0.92	5.63	10.70	0.19	0.35	18.46	13.45	160.75
MAFB	MAF Bancorp, Inc. of IL	42.86	33,854	1,451.0	45.00	39.14	43.04	-0.42	-2.03	3.58	3.08	2.88	31.50	19.37	340.70
MFBC	MFB Corp. of Mishawaka IN	30.09	1,344	40.4	32.00	24.50	29.28	2.77	17.17	8.82	1.66	1.36	28.50	25.61	390.86
MGYR	Magyar Bancorp MHC of NJ(46.0)*	11.59	5,924	31.6	12.39	10.35	11.74	-1.28	15.90	15.90	0.21	0.64	7.94	7.94	65.99
MASB	MassBank Corp. of Reading MA*	32.89	4,334	142.5	35.58	28.45	32.87	0.06	-6.83	-0.33	1.72	1.61	24.02	23.77	205.47
MTXC	Matrix Bancorp, Inc. of CO	22.93	7,557	173.3	24.60	12.00	22.97	-0.17	77.09	21.90	0.55	0.83	14.16	14.16	203.96
MFLR	Mayflower Co-Op. Bank of MA*	13.13	2,074	27.2	17.50	12.70	12.90	1.78	-5.54	-4.44	0.78	0.79	9.03	8.59	125.22
CASH	Meta Financial Group of IA	22.21	2,513	55.8	28.10	16.51	22.65	-1.94	4.17	9.68	-0.39	-0.37	16.73	15.37	296.63
MCBF	Monarch Community Bncrp of MI	12.60	2,664	33.6	13.75	10.80	12.59	0.08	8.79	11.50	0.51	0.40	15.07	10.98	105.93
MFSF	MutualFirst Fin. Inc. of IN	20.37	4,513	91.9	23.20	19.80	21.30	-4.37	-7.45	-7.41	1.42	1.39	19.69	16.61	213.53
NASB	NASB Fin, Inc. of Grandview MO	35.92	8,417	302.3	45.38	28.50	33.63	6.81	-6.94	-8.74	2.70	1.33	18.05	17.70	184.19
NHTB	NH Thrift Bancshares of NH	16.10	4,227	68.1	16.80	12.80	16.30	-1.23	1.51	9.23	1.22	1.16	11.11	8.24	158.79

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of June 16, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
NVSL Naug Vlly Fin MHC of CT (43.0)	11.24	7,604	38.5	13.09	10.20	11.10	1.26	8.00	9.66	0.26	0.26	6.73	6.70	48.15
NTBK NetBank, Inc. of Alpharetta GA	6.12	46,320	283.5	9.93	5.90	6.58	-6.99	-29.41	-15.24	-0.20	-1.46	8.30	6.47	96.48
NEBS New England Bnchrs Inc. of CT	11.49	5,346	61.4	11.46	6.44	11.30	1.68	60.92	7.38	0.30	0.30	10.42	10.08	46.08
NMIL Newmil Bancorp, Inc. of CT(8)*	39.96	4,073	162.8	40.31	27.62	39.83	0.33	33.20	32.01	3.19	3.22	12.83	10.85	215.51
FFFD North Central Bancshares of IA	39.79	1,430	56.9	40.12	36.88	39.50	0.73	5.02	4.55	3.62	3.02	29.45	25.97	344.29
NWSB Northwest Bcrp MHC of PA(40.0)*	25.61	50,083	521.9	26.46	19.77	25.33	1.11	24.68	20.46	1.17	1.11	11.77	8.55	138.35
OSHC Ocean Shr Hldg MHC of NJ(45.7)	12.53	8,763	50.1	13.00	10.42	13.00	-3.62	15.06	8.77	0.35	0.35	7.00	7.00	63.84
OCFC OceanFirst Fin. Corp of NJ	21.65	12,494	270.5	25.30	21.16	21.61	0.19	-4.84	-4.88	1.51	0.90	10.87	10.77	160.76
ONFC Oneida Fincl MHC of NY (44.0)*	10.17	7,702	34.4	14.00	9.75	11.40	-10.79	-22.66	1.70	0.49	0.46	7.05	5.11	58.34
PSBH PSB Hldgs Inc MHC of CT (46.3)*	10.72	6,741	34.4	11.31	9.85	10.78	-0.56	6.35	2.58	0.33	0.30	7.41	6.17	63.75
PVFC PVF Capital Corp. of Solon OH	10.15	7,716	78.3	13.75	9.78	10.15	0.00	-11.13	-4.61	0.68	0.61	8.85	8.85	115.68
PFBI Pacific Premier Bncrp of CA	11.30	5,266	59.5	13.25	10.18	11.25	0.44	10.46	-4.24	1.39	1.37	9.99	9.99	130.06
PBCI Pamrapo Bancorp, Inc. of NJ	19.15	4,976	95.3	24.00	19.02	19.80	-3.28	-14.89	-10.72	1.57	1.55	11.91	11.91	129.80
PFED Park Bancorp of Chicago IL	32.10	1,125	36.1	35.50	28.36	31.95	0.47	4.22	2.23	0.38	0.29	26.52	26.52	213.09
PVSA Parkvale Financial Corp of PA	29.25	5,668	165.8	30.10	26.35	28.65	2.09	4.46	3.72	2.30	2.22	21.24	15.52	326.75
PRTR Partners Trust Fin. Grp. of NY*	11.19	46,896	524.8	12.79	10.28	11.37	-1.58	8.01	-7.14	0.69	0.68	11.06	5.53	83.15
PBHC Pathfinder BC MHC of NY (35.7)*	11.80	2,463	10.4	15.25	11.00	12.00	-1.67	-21.33	-9.65	0.22	0.30	8.47	6.77	123.33
PFSB PennFed Fin. Services of NJ	18.16	12,891	234.1	20.28	15.29	18.18	-0.11	13.50	-1.41	1.13	1.14	9.59	9.59	173.56
PFDC Peoples Bancorp of Auburn IN	20.11	3,308	66.4	22.25	19.21	20.00	0.55	-2.38	-4.60	1.12	1.20	19.38	18.59	149.68
PBCT Peoples Bank MHC of CT (42.1)*	33.16	141,700	1,975.9	34.50	28.17	33.98	-2.41	13.91	6.76	0.99	0.95	9.22	8.47	78.20
PCBI Peoples Community Bcrp. of OH	19.90	4,428	88.1	22.36	19.01	19.97	-0.35	-8.51	-1.49	0.58	0.79	19.56	13.86	239.39
PFSL Pocahontas Bancorp, Inc. of AR	12.50	4,642	58.0	15.45	11.70	12.75	-1.96	-15.25	-3.47	0.69	0.43	11.14	8.19	158.91
PROV Provident Fin. Holdings of CA	28.11	7,089	199.3	33.15	25.04	28.39	-0.99	-2.53	6.88	3.04	2.19	19.31	19.30	220.52
PBNY Provident NY Bncrp, Inc. of NY	12.95	42,424	549.4	13.40	10.47	12.68	2.13	9.20	17.62	0.49	0.49	9.13	5.13	64.73
PBIP Prudential Bncp MHC PA (45.0)*	13.13	12,363	74.6	14.40	10.28	13.10	0.30	33.47	10.97	0.31	0.31	7.30	7.30	36.45
PULB Pulaski Fin Cp of St. Louis MO	16.69	9,880	164.8	19.24	15.05	16.70	-0.06	0.42	-7.57	0.84	0.99	7.30	6.84	91.04
RPFG Rainier Pacific Fin Group of WA*	17.79	6,631	118.0	18.30	14.26	17.76	0.17	8.61	11.12	0.39	0.36	12.74	12.72	134.35
RIVR River Valley Bancorp of IN	18.10	1,601	29.0	22.06	17.90	19.00	-4.74	-14.22	-4.99	1.23	1.13	14.46	14.44	201.57
RVSB Riverview Bancorp, Inc. of WA	26.30	5,773	151.8	28.11	20.35	24.86	5.79	20.98	12.03	1.69	1.69	15.08	11.30	132.31
RCKB Rockville Fin MHC of CT (45.0)*	14.26	19,435	124.7	15.79	11.75	14.26	0.00	19.83	9.27	0.23	0.35	7.83	7.78	57.42
ROME Rome Bancorp, Inc. of Rome NY*	12.90	9,704	125.2	12.99	9.65	12.95	-0.39	33.68	19.00	0.37	0.35	9.67	9.67	33.28
SIFI SI Fin Gp Inc MHC of CT (40.0)*	11.05	12,500	55.5	12.49	10.38	11.00	0.45	5.94	8.91	0.26	0.26	6.39	6.33	57.90
SVBI Severn Bancorp, Inc. of MD	19.03	9,150	174.1	20.69	15.45	19.50	-2.41	8.43	7.70	1.60	1.63	8.32	8.29	95.05
SFFS Sound Fed Bancorp, Inc. of NY(8)	20.67	12,336	255.0	20.75	15.26	20.65	0.10	23.85	8.22	0.34	0.38	10.43	9.30	94.81
SSFC South Street Fin. Corp. of NC	9.50	2,955	28.1	10.10	8.42	9.20	3.26	-1.76	0.00	0.55	0.56	8.70	8.70	86.48
SYNF Synergy Financial Group of NJ	14.63	11,360	166.2	15.40	11.32	14.78	-1.01	23.04	16.76	0.39	0.39	8.27	8.20	86.19
THRD TF Fin. Corp. of Newtown PA	28.74	2,870	82.5	30.99	27.00	28.74	0.00	1.70	1.02	2.07	2.03	21.62	20.02	234.49
TONE TierOne Corp. of Lincoln NE	33.16	18,155	602.0	35.60	24.50	32.93	0.70	30.04	12.75	1.92	1.85	17.59	14.73	181.98
TSBK Timberland Bancorp, Inc. of WA	31.11	3,774	117.4	32.60	22.25	31.03	0.26	38.27	32.61	2.02	1.94	20.39	18.65	147.69
TRST TrustCo Bank Corp NY of NY	10.86	74,823	812.6	13.66	10.64	11.01	-1.36	-17.35	-12.56	0.75	0.74	2.96	2.96	39.19
UCBA United Comm Bncp MHC IN (45.0)	10.50	8,464	40.0	11.00	10.25	10.60	-0.94	5.00	5.00	-0.05	-0.02	7.38	7.38	43.28
UCFC United Community Fin. of OH	11.66	31,093	362.5	13.33	10.28	11.67	-0.09	4.01	-1.27	0.79	0.73	8.65	7.50	83.48
UBNK United Fin Grp MHC of MA(46.6)	11.98	17,206	96.0	12.61	11.06	11.76	1.87	19.80	3.90	0.25	0.25	7.98	7.96	55.07
WSFS WSFS Financial Corp. of DE*	60.40	6,606	399.0	65.00	51.75	60.37	0.05	12.77	-1.39	4.30	4.35	27.91	27.68	447.00
WVFC WVS Financial Corp. of PA	16.75	2,345	39.3	18.08	15.66	16.75	0.00	0.36	3.33	1.29	1.24	12.42	12.42	192.00
WFSL Washington Federal, Inc. of WA	22.73	87,188	1,981.8	23.07	21.11	22.99	-1.13	-1.86	-1.13	1.62	1.62	13.94	13.29	90.49
WAUW Wauwatosa Hldg MHC of WI(31.7)	15.72	33,057	167.0	16.00	10.35	15.72	0.00	57.20	37.41	0.25	0.25	7.09	7.09	47.13
WAYN Wayne Savings Bancshares of OH	15.01	3,348	50.3	16.50	13.83	15.02	-0.07	-7.35	-0.92	0.03	0.36	10.62	9.98	110.87
WGBC Willow Grove Bancorp Inc of PA	16.80	14,808	248.8	18.36	14.16	17.06	-1.52	12.08	11.26	0.70	0.79	13.64	6.54	180.30

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
(703) 528-1700

Exhibit I
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(108)	9.55	8.56	0.72	8.31	5.37	0.65	7.45	0.60	273.24	0.96	17.99	143.27	13.23	163.08	19.39	0.46	2.29	35.06
BIF-Insured Thrifts(26)	12.38	10.11	0.76	7.37	4.88	0.79	7.52	0.26	333.30	0.94	19.97	144.04	16.96	183.68	20.21	0.44	2.21	40.45
NYSE Traded Companies(12)	9.61	6.95	1.01	12.50	7.46	0.79	9.16	0.27	255.95	0.70	15.49	158.52	14.26	211.99	17.62	0.60	2.37	30.63
AMEX Traded Companies(4)	8.54	8.40	0.79	9.40	6.56	0.71	8.74	0.47	149.47	1.15	15.67	161.99	11.63	144.71	16.52	0.41	1.55	26.96
NASDAQ Listed OTC Companies(118)	10.21	9.07	0.70	7.65	5.00	0.67	7.36	0.56	193.97	0.97	18.81	142.16	14.01	163.53	19.64	0.45	2.29	37.91
California Companies(11)	7.98	7.21	1.02	13.69	8.87	0.77	10.30	0.17	199.18	0.63	13.09	144.58	11.51	162.00	16.46	0.47	1.64	21.14
Florida Companies(7)	6.92	6.42	0.76	10.35	4.71	0.72	9.12	0.17	406.93	0.76	22.07	207.41	15.27	236.91	23.72	0.26	0.99	19.91
Mid-Atlantic Companies(38)	10.42	8.57	0.84	9.25	5.65	0.80	8.80	0.24	261.55	0.96	17.31	152.81	15.18	190.93	17.52	0.44	1.46	29.72
Mid-West Companies(44)	9.91	8.92	0.57	6.23	4.71	0.54	5.92	0.92	106.04	0.94	19.91	125.72	12.30	141.36	20.93	0.52	2.66	42.03
New England Companies(13)	13.59	11.76	0.61	5.57	3.98	0.67	6.02	0.08	429.13	1.00	24.03	130.74	17.28	154.74	23.85	0.46	2.12	48.42
North-West Companies(6)	11.08	9.97	1.16	10.64	5.96	1.22	10.16	0.17	450.95	1.03	14.55	168.45	18.00	186.66	15.10	0.55	2.21	40.63
South-East Companies(12)	10.65	9.89	0.66	7.27	4.28	0.59	6.25	0.79	155.40	1.38	19.39	146.42	14.27	160.73	19.40	0.45	1.31	27.42
South-West Companies(3)	8.21	6.04	0.78	9.41	6.92	0.70	8.41	0.69	43.13	0.81	14.91	137.10	10.35	192.45	16.97	0.14	0.90	11.11
Western Companies (Excl CA)(1)	4.99	4.99	0.31	2.59	2.40	0.32	5.41	1.03	46.67	0.83	NM	161.94	8.08	161.94	27.63	0.00	0.00	0.00
Thrift Strategy(128)	10.22	8.97	0.71	7.91	5.16	0.67	7.37	0.53	294.17	0.96	18.62	142.61	14.03	165.07	19.80	0.46	2.31	37.60
Mortgage Banker Strategy(4)	8.38	6.92	1.03	12.79	7.81	0.94	11.65	0.25	249.82	0.77	13.72	161.70	13.41	205.81	14.32	0.42	1.70	22.16
Real Estate Strategy(1)	7.65	7.65	0.62	7.82	6.70	0.55	7.03	1.71	29.01	0.62	14.93	114.69	8.77	114.69	16.64	0.30	2.94	44.12
Diversified Strategy(1)	6.24	6.19	2.02	15.37	7.12	1.04	15.55	0.14	658.39	1.37	14.05	216.41	12.51	218.21	13.89	0.32	0.53	7.44
Companies Issuing Dividends(120)	10.41	9.10	0.75	8.21	5.31	0.71	7.67	0.52	203.59	0.96	18.60	143.36	14.32	166.60	19.62	0.51	2.52	40.76
Companies Without Dividends(13)	7.35	6.68	0.52	7.33	4.90	0.39	5.50	0.60	144.14	0.50	15.27	145.59	10.47	172.27	18.71	0.00	0.00	0.00
Equity/Assets <6%(15)	5.39	5.00	0.51	9.55	5.90	0.47	8.39	0.45	169.06	0.76	14.64	156.01	8.34	173.23	17.04	0.32	1.87	21.37
Equity/Assets 6-12%(85)	8.50	7.77	0.78	9.39	5.90	0.76	8.46	0.57	171.33	0.91	16.88	150.11	12.57	165.78	17.71	0.52	2.32	35.94
Equity/Assets >12%(33)	16.30	13.36	0.68	4.30	3.60	0.71	4.55	0.46	266.79	1.14	24.41	121.77	19.80	168.25	24.91	0.40	2.44	49.19
Actively Traded Companies(10)	9.33	8.30	0.94	10.01	6.38	0.94	9.95	0.25	206.01	0.83	16.86	151.60	14.04	178.55	16.77	0.78	3.09	46.68
Market Value Below $20 Million(5)	9.80	9.76	0.40	4.56	3.99	0.15	2.32	0.49	100.27	0.94	14.63	106.34	10.69	106.77	16.93	0.32	2.33	31.31
Holding Company Structure(128)	10.18	9.08	0.73	8.17	5.29	0.69	7.56	0.54	193.89	0.95	18.52	144.37	14.11	168.98	19.67	0.47	2.32	37.47
Assets Over $1 Billion(56)	9.77	7.74	0.89	10.17	5.88	0.79	8.76	0.40	241.84	0.89	18.33	162.91	15.01	203.62	19.27	0.47	2.19	33.47
Assets $500 Million-$1 Billion(40)	9.47	8.62	0.67	7.63	5.19	0.67	7.64	0.51	194.68	0.88	17.57	138.33	12.92	152.39	18.65	0.47	2.16	39.33
Assets $250-$500 Million(24)	10.76	10.27	0.68	7.08	5.64	0.69	7.18	0.73	129.56	0.92	19.12	123.00	13.05	128.49	20.41	0.48	2.67	41.93
Assets less than $250 Million(13)	12.48	12.22	0.25	2.20	2.04	0.18	1.53	0.98	119.45	1.59	19.96	113.07	14.08	117.47	22.29	0.36	2.35	35.54
Goodwill Companies(99)	9.95	8.27	0.77	8.54	5.42	0.72	7.85	0.47	222.15	0.94	18.67	145.76	13.97	177.60	19.66	0.49	2.31	36.80
Non-Goodwill Companies(34)	10.57	10.57	0.60	6.94	4.83	0.58	6.39	0.72	116.16	0.99	27.38	137.38	13.81	137.35	19.16	0.37	2.19	36.39
Acquirors of FSLIC Cases(4)	9.41	9.19	0.70	7.11	3.91	0.40	3.62	0.41	138.06	0.63	17.81	136.68	13.18	139.93	19.07	0.46	2.19	37.34

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(24)	15.91	15.32	0.62	4.09	2.10	0.62	4.11	0.30	227.69	0.68	33.27	189.08	30.09	195.59	33.42	0.35	1.89	24.73
BIF-Insured Thrifts(13)	12.36	11.49	0.53	5.27	2.63	0.70	6.08	0.32	282.34	0.82	38.81	193.49	23.57	196.61	30.32	0.34	1.93	34.37
AMEX Traded Companies(2)	14.61	14.61	0.89	5.80	3.14	0.68	5.80	0.38	210.23	1.18	26.43	188.54	27.41	188.54	26.42	0.45	3.27	56.60
NASDAQ Listed OTC Companies(35)	14.60	13.90	0.61	4.43	2.34	0.63	4.76	0.30	251.51	0.71	31.31	190.80	27.73	196.39	31.31	0.34	1.89	27.11
California Companies(1)	12.21	11.63	0.72	5.45	2.51	0.72	5.45	0.15	222.40	0.39	39.89	216.11	26.15	224.80	39.89	0.32	2.29	0.00
Mid-Atlantic Companies(18)	14.21	13.43	0.58	4.42	2.41	0.64	5.08	0.30	253.87	0.66	29.57	177.79	25.03	190.48	29.34	0.22	1.50	32.01
Mid-West Companies(7)	16.71	15.55	0.48	3.43	1.82	0.69	3.51	0.52	118.06	0.38	25.40	181.61	29.05	192.85	27.60	0.56	2.01	28.85
New England Companies(7)	12.93	12.40	0.66	5.10	2.42	0.68	5.23	0.18	366.91	0.92	32.39	190.08	25.37	176.65	35.33	0.34	1.79	44.76
South-East Companies(3)	18.16	17.88	0.91	4.93	1.95	0.73	4.19	0.39	218.01	1.25	NM	249.46	46.17	254.29	NM	0.79	3.03	0.00
Western Companies (Excl CA)(1)	13.97	13.97	0.94	6.33	2.78	0.94	6.33	0.03	0.00	0.62	36.00	324.67	31.39	324.67	36.00	0.22	1.42	81.16
Thrift Strategy(36)	14.68	14.02	0.60	4.32	2.27	0.62	4.65	0.31	345.78	0.73	30.77	185.04	27.31	195.94	30.96	0.33	1.97	28.95
Diversified Strategy(1)	11.79	10.83	1.28	11.09	2.99	1.23	10.64	0.28	340.91	0.84	33.49	359.65	42.40	0.00	34.91	1.00	3.02	0.00
Companies Issuing Dividends(28)	14.57	13.71	0.66	4.73	2.39	0.64	4.69	0.32	238.46	0.78	29.89	196.98	28.46	206.13	31.47	0.46	2.54	87.98
Companies Without Dividends(9)	14.68	14.63	0.50	3.84	2.00	0.68	5.24	0.26	204.44	0.62	33.66	171.76	25.55	173.31	30.56	0.00	0.00	0.00
Equity/Assets <6%(1)	4.91	4.60	0.05	1.00	0.56	0.12	2.36	0.89	358.67	0.58	NM	186.90	9.18	199.68	NM	0.50	3.98	0.00
Equity/Assets 6-12%(11)	9.39	9.26	0.61	5.90	2.93	0.61	5.86	0.37	174.47	0.77	29.48	303.48	30.67	204.79	31.76	0.51	3.30	41.12
Equity/Assets >12%(25)	17.11	16.47	0.65	4.02	2.07	0.68	4.43	0.29	271.38	0.73	32.45	184.96	31.74	192.18	30.62	0.27	1.64	31.68
Holding Company Structure(33)	14.31	13.61	0.60	4.37	2.29	0.62	4.73	0.32	252.54	0.77	30.01	185.91	26.74	196.62	30.30	0.34	1.88	37.44
Assets Over $1 Billion(8)	15.62	14.60	0.78	5.81	2.18	0.72	5.72	0.40	188.28	0.72	27.69	243.02	37.36	245.00	28.99	0.71	3.19	13.68
Assets $500 Million-$1 Billion(10)	13.10	12.96	0.59	4.35	2.16	0.60	4.54	0.19	261.35	0.65	27.28	194.97	25.25	198.30	36.96	0.28	1.99	42.46
Assets $250-$500 Million(17)	14.96	14.12	0.55	3.88	2.33	0.61	4.46	0.31	282.71	0.79	29.08	164.98	24.79	176.05	25.64	0.22	1.77	36.00
Assets less than $250 Million(3)	15.24	15.24	1.01	6.48	3.79	1.01	6.48	0.51	137.91	0.86	26.42	167.06	25.45	167.06	26.42	0.30	2.14	56.60
Goodwill Companies(17)	13.43	12.23	0.61	4.60	2.37	0.59	4.64	0.30	296.16	0.83	29.00	190.95	26.52	202.49	31.81	0.42	3.42	49.33
Non-Goodwill Companies(20)	15.46	15.46	0.63	4.43	2.22	0.68	4.98	0.31	198.38	0.66	32.44	190.43	28.83	190.42	30.71	0.28	1.45	19.68
MHC Institutions(37)	14.60	13.94	0.62	4.51	2.29	0.64	4.83	0.31	248.85	0.76	30.96	190.67	27.73	195.94	31.19	0.35	1.91	28.95
MHC Converted Last 3 Months(2)	15.90	15.90	0.26	1.73	1.53	0.32	2.16	0.48	187.32	0.73	38.34	133.14	21.28	133.14	27.56	0.16	1.33	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																		
AP Astoria Financial Corp. of NY	5.89	5.06	0.98	16.40	7.13	0.96	15.95	0.38	119.89	0.56	14.02	239.04	14.08	278.41	14.42	0.96	3.15	44.24
BBX BankAtlantic Bancorp of FL	8.20	6.87	0.71	9.00	5.22	0.82	10.32	0.13	800.33	0.92	19.17	168.58	13.86	201.68	16.72	0.15	1.04	28.00
DSL Downey Financial Corp. of CA	7.02	7.00	1.24	18.16	11.04	0.86	12.56	0.21	98.24	0.27	9.06	152.67	10.72	153.08	13.10	0.48	0.58	5.29
FED FirstFed Financial Corp. of CA	5.71	5.68	1.07	19.10	11.83	1.07	19.07	0.05	NA	1.03	8.46	145.90	8.33	146.63	8.47	0.00	0.00	0.00
FBC Flagstar Bancorp, Inc. of MI	5.20	5.20	0.53	10.34	7.81	0.25	4.84	0.97	26.63	0.32	13.81	128.79	6.70	128.79	27.38	0.60	3.78	48.39
GLK Great Lakes Bancorp, Inc of NY(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
NDE IndyMac Bancorp, Inc. of CA	6.79	6.46	1.53	21.28	10.80	-0.37	-5.16	0.34	78.55	0.35	9.26	177.00	12.02	186.16	NM	1.84	4.16	38.49
NYB New York Community Bcrp of NY*	12.25	4.64	1.04	8.19	5.90	1.13	8.85	0.11	276.21	0.44	16.96	136.50	16.73	360.38	15.69	1.00	5.96	NM
NAL NewAlliance Bancshares of CT*	19.31	11.90	0.75	3.61	3.19	0.78	3.77	0.11	481.02	1.08	31.33	116.82	22.56	189.52	30.00	0.24	1.78	53.33
PFB PFF Bancorp, Inc. of Pomona CA	8.38	8.35	1.29	15.01	6.23	1.27	14.80	0.34	341.36	0.96	16.07	230.51	19.31	231.28	16.30	0.60	1.99	31.92
PFS Provident Fin. Serv. Inc of NJ*	17.94	10.65	0.93	5.30	4.74	0.92	5.24	0.11	479.10	0.86	21.08	113.85	20.42	191.66	21.33	0.48	2.33	47.06
SOV Sovereign Bancorp, Inc. of PA	9.07	4.89	1.01	11.10	8.23	0.96	10.58	0.41	161.16	0.93	12.18	133.81	12.13	264.38	12.79	0.30	1.44	17.94
AMEX Traded Companies																		
CNY Carver Bancorp, Inc. of NY	7.45	7.45	0.49	6.64	7.17	0.58	7.87	0.34	182.44	0.91	13.95	90.15	6.71	90.15	11.77	0.32	1.85	29.81
FDT Federal Trust Corp of FL	6.06	6.06	0.63	10.26	4.70	0.59	9.66	0.36	167.43	0.71	31.29	207.69	12.58	207.69	22.59	0.20	1.01	30.46
GOV Gouverneur Bcp MHC of NY(42.4)	15.24	15.24	1.01	6.48	3.79	1.01	6.48	0.51	137.91	0.86	26.42	167.06	25.45	167.06	26.42	0.38	2.14	56.68
TSH Teche Hlding Cp of N Iberia LA	8.91	8.34	0.85	9.47	5.83	0.86	9.65	0.71	90.54	0.95	17.14	160.18	14.27	171.07	16.81	1.12	2.54	43.58
WSB Washington SB, FSB of Bowie MD	11.74	11.74	1.18	11.24	9.72	0.82	7.78	NA	NA	2.14	10.29	109.93	12.91	109.93	14.90	0.00	0.00	0.00
WFD Westfield Finl MHC of MA(43.0)*	13.98	13.98	0.74	5.13	3.49	0.74	5.12	0.24	283.54	1.43	NM	210.03	28.37	210.03	NM	0.60	2.41	NM
NASDAQ Listed OTC Companies																		
ABBC Abington Com Bcp MHC PA (45.0)	13.48	13.48	0.81	5.60	2.70	0.83	5.73	0.34	50.29	0.27	37.02	211.20	28.49	211.20	36.16	0.24	1.54	87.14
ALLB Alliance Bank MHC of PA (20.0)*	8.60	8.60	0.30	3.42	1.32	0.34	3.82	0.96	71.49	1.18	NM	263.66	22.66	263.66	NM	0.36	1.40	NM
ASBI Ameriana Bancorp of IN	8.03	7.83	0.34	4.06	3.40	0.34	3.98	0.92	68.86	1.33	29.45	124.91	10.03	128.03	30.09	0.64	4.62	NM
ABNJ American Bancorp of NJ	24.92	24.92	0.45	2.69	1.39	0.45	2.69	NA	NA	0.51	NM	127.20	31.70	127.20	NM	0.16	1.39	NM
ABCW Anchor BanCorp Wisconsin of WI	7.51	7.04	1.06	14.11	7.00	1.01	13.49	0.41	87.97	0.43	14.29	198.43	14.90	211.94	14.95	0.64	2.29	31.37
ACFC Atl Cst Fed Cp of GA MHC(39.9)	12.20	11.82	0.68	5.12	2.20	0.70	5.26	0.39	156.77	0.75	NM	239.40	29.22	247.20	NM	0.36	2.26	NM
ALFC Atlantic Liberty Fincl of NY(8)	15.04	15.04	0.15	0.96	0.68	0.93	5.94	0.04	965.38	0.60	NM	141.32	22.39	141.32	33.94	0.36	1.52	NM
BCSB BCSB Bankcorp MHC of MD (36.4)	4.91	4.60	0.05	1.00	0.86	0.13	2.56	0.09	350.67	0.58	NM	186.90	9.18	199.68	NM	0.50	3.98	NM
BFCF BFC Financial Corp. of FL	2.37	1.11	0.18	8.10	6.14	0.02	0.64	0.11	833.21	0.93	16.29	131.98	3.00	271.49	NM	0.00	0.00	0.00
SUPR Banc Corporation of AL*	7.39	6.54	0.24	3.27	1.51	0.16	2.12	0.47	183.18	1.19	NM	215.33	15.92	243.29	NM	0.00	0.00	0.00
BKMU Bank Mutual Corp of WI	15.25	13.65	0.73	4.60	3.47	0.68	4.26	0.19	184.81	0.60	28.85	136.13	20.76	152.06	31.13	0.28	2.37	68.29
BFIN BankFinancial Corp. of IL	20.28	19.13	0.77	4.43	3.12	0.77	4.43	0.36	195.95	0.92	32.06	120.04	24.34	127.24	32.06	0.24	1.47	47.06
BKUNA BankUnited Fin. Corp. of FL	5.60	5.37	0.33	6.47	3.29	0.30	5.86	0.09	292.31	0.31	30.40	154.88	8.66	161.48	33.54	0.02	0.07	2.08
BFBC Benjamin Frkln Bncrp Inc of MA*	12.14	7.94	0.16	1.25	1.15	0.37	2.97	0.05	NA	0.91	NM	108.82	13.21	168.35	36.48	0.12	0.86	NM
BHLB Berkshire Hills Bancorp of MA*	12.06	7.22	0.52	4.41	3.31	0.77	6.54	0.12	813.87	0.90	30.10	119.52	14.39	199.36	20.36	0.56	1.63	49.12
BRBI Blue River Bancshares of IN	8.30	6.66	0.75	9.60	6.91	0.74	9.39	1.42	58.24	0.96	14.48	132.93	11.04	165.67	14.80	0.00	0.00	0.00
BOFI Bofi Holding, Inc. Of CA	9.30	9.20	0.48	4.56	4.38	0.41	4.16	NA	NA	0.28	22.82	100.39	9.23	100.39	25.03	0.00	0.00	0.00
BYFC Broadway Financial Corp. of CA	5.48	5.49	0.55	11.16	9.91	0.55	11.05	0.01	NA	0.64	10.10	105.37	5.77	105.37	10.19	0.20	1.09	19.05
BRKL Brookline Bancorp, Inc. of MA*	26.33	24.35	1.00	3.67	2.64	1.00	3.67	0.04	NA	1.34	37.94	142.44	37.51	154.08	37.94	0.34	2.49	NM
BFSB Brooklyn Fed MHC of NY (30.0)	21.90	21.50	1.16	6.00	3.88	1.16	6.00	0.05	688.42	0.66	38.71	204.78	44.04	204.78	38.71	0.00	0.00	0.00
CITZ CFS Bancorp, Inc of Munster IN	11.09	10.98	0.48	4.23	3.40	0.52	4.56	1.74	59.96	1.52	28.76	124.53	13.81	125.81	26.67	0.40	3.27	NM
CFFN Capitol Fd Fn MHC of KS (29.7)	10.44	10.44	0.66	6.45	2.21	0.66	6.45	0.14	43.08	0.08	NM	292.51	30.54	292.51	NM	2.00	5.88	NM
CEBK Central Bncrp of Somerville MA*	7.29	6.88	0.56	7.57	5.78	0.52	7.08	0.02	NA	0.91	17.31	130.00	9.48	137.90	18.32	0.72	2.25	38.92
CFBK Central Federal Corp. of OH	15.23	15.23	-1.91	-15.81	-8.99	-1.93	-16.04	0.46	186.88	1.19	NM	119.88	18.23	119.88	NM	0.36	4.56	NM
CHFN Charter Fincl MHC of GA (19.1)	23.22	22.70	1.29	5.39	1.86	0.73	3.04	0.51	106.56	1.57	NM	292.63	67.94	299.29	NM	1.00	4.72	NM
CHEV Cheviot Fin Cp MHC of OH(45.0)	25.20	25.20	0.69	2.59	1.67	0.69	2.59	0.00	339.50	0.35	NM	160.86	40.54	160.86	NM	0.20	2.33	NM
CTZN Citizens First Bancorp of MI	9.99	9.24	0.57	5.41	4.01	0.62	5.95	1.38	59.30	0.92	24.92	132.03	13.19	142.88	22.67	0.36	1.10	32.43
CSBC Citizens South Banking of NC	13.06	7.47	0.44	3.62	2.94	0.53	4.40	0.53	137.65	1.07	34.05	123.17	14.85	198.74	28.00	0.30	2.38	NM
CSBK Clifton Svg Bp MHC of NJ(44.0)	23.69	23.69	0.43	1.81	1.14	0.43	1.81	NA	NA	0.31	NM	162.26	38.19	161.26	NM	0.20	1.90	NM
CFCP Coastal Fin. Corp. of SC	6.10	6.10	1.17	18.70	7.01	1.17	18.70	0.31	348.24	1.20	14.27	256.45	15.64	256.45	14.27	0.20	1.52	31.74
COBK Colonial Banc MHC of NJ (46.0)	10.36	10.36	0.54	5.51	3.15	0.53	5.37	0.02	NA	0.75	31.79	157.36	16.31	157.36	32.63	0.00	0.00	0.00
CCBI Commercial Capital Bcrp of CA	13.15	5.67	1.21	9.41	6.93	1.23	9.59	0.16	320.05	0.64	14.44	124.33	16.35	288.28	14.18	0.30	1.91	27.52
CFFC Community Fin. Corp. of VA	8.23	8.21	1.05	12.96	8.81	1.08	13.39	0.21	340.57	0.85	11.36	139.33	11.45	139.41	11.02	0.48	2.11	24.00
DCOM Dime Community Bancshars of NY*	9.32	7.55	1.04	11.65	6.48	1.13	13.68	0.03	NA	0.59	15.44	177.40	16.54	219.19	14.29	0.56	3.99	61.54
ESBF ESB Financial Corp. of PA	6.56	4.12	0.49	7.01	5.90	0.60	8.54	0.27	95.99	0.85	16.94	125.43	8.20	199.15	13.92	0.40	3.42	57.97
ESBK Elmira Svgs Bank, FSB of NY*	6.86	6.77	0.86	12.40	8.23	0.95	13.69	0.24	257.37	1.00	12.16	148.62	10.28	150.78	11.01	0.76	2.95	35.85
FFDF FFD Financial Corp of Dover OH	11.59	11.59	0.88	7.58	6.19	0.65	5.55	NA	NA	0.52	16.14	119.42	13.84	119.42	22.05	0.48	3.65	42.86
FMCO FMS Fin Corp. of Burlington NJ	6.13	5.93	0.52	8.56	5.95	0.52	8.56	0.10	227.24	1.13	16.88	141.37	8.66	144.63	16.80	0.12	0.74	12.37
FFCO FedFirst Fin MHC of PA (45.0)	16.69	16.30	-0.02	-0.16	-0.09	0.23	1.63	0.11	273.97	0.40	NM	157.43	26.27	161.19	NM	0.00	0.00	NM
FSBI Fidelity Bancorp, Inc. of PA	8.93	8.84	0.87	9.21	6.90	0.82	8.80	NA	NA	0.66	14.40	132.79	7.88	142.32	13.69	0.56	2.97	43.08

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FFFL	Fidelity Bankshares, Inc of FL	6.87	6.39	0.85	12.01	4.13	0.84	11.83	0.22	176.94	0.51	24.23	276.25	18.99	297.38	24.61	0.32	1.00	24.24
FBTC	First BancTrust Corp of IL	9.49	9.12	0.47	4.47	4.27	0.37	3.49	0.65	149.55	1.61	23.40	106.07	10.07	110.38	30.00	0.24	2.05	48.00
FBEI	First Bancorp of Indiana of IN	9.91	9.26	0.54	5.35	4.94	0.70	6.79	0.16	177.63	0.48	20.24	108.74	10.78	116.44	15.66	0.60	2.99	60.61
FBSI	First Bancshares, Inc. of MO	11.29	11.14	-0.11	-0.98	-0.99	-0.05	-0.46	NA	NA	1.49	NM	99.42	11.23	100.76	NM	0.16	0.93	NM
FCAP	First Capital, Inc. of IN	9.52	8.22	0.80	8.43	7.07	0.77	8.12	0.98	83.28	0.67	12.70	107.08	10.20	124.15	13.18	0.68	3.08	49.28
FCFL	First Community Bk Corp of FL	8.89	8.77	1.02	11.49	4.01	0.98	11.06	NA	NA	1.13	24.94	251.87	22.39	255.37	25.90	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.42	7.78	0.92	8.68	6.91	0.92	8.68	0.37	255.28	1.15	14.48	122.08	12.72	163.51	14.48	0.96	3.66	53.04
FFSW	First Fed Banc of SW Inc of NM	9.31	8.37	0.97	10.69	8.13	0.90	9.92	NA	NA	0.88	12.30	119.88	11.16	134.90	13.25	0.28	1.81	22.22
FFFS	First Fed Serv MHC of IL(45.0)(8)	26.68	26.68	1.18	4.40	2.04	1.18	4.40	0.01	NA	0.37	NM	213.47	56.95	213.47	NM	0.52	2.52	NM
FFNM	First Fed of N. Michigan of MI	12.77	11.27	0.18	1.49	1.60	0.40	3.35	1.57	31.88	0.69	NM	85.03	10.86	96.34	27.70	0.20	2.00	NM
FFBH	First Fed. Bancshares of AR	8.84	8.84	0.95	10.26	7.03	0.92	10.00	1.65	15.03	0.31	14.22	144.75	12.79	144.75	14.59	0.56	2.51	35.67
FFBI	First Federal Bancshares of IL	6.03	5.59	0.23	3.49	3.43	0.19	2.82	0.40	70.98	0.52	29.11	106.24	6.41	114.60	36.10	0.48	2.66	NM
FFSX	First Federal Bankshares of IA	11.31	8.22	0.47	3.96	3.82	0.37	3.09	1.30	73.99	1.18	26.16	106.56	12.05	146.62	33.52	0.40	1.86	48.78
FFCH	First Fin. Holdings Inc. of SC	6.71	5.83	1.06	15.61	6.95	1.01	14.91	0.33	169.06	0.71	14.39	221.88	14.89	255.21	15.06	0.96	2.99	43.09
FFHS	First Franklin Corp. of OH	8.25	8.25	0.44	5.17	4.76	0.57	6.68	1.47	39.26	0.53	21.00	106.64	8.79	106.64	16.24	0.36	2.29	48.00
FKFS	First Keystone Fin., Inc of PA	5.26	5.26	-0.01	-0.29	-0.21	-0.06	-1.21	0.97	70.88	0.94	NM	143.48	7.54	143.48	NM	0.00	0.00	NM
FMSB	First Mutual Bncshrs Inc of WA*	5.73	5.73	0.99	16.67	7.57	0.88	14.89	0.08	NA	1.13	13.21	222.86	12.79	222.86	14.79	0.40	1.54	20.38
FNFG	First Niagara Fin. Group of NY*	17.09	7.61	1.16	6.83	6.01	1.16	6.83	0.28	317.66	1.34	16.64	113.66	19.37	254.64	16.64	0.44	3.15	52.38
FNFI	First Niles Fin., Inc. of OH	18.26	16.26	1.05	5.40	5.36	0.68	4.18	0.95	79.04	1.33	18.67	120.07	19.33	120.07	28.57	0.64	4.57	NM
FPTB	First PacTrust Bancorp of CA	10.11	10.11	0.64	6.07	3.87	0.64	6.07	NA	NA	0.67	25.83	156.57	15.83	156.57	25.83	0.62	2.22	57.41
FPFC	First Place Fin. Corp. of OH	9.53	6.92	0.96	10.16	7.08	0.82	8.72	0.62	120.39	0.93	14.13	137.48	13.09	189.02	16.47	0.56	2.45	34.57
FBNW	FirstBank NW Corp. of WA(8)	9.35	7.13	1.03	11.28	5.41	0.89	9.68	0.38	343.51	1.26	18.48	199.31	18.64	261.28	21.83	0.40	1.54	28.37
FFIC	Flushing Fin. Corp. of NY*	7.43	7.27	1.02	13.65	7.22	1.04-	13.88	0.10	260.40	0.33	13.85	180.07	13.38	184.05	13.62	0.44	2.69	36.67
FBTX	Franklin Bank Corp of TX*	7.11	3.82	0.59	8.14	5.71	0.50	6.89	0.69	43.13	0.34	17.92	134.32	9.55	250.00	20.69	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	14.38	14.38	0.09	0.60	0.66	0.51	3.58	2.02	159.49	7.10	NM	90.89	13.07	90.89	25.42	0.40	2.22	NM
PEDE	Great Pee Dee Bancorp of SC	12.32	11.97	0.68	5.32	4.95	0.68	5.32	0.61	133.54	1.02	20.19	107.14	13.20	110.22	20.19	0.64	4.06	NM
GAFC	Greater Atlant. Fin Corp of VA(8)	3.83	3.52	-1.55	-35.59	NM	-2.04	-46.92	0.59	62.25	0.63	NM	132.75	5.08	144.28	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.2)*	11.25	11.25	0.82	7.31	3.93	0.83	7.44	0.37	114.89	0.78	35.43	181.65	20.43	181.65	35.00	0.46	3.12	NM
HFFC	HF Financial Corp. of SD	6.04	5.51	0.47	7.88	6.30	0.66	10.98	0.50	111.85	0.76	15.87	122.43	7.40	134.42	11.38	0.41	2.37	37.61
HMNF	HMN Financial, Inc. of MN	9.36	8.96	1.11	12.43	7.23	1.00	11.17	0.39	226.06	1.18	13.84	164.13	15.36	171.48	15.38	0.96	2.79	38.55
HARB	Harbor Florida Bancshrs of FL	10.52	10.40	1.60	15.10	5.50	1.54	14.50	0.09	771.38	0.81	18.18	260.33	27.39	263.33	18.94	1.10	3.01	54.73
HARL	Harleysville Svgs Fin Cp of PA	6.23	6.23	0.62	10.05	7.07	0.62	9.97	0.03	NA	0.53	14.15	140.21	8.73	140.21	14.26	0.64	3.68	52.03
HWFG	Harrington West Fncl Grp of CA	5.50	4.92	0.73	14.01	9.44	0.75	14.29	NA	NA	0.84	10.60	139.01	7.65	155.49	10.39	0.50	3.13	33.11
HBOS	Heritage Fn Gp MHC of GA(30.0)	19.11	19.11	0.75	4.28	1.80	0.75	4.28	0.25	390.71	1.42	NM	216.37	41.34	216.37	NM	0.28	1.30	NM
HIFS	Hingham Inst. for Sav. of MA*	7.71	7.71	0.98	12.33	7.21	0.99	12.57	0.03	NA	0.67	13.88	166.67	12.85	166.67	13.53	0.80	2.05	28.47
HCFC	Home City Fin. Corp. of OH	9.03	8.87	0.56	6.38	6.61	0.70	8.02	0.59	155.39	1.07	15.14	93.98	8.49	95.68	12.04	0.44	2.88	43.56
HOME	Home Fed Bncp MHC of ID (39.8)	13.97	13.97	0.94	6.33	2.78	0.94	6.33	0.03	NA	0.62	36.00	224.67	31.39	224.67	36.00	0.22	1.43	81.16
HFBC	HopFed Bancorp, Inc. of KY	7.67	6.90	0.71	8.73	7.34	0.65	8.00	0.19	327.12	0.94	13.63	118.91	9.13	132.08	14.88	0.48	2.96	40.34
HCBK	Hudson City Bancorp, Inc of NJ*	17.23	17.23	1.11	6.45	3.81	1.11	6.45	0.07	134.60	0.17	26.26	149.20	25.71	149.20	26.26	0.30	2.28	60.00
IFSB	Independence FSB of DC	8.43	8.43	-0.54	-5.71	-5.92	-1.32	-13.99	0.40	66.17	0.53	NM	105.95	8.93	105.95	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)*	17.07	17.07	0.31	2.50	1.05	0.55	4.47	0.09	125.40	0.24	NM	173.44	29.60	173.44	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.89	6.76	0.40	5.10	3.92	0.37	4.71	0.65	111.95	1.29	29.48	129.90	10.25	151.60	27.60	0.30	2.26	57.69
JFBI	Jefferson Bancshares Inc of TN	24.17	24.17	0.91	3.42	3.16	0.91	3.42	0.25	289.38	0.90	31.63	114.98	27.80	114.98	31.63	0.24	1.85	58.54
KFED	K-Fed Bancorp MHC of CA (38.5)	12.21	11.63	0.72	5.48	2.51	0.72	5.49	0.15	222.40	0.39	39.89	214.11	26.15	224.88	39.89	0.32	2.29	NM
KNBT	KNBT Bancorp, Inc. of PA	12.32	8.80	0.73	5.40	4.44	0.80	5.94	0.30	174.13	1.07	22.34	123.74	15.12	188.90	20.51	0.32	2.00	45.07
KFFB	KY Fst Fed Bp MHC of KY (45.0)	34.63	18.80	0.70	2.89	2.04	0.73	3.02	0.49	56.17	0.47	NM	143.62	35.38	188.15	NM	0.40	3.70	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.74	20.63	0.77	3.17	1.55	0.49	2.02	0.07	411.41	0.85	NM	204.48	50.59	245.23	NM	0.20	1.41	NM
LSBX	LSB Corp of No. Andover MA*	10.25	10.25	0.66	6.14	4.50	0.93	8.62	0.01	NA	1.72	22.20	141.91	14.55	141.91	15.80	0.56	3.19	70.89
LSBI	LSB Fin. Corp. of Lafayette IN*	8.96	8.96	0.92	10.51	8.19	0.87	9.89	2.83	27.00	0.83	12.22	124.83	11.18	124.83	12.98	0.68	2.52	30.77
LSBK	Lake Shore Bnp MHC of NY(47.0)	14.75	14.75	0.65	4.38	3.53	0.66	4.50	0.43	85.64	0.57	28.34	124.00	18.29	124.00	27.56	0.00	0.00	0.00
LARL	Laurel Capital Group Inc of PA(8)	8.85	7.87	0.64	7.18	3.61	0.64	7.11	0.22	399.10	0.92	27.72	198.43	17.56	223.19	28.00	0.80	2.89	NM
LEGC	Legacy Bancorp, Inc. of MA*	18.50	18.11	-0.27	-1.38	-1.34	-0.22	-1.59	0.12	467.33	0.79	NM	105.13	19.45	107.39	NM	0.12	0.80	NM
LNCB	Lincoln Bancorp of IN	11.48	8.37	0.12	1.02	1.04	0.23	1.88	0.45	154.28	0.96	NM	98.65	11.33	135.39	NM	0.56	3.08	NM
MAFB	MAF Bancorp, Inc. of IL	9.25	5.69	1.00	10.61	7.19	0.94	9.92	0.30	114.23	0.90	13.93	136.06	12.58	221.27	14.88	1.00	2.33	32.47
MFBC	MFB Corp. of Mishawaka IN	7.29	6.55	0.62	5.89	5.52	0.34	4.82	1.81	87.84	2.17	18.13	105.58	7.70	117.49	22.13	0.54	1.79	32.53
MGYR	Magyar Bancorp MHC of NJ(44.0)*	12.03	12.03	0.31	3.48	1.81	0.96	10.60	0.20	408.46	1.13	NM	145.97	17.56	145.97	18.11	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA*	11.69	11.57	0.81	7.02	5.23	0.74	6.57	0.03	487.55	0.56	19.12	136.93	16.01	138.37	20.43	1.08	3.28	62.79
MTXC	Matrix Bancorp, Inc. of CO	4.99	4.99	0.21	3.59	2.40	0.31	5.41	1.03	66.67	0.83	NM	161.94	8.08	161.94	27.63	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.84	7.80	0.68	8.73	5.94	0.69	8.85	NA	NA	1.21	16.83	145.40	11.40	146.05	16.62	0.40	3.05	51.28
CASH	Meta Financial Group of IA	5.64	5.18	-0.13	-2.28	-1.76	-0.12	-2.16	1.16	83.73	1.39	NM	132.76	7.49	144.50	NM	0.52	2.34	NM
MCBF	Monarch Community Bncrp of MI	14.23	10.37	0.49	3.39	4.05	0.38	2.66	1.31	79.93	1.36	24.71	83.61	11.89	114.75	31.50	0.24	1.90	47.06
MFSF	MutualFirst Fin. Inc. of IN	9.22	7.78	0.70	7.27	6.37	0.68	7.11	1.03	81.15	0.97	14.35	103.45	9.54	122.64	14.65	0.56	2.75	39.44
NASB	NASB Fin, Inc. of Grandview MO	9.80	9.61	1.48	15.44	7.52	0.73	7.60	0.35	49.76	0.55	13.30	199.00	19.50	202.94	27.01	0.90	2.51	33.33
NHTB	NH Thrift Bancshares of NH	7.37	5.46	0.81	10.98	7.58	0.77	10.44	0.04	NA	0.88	13.20	144.91	10.68	195.39	13.88	0.50	3.11	40.98
NVSL	Naug Vlly Fin MHC of CT (45.0)	13.98	13.91	0.60	3.85	2.31	0.60	3.85	0.10	550.73	0.73	NM	167.01	23.34	167.76	NM	0.20	1.70	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.60	6.71	-0.19	-2.32	-3.27	-1.41	-16.92	1.90	38.58	0.89	NM	73.73	6.34	94.59	NM	0.08	1.31	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of June 16, 2006

Financial Institution		Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
MEBS	New England Bnchrs Inc. of CT	22.61	21.88	0.65	2.88	2.61	0.65	2.88	0.32	195.90	1.09	38.30	110.27	24.93	113.99	38.30	0.12	1.04	40.00
NMIL	Newmil Bancorp, Inc. of CT(8)*	5.95	5.03	1.06	16.63	5.48	1.07	16.86	0.10	311.26	0.96	18.25	311.46	18.54	368.29	18.00	0.88	2.20	40.18
FFFD	North Central Bancshares of IA	8.55	7.54	1.07	11.96	9.10	1.13	12.62	0.36	193.48	0.76	10.99	135.11	11.56	153.22	10.42	1.32	3.32	36.46
NWSB	Northwest Bcrp MHC of PA(40.0)*	9.03	6.56	0.93	10.05	4.57	0.87	9.54	0.74	69.77	0.81	31.89	217.89	19.65	299.53	33.07	0.64	2.50	84.70
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.03	11.02	0.56	5.07	2.79	0.56	5.07	0.02	NA	0.44	35.80	179.00	19.72	179.00	35.80	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.76	6.70	0.96	13.85	6.97	0.57	8.26	0.09	558.46	0.61	14.34	199.17	13.47	201.02	24.06	0.80	3.70	52.98
ONFC	Oneida Fincl MHC of NY (44.0)*	12.74	9.23	0.87	7.10	4.02	0.82	6.67	0.03	870.67	0.87	20.76	144.36	18.38	199.02	22.11	0.44	4.33	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	11.67	9.68	0.69	4.27	3.08	0.55	3.89	0.03	NA	0.80	32.40	144.67	16.83	173.74	35.73	0.24	2.24	72.73
PVFC	PVF Capital Corp. of Solon OH	7.65	7.65	0.62	7.93	6.70	0.55	7.03	1.71	29.01	0.63	24.93	114.69	8.77	114.69	26.64	0.30	2.36	44.12
PFBI	Pacific Premier Bncrp of CA	7.68	7.68	1.12	14.90	12.30	1.10	14.68	0.27	160.70	0.49	8.13	113.11	8.69	113.11	9.25	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.18	9.18	1.21	13.55	8.20	1.20	13.37	0.30	139.92	0.61	12.20	160.79	14.75	160.79	12.38	0.92	4.00	58.60
PFED	Park Bancorp of Chicago IL	12.45	12.45	0.17	1.41	1.18	0.11	1.08	2.04	48.56	0.90	NM	121.04	15.06	121.04	NM	0.72	2.24	NM
PVSA	Parkvale Financial Corp of PA	6.50	4.75	0.70	11.31	7.86	0.68	10.91	0.39	309.70	1.21	12.72	137.71	8.95	188.47	13.18	0.80	2.74	34.78
PRTR	Partners Trust Fin. Grp. of NY*	13.46	6.73	0.86	6.03	6.17	0.85	5.94	0.10	538.50	1.68	16.22	101.18	13.62	202.35	16.46	0.28	2.50	40.58
PBHC	Pathfinder BC MHC of NY (35.7)*	6.87	5.49	0.18	2.56	1.86	0.24	3.48	0.82	69.29	0.88	NM	139.32	9.57	174.38	39.33	0.41	3.47	NM
PFSB	PennFed Fin. Services of NJ	5.53	5.53	0.69	11.71	6.22	0.70	11.81	0.15	180.22	0.36	16.07	189.36	10.46	189.36	15.93	0.20	1.54	24.78
PFDC	Peoples Bancorp of Auburn IN	12.95	12.42	0.75	5.69	5.57	0.80	6.10	0.46	86.90	0.53	17.96	103.77	13.44	108.18	16.76	0.76	3.78	67.86
PBCT	Peoples Bank MHC of CT (42.1)*	11.79	10.83	1.28	11.09	2.99	1.23	10.64	0.20	340.91	0.84	33.49	359.68	42.40	NM	34.91	1.00	3.02	NM
PCBI	Peoples Community Bcrp. of OH	8.17	6.79	0.26	3.13	3.91	0.35	4.26	1.82	70.36	1.59	34.31	101.74	8.31	143.50	35.19	0.60	3.02	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.01	5.15	0.43	6.16	5.52	0.27	3.84	0.53	70.04	0.61	18.12	112.21	7.87	152.63	29.07	0.32	2.56	46.38
PROV	Provident Fin. Holdings of CA	8.76	8.75	1.34	14.94	10.01	0.97	12.20	0.05	NA	0.81	9.28	145.57	12.75	145.65	12.84	0.60	2.13	19.74
PBNY	Provident NY Bncrp, Inc. of NY	14.11	7.93	0.80	5.24	3.78	0.80	5.24	0.20	424.00	1.43	26.43	141.84	20.01	252.44	26.43	0.20	1.54	40.82
PBIP	Prudential Bncp MHC PA (45.0)*	20.03	20.03	0.86	4.22	2.36	0.86	4.22	0.16	79.71	0.29	NM	180.14	36.08	180.14	NM	0.16	1.22	51.61
PULB	Pulaski Fin Cp of St. Louis MO	7.95	7.45	1.04	15.85	8.06	1.23	18.60	0.93	92.00	0.95	19.76	227.48	18.07	242.69	16.77	0.32	1.93	38.10
RPFG	Rainier Pacific Fin Group of WA*	9.48	9.47	0.32	3.00	2.19	0.29	2.77	0.02	NA	1.42	NM	139.64	13.24	139.86	NM	0.24	1.35	61.54
RIVR	River Valley Bancorp of IN	7.17	7.16	0.63	8.58	6.80	0.57	7.88	1.03	68.84	1.01	14.72	125.17	8.98	125.35	16.02	0.78	4.31	63.41
RVSB	Riverview Bancorp, Inc. of WA	12.00	8.54	1.37	11.38	6.43	1.37	11.38	0.11	901.83	1.25	15.56	165.62	19.88	232.74	15.56	0.60	2.89	40.24
RCKB	Rockville Fin MHC of CT (45.0)*	13.64	13.55	0.44	3.31	1.61	0.67	5.07	0.22	308.48	0.93	NM	182.12	24.83	183.29	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY*	29.96	29.96	1.15	3.86	2.87	1.09	3.65	0.31	206.97	0.77	34.86	133.40	39.96	133.40	36.86	0.30	2.33	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	11.04	10.93	0.48	4.04	2.35	0.48	4.04	0.09	574.49	0.72	NM	172.93	19.08	174.57	NM	0.16	1.45	41.54
SVBI	Severn Bancorp, Inc. of MD	8.75	8.72	1.89	22.16	9.83	1.83	21.50	0.20	443.30	0.98	11.33	220.73	20.02	229.55	11.67	0.22	1.16	13.10
SFFS	Sound Fed Bancorp, Inc. of NY(8)	11.00	9.82	0.38	3.27	1.66	0.43	3.66	0.23	120.34	0.44	NM	198.18	21.80	222.26	NM	0.30	1.45	NM
SSFC	South Street Fin. Corp. of NC	10.06	10.06	0.69	6.32	5.79	0.70	6.44	0.46	68.61	0.37	17.27	109.20	10.99	109.20	16.96	0.40	4.21	72.73
SYNF	Synergy Financial Group of NJ	9.60	9.51	0.47	4.53	3.67	0.47	4.53	0.04	NA	0.78	37.51	176.90	16.97	178.61	37.51	0.35	1.37	51.38
THRD	TF Fin. Corp. of Newtown PA	9.22	8.54	0.91	9.57	7.20	0.89	9.39	0.39	115.38	0.53	13.88	132.93	12.26	143.36	14.16	0.76	2.64	36.71
TONE	TierOne Corp. of Lincoln NE	9.67	8.09	1.09	11.64	5.79	1.05	11.22	0.68	140.12	1.07	17.27	188.52	18.22	225.12	17.92	0.28	0.84	14.58
TSBK	Timberland Bancorp, Inc. of WA	13.94	12.63	1.39	10.23	6.49	1.33	9.81	0.52	144.41	1.04	15.40	151.09	21.06	166.81	16.04	0.64	2.06	31.68
TRST	TrustCo Bank Corp NY of NY	7.58	7.58	1.95	24.67	6.91	1.82	24.34	0.11	NA	3.08	14.48	366.89	27.71	366.89	14.68	0.64	5.09	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.05	17.05	-0.12	-0.91	-0.48	-0.02	-0.18	0.52	128.99	0.88	NM	142.28	24.26	142.28	NM	0.28	2.67	NM
UCFC	United Community Fin. of OH	10.36	8.98	0.99	9.40	6.78	0.92	8.69	1.11	55.79	0.73	14.76	134.80	13.97	155.47	15.97	0.36	3.09	45.57
UBNK	United Fin Grp MHC of MA(46.6)	14.49	14.45	0.48	4.00	2.09	0.48	4.00	0.37	192.29	1.02	NM	150.13	21.75	150.50	NM	0.20	1.67	NM
WSFS	WSFS Financial Corp. of DE*	6.24	6.19	1.03	15.37	7.12	1.04	15.55	0.14	658.39	1.37	14.09	216.41	13.81	218.21	13.89	0.32	0.53	7.44
WVFC	WVS Financial Corp. of PA	6.47	6.47	0.68	10.12	7.46	0.67	10.04	NA	NA	1.71	13.40	134.86	8.72	134.86	13.51	0.64	3.82	51.20
WFSL	Washington Federal, Inc. of WA	14.15	13.49	1.74	11.92	7.13	1.74	11.92	0.10	306.90	0.38	14.03	163.06	23.08	171.03	14.03	0.80	3.52	49.38
WAUN	Wauwatosa Hlds MHC of WI(31.7)	15.05	15.05	0.53	4.49	1.59	0.53	4.49	1.21	28.72	0.40	NM	221.72	33.36	221.72	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.93	8.38	0.03	0.26	0.20	0.30	3.16	0.24	140.65	0.59	NM	141.34	12.63	150.70	NM	0.48	3.20	NM
WGBC	Willow Grove Bancorp Inc of PA	12.89	6.04	0.77	6.38	4.17	0.07	7.19	0.37	240.63	1.30	34.08	123.17	15.81	256.88	21.37	0.48	2.86	68.57

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.5
As of June 16, 2006		11014.6	1251.5	2130.0	1691.8	596.3

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	05/31/06	04/28/06	12/31/05	05/31/05	One-Month	YTD	LTM
All Pub. Traded Thrifts	1,717.7	1,714.0	1,616.4	1,546.4	0.22	6.26	11.08
MHC Index	3,165.5	3,159.7	2,912.4	2,735.5	0.18	8.69	15.72
Stock Exchange Indexes							
AMEX Thrifts	632.7	627.8	620.5	572.0	0.78	1.96	10.61
NYSE Thrifts	1,092.1	1,085.7	1,024.4	985.6	0.60	6.61	10.81
OTC Thrifts	2,065.7	2,074.8	1,952.7	1,850.0	-0.44	5.78	11.66
Geographic Indexes							
Mid-Atlantic Thrifts	3,813.1	3,834.2	3,608.0	3,504.1	-0.55	5.68	8.82
Midwestern Thrifts	3,425.7	3,459.7	3,295.6	3,217.4	-0.98	3.95	6.47
New England Thrifts	1,814.1	1,822.9	1,750.8	1,651.8	-0.48	3.62	9.82
Southeastern Thrifts	1,511.3	1,530.2	1,455.6	1,449.4	-1.24	3.83	4.27
Southwestern Thrifts	1,447.1	1,425.4	1,260.7	1,164.8	1.52	14.79	24.24
Western Thrifts	1,658.9	1,642.2	1,544.1	1,460.4	1.02	7.43	13.59
Asset Size Indexes							
Less than $250M	1,367.4	1,386.7	1,273.4	1,310.8	-1.39	7.38	4.32
$250M to $500M	3,399.2	3,397.6	3,235.2	3,199.3	0.05	5.07	6.25
$500M to $1B	1,889.1	1,884.2	1,777.9	1,728.5	0.26	6.26	9.29
$1B to $5B	2,481.4	2,508.1	2,402.3	2,275.3	-1.07	3.29	9.06
Over $5B	1,033.3	1,028.7	967.8	925.2	0.45	6.77	11.68
Pink Indexes							
Pink Thrifts	464.7	463.8	420.9	403.7	0.20	10.41	15.11
Less than $75M	504.9	513.1	479.4	505.2	-1.59	5.32	-0.05
Over $75M	482.3	481.2	436.3	417.6	0.23	10.53	15.49
Comparative Indexes							
Dow Jones Industrial	11,168.3	11,367.1	10,717.5	10,467.5	-1.75	4.21	6.70
S&P 500	1,270.1	1,310.6	1,248.3	1,191.5	-3.09	1.75	6.60

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the S MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 50(at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Illinois Area Acquisition Activity

Exhibit IV-4
Illinois Thrift Acquisitions 2003-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
12/29/2005	04/03/2006	Marquette National Corp.	IL	Hemlock Federal Financial Corp.	IL	292,330	5.84	0.98	14.71	0.12	195.55	49.0	55.500	239.43	256.71	14.76	16.76	18.96
08/09/2005	12/09/2005	Hometown Community Bncp Inc	IL	Progressive Bancorp, Inc.	IL	121,064	8.41	0.78	8.96	0.45	121.67	11.4	82.000	147.77	147.77	16.35	9.59	1.40
06/29/2005	01/31/2006	MAF Bancorp Inc.	IL	EFC Bancorp, Inc.	IL	1,011,546	8.61	0.56	6.55	0.29	160.52	177.5	34.921	194.22	194.22	25.68	17.55	17.16
04/18/2005	10/01/2005	First BancTrust Corp.	IL	Rantoul First Bank, SB	IL	30,926	7.56	-0.34	-4.75	1.98	523.81	4.2	22.100	180.51	180.51	NM	13.65	7.89
03/25/2005	08/23/2005	Peotone Bancorp Inc.	IL	Vermilion Bancorp, Inc.	IL	49,967	9.63	0.77	8.53	0.29	269.57	8.7	NA	180.72	180.72	22.64	17.41	15.45
11/08/2004	04/01/2005	Main Street Trust Inc.	IL	Citizens First Financial Corp.	IL	327,103	10.46	0.79	8.00	NA	NA	57.0	34.629	151.68	151.68	32.98	17.41	11.19
08/31/2004	12/31/2004	First FS&LA Mattoon	IL	Okaw Building & Loan, SB	IL	15,802	19.95	0.45	2.40	0.46	NA	NA	NA	NA	NA	NA	NA	NA
06/05/2004	10/31/2004	MAF Bancorp Inc.	IL	Chesterfield Financial Corp.	IL	360,899	20.72	0.58	2.89	0.10	344.71	128.5	31.500	163.21	164.23	52.50	35.60	26.50
04/08/2004	08/31/2004	Northbrook Investments	IL	North Bancshares, Inc.	IL	133,746	10.09	0.28	2.71	0.00	NM	23.9	22.750	192.96	192.96	NM	19.74	20.43
01/09/2004	05/28/2004	MB Financial Inc.	IL	First SecurityFed Financial, Inc.	IL	490,842	16.56	1.74	10.50	NA	NA	150.2	35.250	156.95	157.09	15.81	30.59	30.28
12/17/2002	07/21/2003	MAF Bancorp Inc.	IL	Fidelity Bancorp Inc.	IL	698,915	8.01	1.20	15.39	0.23	150.04	101.4	30.999	170.61	170.61	12.45	14.51	12.42
07/22/2002	01/03/2003	Midwest Banc Holdings Inc.	IL	Big Foot Financial Corporation	IL	219,628	12.96	0.47	3.72	NA	NA	33.6	21.274	112.80	112.80	27.63	15.30	4.74
				Average:		312,731	11.56	0.69	6.63	0.44	252.27			171.90	173.67	24.62	18.92	15.13
				Median:		255,979	9.86	0.68	7.28	0.29	195.55			170.61	170.61	22.54	17.41	15.45

Source: SNL Financial, LC.

EXHIBIT IV-5
Ben Franklin Bank of Illinois
Director and Senior Management Summary Resumes

Ben Franklin Bank of Illinois
Director and Senior Management Summary Resumes

Directors

C. Steven Sjogren has been the Chairman, President and Chief Executive Officer of Ben Franklin Bank of Illinois since 2002. Mr. Sjogren has extensive banking experience and served as President and Chief Executive Officer of HomeBanc, Rockford, Illinois from 1981 until 1998 and Regional President of FirstStar Bank until 2000.

Robert E. DeCelles is a senior property supervisor with Community Specialist, Inc. He has been employed in the real estate management and development industries for most of his career. From 1999 to 2002, Mr. DeCelles was the President and Chief Executive Officer of Ben Franklin Bank of Illinois. Mr. DeCelles currently serves as Trustee of the S.E.I.U. Local No. 1 Welfare and Pension Fund.

Bernadine V. Dziedzic is currently the compliance officer and corporate secretary for Ben Franklin Bank of Illinois. She has been with Ben Franklin Bank of Illinois since 1998.

John R. Perkins is President of Perkins & Associates, LLC, Rockford, Illinois which provides structured legal settlements for personal injury, wrongful death and workers compensation claims. Mr. Perkins has approximately 25 years of banking experience in various positions including as Executive Vice President of HomeBanc, Rockford, Illinois until 1998 and as Senior Vice President of FirstStar Bank until 2000. He is a certified public accountant.

Nicholas J. Raino is currently retired. He is Chairman of the Board of Dale, Smith & Associates, an advertising and marketing firm specializing in financial institutions. Mr. Raino has served on the boards of three other depository institutions, two of which were publicly traded.

James M. Reninger is the owner of Whitfield & Reninger, Ltd., a public accounting firm located in Arlington Heights. He is a certified public accountant with over 30 years experience.

Executive Officers Who Are Not Directors

Glen A. Miller has been the Vice President and Chief Financial Officer of Ben Franklin Bank of Illinois since 2001. Previously, he was the Assistant Vice President, Financial Reporting and Analysis with Liberty Federal Savings Bank, located in Hinsdale, Illinois from 1997 to 2001.

Robin L. Jenkins has been the Senior Vice President and Chief Lending Officer of Ben Franklin Bank of Illinois since 2006. Prior to joining Ben Franklin Bank of Illinois, he was Vice President of Mortgage Banking for Norstates Bank.

Angie Plesiotis has been the Chief Operations Officer and Vice President of Ben Franklin Bank of Illinois since 2000. Previously, she was Assistant Vice President and Branch Manager at St. Paul Federal Bank.

Source: Ben Franklin Bank's prospectus.

EXHIBIT IV-6
Ben Franklin Bank of Illinois
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Ben Franklin Bank of Illinois
Pro Forma Regulatory Capital Ratios

	Historical at March 31, 2006		Pro Forma at March 31, 2006, Based Upon the Sale of: 573,750 Shares at Minimum of Offering Range		675,000 Shares at Midpoint of Offering Range		776,250 Shares at Maximum of Offering Range		892,688 Shares at Adjusted Maximum of Offering Range (1)	
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
					(Dollars in thousands)					
GAAP capital	$ 8,356	7.58%	$ 11,439	10.05%	$ 11,470	10.07%	$ 11,441	10.04%	$ 11,470	10.05%
Tangible capital:										
Tangible capital	$ 8,333	7.56%	$ 11,416	10.03%	$ 11,447	10.04%	$ 11,418	10.01%	$ 11,447	10.03%
Requirement	1,654	1.50	1,708	1.50	1,710	1.50	1,711	1.50	1,713	1.50
Excess	$ 6,679	6.06%	$ 9,708	8.53%	$ 9,737	8.54%	$ 9,707	8.51%	$ 9,734	8.53%
Core capital:										
Core capital (3)	$ 8,333	7.56%	$ 11,416	10.03%	$ 11,447	10.04%	$ 11,418	10.01%	$ 11,447	10.03%
Requirement (4)	4,411	4.00	4,555	4.00	4,560	4.00	4,562	4.00	4,567	4.00
Excess	$ 3,922	3.56%	$ 6,861	6.03%	$ 6,887	6.04%	$ 6,856	6.01%	$ 6,880	6.03%
Risk-based capital:										
Tier 1 risk-based	$ 8,333	10.83%	$ 11,416	14.50%	$ 11,447	14.53%	$ 11,418	14.49%	$ 11,447	14.51%
Requirement	3,077	4.00	3,149	4.00	3,151	4.00	3,153	4.00	3,155	4.00
Excess	$ 5,256	6.83%	$ 8,267	10.50%	$ 8,296	10.53%	$ 8,265	10.49%	$ 8,292	10.51%
Total risk-based capital (3)(5)	$ 8,843	11.49%	$ 11,926	15.15%	$ 11,957	15.18%	$ 11,928	15.13%	$ 11,957	15.16%
Requirement	6,155	8.00	6,298	8.00	6,303	8.00	6,305	8.00	6,311	8.00
Excess	$ 2,688	3.49%	$ 5,628	7.15%	$ 5,654	7.18%	$ 5,623	7.13%	$ 5,646	7.16%

(1) As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares of common stock, or changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) Pro forma capital levels assume that Ben Franklin Financial, Inc. funds restricted stock awards under the stock-based incentive plan with purchases in the open market of 1.96% of the shares of common stock sold in the offering at a price equal to the price for which the shares of common stock are sold in the offering, and that the employee stock ownership plan purchases 3.92% of the shares of common stock issued in the reorganization (including shares issued to Ben Franklin Financial, MHC) with funds borrowed from Ben Franklin Financial, Inc. The Bank's pro forma GAAP and regulatory capital has been reduced by the amount required to fund both of these plans. See "Management" for a discussion of the stock-based incentive plan and employee stock ownership plan.

Source: Ben Franklin Bank's prospectus.

EXHIBIT IV-7

Ben Franklin Bank of Illinois

Pro Forma Analysis Sheet – Fully-Converted Basis

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Ben Franklin Bank of Illinois
June 16, 2006

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	31.48 x	28.43x	28.94x	24.82x	26.26x	19.79x	16.96x
Price-core earnings ratio (x)		P/Core	33.01 x	27.86x	27.05x	28.26x	31.03x	20.98x	17.44x
Price-book ratio (%)	=	P/B	72.09%	89.54%	91.33%	117.89%	120.04%	153.96%	141.33%
Price-tangible book ratio (%)	=	P/TB	72.09%	92.78%	91.62%	138.91%	121.04%	173.36%	161.19%
Price-assets ratio (%)	=	P/A	12.23%	22.85%	21.82%	13.69%	12.58%	17.00%	14.08%

Valuation Parameters

Pre-Conversion Earnings (Y)	$320,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$298,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$8,356,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Val. (TB)	$8,356,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$110,247,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	4.82%	Foundation (F)	0.00%
Est. Conversion Expenses (3)(X)	5.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	34.00%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	39.20% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $15,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $15,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $15,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $15,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $15,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	1,983,750	10.00	$ 19,837,500	0	1,983,750	$ 19,837,500
Maximum	1,725,000	10.00	17,250,000	0	1,725,000	17,250,000
Midpoint	1,500,000	10.00	15,000,000	0	1,500,000	15,000,000
Minimum	1,275,000	10.00	12,750,001	0	1,275,000	12,750,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 4.82 percent, and a tax rate of 34.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 34.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 39.20 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 34.0 percent.

EXHIBIT IV-8
Ben Franklin Bank of Illinois
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Minimum

1. Pro Forma Market Capitalization	$12,750,000
Less: Foundation Shares	-
2. Offering Proceeds	$12,750,001
Less: Estimated Offering Expenses	637,500
Net Conversion Proceeds	$12,112,501

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$12,112,501
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,530,000
Net Proceeds Reinvested	$10,582,501
Estimated net incremental rate of return	3.18%
Reinvestment Income	$336,651
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	44,880
Less: Amortization of Options (4)	91,463
Less: Recognition Plan Vesting (5)	67,320
Net Earnings Impact	$132,987

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$320,000	$132,987	$452,987
12 Months ended March 31, 2006 (core)	$298,000	$132,987	$430,987

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,356,000	$10,582,501	$0	$18,938,501
March 31, 2006 (Tangible)	$8,356,000	$10,582,501	$0	$18,938,501

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,247,000	$10,582,501	$0	$120,829,501

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Midpoint

1. Pro Forma Market Capitalization	
Less: Foundation Shares	$15,000,000
2. Offering Proceeds	-
Less: Estimated Offering Expenses	$15,000,000
Net Conversion Proceeds	750,000
	$14,250,000

3. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	
Less: Cash Contribution to Foundation	$14,250,000
Less: Non-Cash Stock Purchases (1)	0
Net Proceeds Reinvested	1,800,000
Estimated net incremental rate of return	$12,450,000
Reinvestment Income	3.18%
Less: Estimated cost of ESOP borrowings (2)	$396,059
Less: Amortization of ESOP borrowings (3)	0
Less: Amortization of Options (4)	52,800
Less: Recognition Plan Vesting (5)	107,604
Net Earnings Impact	79,200
	$156,455

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$320,000	$156,455	$476,455
12 Months ended March 31, 2006 (core)	$298,000	$156,455	$454,455

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,356,000	$12,450,000	$0	$20,806,000
March 31, 2006 (Tangible)	$8,356,000	$12,450,000	$0	$20,806,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,247,000	$12,450,000	$0	$122,697,000

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Maximum Value

1. Pro Forma Market Capitalization	$17,250,000
Less: Foundation Shares	-
2. Offering Proceeds	$17,250,000
Less: Estimated Offering Expenses	862,500
Net Conversion Proceeds	$16,387,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$16,387,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,070,000
Net Proceeds Reinvested	$14,317,500
Estimated net incremental rate of return	3.18%
Reinvestment Income	$455,468
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	60,720
Less: Amortization of Options (4)	123,745
Less: Recognition Plan Vesting (5)	91,080
Net Earnings Impact	$179,924

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$320,000	$179,924	$499,924
12 Months ended March 31, 2006 (core)	$298,000	$179,924	$477,924

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,356,000	$14,317,500	$0	$22,673,500
March 31, 2006 (Tangible)	$8,356,000	$14,317,500	$0	$22,673,500

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,247,000	$14,317,500	$0	$124,564,500

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Supermaximum Value

1. Pro Forma Market Capitalization	$19,837,500
Less: Foundation Shares	-
2. Offering Proceeds	$19,837,500
Less: Estimated Offering Expenses	991,875
Net Conversion Proceeds	$18,845,625

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$18,845,625
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,380,500
Net Proceeds Reinvested	$16,465,125
Estimated net incremental rate of return	3.18%
Reinvestment Income	$523,789
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	69,828
Less: Amortization of Options (4)	142,306
Less: Recognition Plan Vesting (5)	104,742
Net Earnings Impact	$206,912

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$320,000	$206,912	$526,912
12 Months ended March 31, 2006 (core)	$298,000	$206,912	$504,912

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,356,000	$16,465,125	$0	$24,821,125
March 31, 2006 (Tangible)	$8,356,000	$16,465,125	$0	$24,821,125

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,247,000	$16,465,125	$0	$126,712,125

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 Years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFSB	Brooklyn Fed MHC of NY (30.0)	4,116	-50	17	0	4,083	13,225	0.31
CHEV	Cheviot Fin Cp MHC of OH(45.0)	1,975	-19	6	0	1,962	9,919	0.20
CONK	Colonial Banc MHC of NJ (46.0)	1,777	-59	20	0	1,738	4,522	0.38
GOV	Gouverneur Bcp MHC of NY(42.6)	1,223	-29	10	0	1,204	2,252	0.53
GCBC	Green Co Bcrp MHC of NY (44.2)	2,414	66	-22	0	2,458	4,145	0.59
HBOS	Heritage Fn Gp MHC of GA(30.0)	3,715	4	-1	0	3,718	11,241	0.24
JXSB	Jcksnville Bcp MHC of IL(47.2)	1,030	-114	39	0	955	1,982	0.48
KFFB	KY Fst Fed Bp MHC of KY (45.0)	1,860	177	-60	0	1,977	8,598	0.23
NVSL	Naug Vlly Fin MHC of CT (45.0)	1,971	-36	12	0	1,947	7,604	0.26
PBHC	Pathfinder BC MHC of NY (35.7)	583	284	-97	0	748	2,463	0.30

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Ben Franklin Bank of Illinois

Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Ben Franklin Bank of Illinois
June 16, 2006

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	41.19 x	29.57x	26.42x	24.62x	26.26x	19.79x	16.96x
Price-core earnings ratio (x)		P/Core	43.84 x	31.62x	30.12x	28.26x	31.03x	20.96x	17.44x
Price-book ratio (%)	=	P/B	111.73%	166.79%	163.96%	117.89%	120.04%	153.98%	141.33%
Price-tangible book ratio (%)	=	P/TB	111.73%	176.99%	171.03%	138.91%	121.04%	173.36%	161.19%
Price-assets ratio (%)	=	P/A	13.01%	26.66%	24.40%	13.69%	12.58%	17.00%	14.08%

Valuation Parameters

Pre-Conversion Earnings (Y)(2)	$317,000	ESOP Stock Purchases (E)	8.71% (6)
Pre-Conversion Earnings (CY)(2)	$295,000	Cost of ESOP Borrowings (S)	0.00% (5)
Pre-Conversion Book Value (B)(2)	$8,256,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (TB)(2)	$8,256,000	MRP Amount (M)	4.36%
Pre-Conversion Assets (A)(2)	$110,147,000	MRP Vesting (N)	5.00 years (6)
Reinvestment Rate(R)(3)	4.82%	Foundation (F)	0.00%
Est. Conversion Expenses (X)(4)	10.30%	Tax Benefit (Z)	0
Tax Rate (TAX)	34.00%	Percentage Sold (PCT)	45.00%
		Option (O1)	10.89% (7)
		Estimated Option Value (O2)	39.20% (7)
		Option vesting (O3)	5.00 (7)
		Option pct taxable (O4)	25.00% (7)

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $15,000,000

2. $$V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $15,000,000

3. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $15,000,000

4. $$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $15,000,000

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $15,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued to Foundation	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	1,091,063	892,688	10.00	$ 8,926,880	0	892,688	$ 8,926,880	1,983,750
Maximum	948,750	776,250	10.00	$ 7,762,500	0	776,250	7,762,500	1,725,000
Midpoint	825,000	675,000	10.00	$ 6,750,000	0	675,000	6,750,000	1,500,000
Minimum	701,250	573,750	10.00	$ 5,737,500	0	573,750	5,737,500	1,275,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Reflects impact of funding MHC with $100,000.
(3) Net return reflects a reinvestment rate of 4.82 percent, and a tax rate of 34.0 percent.
(4) Offering expenses shown at estimated midpoint value.
(5) No cost is applicable since holding company will fund the ESOP loan.
(6) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 34.0 percent.
(7) 10 percent option plan with an estimated Black-Scholes valuation of 39.20 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 34.0 percent.

EXHIBIT IV-11
Ben Franklin Bank of Illinois
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Minimum

1.	Pro Forma Market Capitalization	$5,737,500
	Less: Foundation Shares	-
2.	Offering Proceeds	$5,737,500
	Less: Estimated Offering Expenses	695,000
	Net Conversion Proceeds	$5,042,500
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$5,042,500
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	749,700
	Net Proceeds Reinvested	$4,292,800
	Estimated net incremental rate of return	3.18%
	Reinvestment Income	$136,563
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	21,991
	Less: Amortization of Options (4)	44,817
	Less: Recognition Plan Vesting (5)	32,987
	Net Earnings Impact	$36,767

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2006 (reported)	$317,000	$36,767	$353,767
	12 Months ended March 31, 2006 (core)	$295,000	$36,767	$331,767

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2006	$8,256,000	$4,292,800	$0	$12,548,800
	March 31, 2006 (Tangible)	$8,256,000	$4,292,800	$0	$12,548,800

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	March 31, 2006	$110,147,000	$4,292,800	$0	$114,439,800

(1) Includes ESOP and MRP stock purchases equal to 8.71 and 4.36 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Midpoint

1.	Pro Forma Market Capitalization	$6,750,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$6,750,000
	Less: Estimated Offering Expenses	695,000
	Net Conversion Proceeds	$6,055,000
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$6,055,000
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	882,000
	Net Proceeds Reinvested	$5,173,000
	Estimated net incremental rate of return	3.18%
	Reinvestment Income	$164,563
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	25,872
	Less: Amortization of Options (4)	52,726
	Less: Recognition Plan Vesting (5)	38,808
	Net Earnings Impact	$47,158

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$317,000	$47,158	$364,158
12 Months ended March 31, 2006 (core)	$295,000	$47,158	$342,158

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,256,000	$5,173,000	$0	$13,429,000
March 31, 2006 (Tangible)	$8,256,000	$5,173,000	$0	$13,429,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,147,000	$5,173,000	$0	$115,320,000

(1) Includes ESOP and MRP stock purchases equal to 8.71 and 4.36 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Maximum

1.	Pro Forma Market Capitalization	$7,762,500
	Less: Foundation Shares	-
2.	Offering Proceeds	$7,762,500
	Less: Estimated Offering Expenses	695,000
	Net Conversion Proceeds	$7,067,500

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$7,067,500
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	1,014,300
Net Proceeds Reinvested	$6,053,200
Estimated net incremental rate of return	3.18%
Reinvestment Income	$192,564
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	29,753
Less: Amortization of Options (4)	60,635
Less: Recognition Plan Vesting (5)	44,629
Net Earnings Impact	$57,548

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$317,000	$57,548	$374,548
12 Months ended March 31, 2006 (core)	$295,000	$57,548	$352,548

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,256,000	$6,053,200	$0	$14,309,200
March 31, 2006 (Tangible)	$8,256,000	$6,053,200	$0	$14,309,200

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,147,000	$6,053,200	$0	$116,200,200

(1) Includes ESOP and MRP stock purchases equal to 8.71 and 4.36 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ben Franklin Bank of Illinois
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$8,926,880
	Less: Foundation Shares	-
2.	Offering Proceeds	$8,926,880
	Less: Estimated Offering Expenses	695,000
	Net Conversion Proceeds	$8,231,880
3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$8,231,880
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	1,166,446
	Net Proceeds Reinvested	$7,065,434
	Estimated net incremental rate of return	3.18%
	Reinvestment Income	$224,766
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	34,216
	Less: Amortization of Options (4)	69,730
	Less: Recognition Plan Vesting (5)	51,324
	Net Earnings Impact	$69,496

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2006 (reported)	$317,000	$69,496	$386,496
12 Months ended March 31, 2006 (core)	$295,000	$69,496	$364,496

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$8,256,000	$7,065,434	$0	$15,321,434
March 31, 2006 (Tangible)	$8,256,000	$7,065,434	$0	$15,321,434

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2006	$110,147,000	$7,065,434	$0	$117,212,434

(1) Includes ESOP and MRP stock purchases equal to 8.71 and 4.36 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 34.0 percent.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (26)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (21)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (20)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (18)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com